Form 10-K, Exhibit 13
period 1994-12-31
OEC MEDICAL SYSTEMS INC
filed 1995-03-28
CIK 317814

EXHIBIT 13.

FIVE YEAR SUMMARY
- ----------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,
(In thousands, except per share amounts)                        1994          1993         1992         1991           1990
- ----------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Net sales:
  Product                                                    $85,206       $89,215      $88,225      $83,044        $68,797
  Service                                                     12,952        10,799        8,653        6,663          5,334
- ----------------------------------------------------------------------------------------------------------------------------
  Total net sales                                             98,158       100,014       96,878       89,707         74,131
- ----------------------------------------------------------------------------------------------------------------------------
Cost of sales:
  Product                                                     52,734        50,290       49,443       44,356         34,335
  Service                                                      7,942         8,278        5,023        4,556          3,925
- ----------------------------------------------------------------------------------------------------------------------------
  Total cost of sales                                         60,676        58,568       54,466       48,912         38,260
- ----------------------------------------------------------------------------------------------------------------------------
  Gross margin                                                37,482        41,446       42,412       40,795         35,871
- ----------------------------------------------------------------------------------------------------------------------------
Operating expenses:
  Research and development                                     8,416         8,689        7,067        5,239          4,181
  Marketing and sales                                         16,487        17,001       15,524       12,836         10,884
  Administrative, general and other                            5,776         8,149        5,337        4,456          4,282
  Litigation judgment                                             --            --        3,100           --             --
- ----------------------------------------------------------------------------------------------------------------------------
  Total operating expenses                                    30,679        33,839       31,028       22,531         19,347
- ----------------------------------------------------------------------------------------------------------------------------
Operating income                                               6,803         7,607       11,384       18,264         16,524
Interest income                                                  346           529          743          756            133
Interest expense                                                (257)         (105)         (19)         (15)           (20)
- ----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations
  before income taxes                                          6,892         8,031       12,108       19,005         16,637
Income tax benefit (expense)                                   1,816         1,776         (362)      (1,251)           807
- ----------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                              8,708         9,807        11,746      17,754         17,444
Income (loss) from discontinued operations                        --       (13,060)      (30,793)      1,111         (1,049)
Gain on disposal of discontinued
  operations, net                                                 --            --            --          --         13,222
- ----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                             $8,708       $(3,253)     $(19,047)    $18,865        $29,617
- ----------------------------------------------------------------------------------------------------------------------------
                                                          ------------------------------------------------------------------
Income (loss) per common and common
  equivalent share:
  Income from continuing operations                            $0.69        $0.80        $0.96        $1.40           $1.29
  Income (loss) from discontinued operations                      --        (1.06)       (2.52)        0.09           (0.08)
  Gain on disposal of discontinued operations, net                --           --           --          --             0.98
- ----------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                            $0.69       $(0.26)      $(1.56)       $1.49           $2.19
- ----------------------------------------------------------------------------------------------------------------------------
                                                                ------------------------------------------------------------
Common and common equivalent shares                           12,552       12,281       12,182       12,658          13,552
- ----------------------------------------------------------------------------------------------------------------------------
                                                          ------------------------------------------------------------------
                                                                                   December 31,
                                                          ------------------------------------------------------------------
                                                               1994         1993         1992         1991            1990
- ----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA FOR CONTINUING OPERATIONS
Cash and temporary cash investments                          $ 7,608      $ 5,383    $   1,924     $  1,260         $ 3,496
Working capital                                               31,199       16,949       18,172       23,278          19,639
Total assets                                                  81,555       77,134       64,214       56,651          52,941
Long-term debt                                                    --           --           55           55          26,145
Stockholders' equity                                          58,913       43,298       40,680       46,009          42,064
- ----------------------------------------------------------------------------------------------------------------------------

Note:  The Company has never paid a dividend on its common stock.

MANAGEMENT DISCUSSION & ANALYSIS

RESULTS OF OPERATIONS

      YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

NET SALES
Net sales for the year ended December 31, 1994 were $98.2 million compared to $100.0 million in 1993.

Product sales in 1994, at $85.2 million, declined by 5% compared with $89.2 million in 1993. The decrease was caused mainly by lower sales of the Company's urology product. The Company feels healthcare reforms still remain a larger factor for OEC in the fixed room urology market where system prices tend to be higher and subject to greater limitations on capital expenditures. Product sales for the year were also affected by a delay in the introduction of the new Series 9600 Mobile Digital Imaging System until the second quarter. This impact was largest in the second quarter and the Company did not fully regain the lost revenue during the year.

Programs put in place at the beginning of 1994 had a strong impact on service revenue, which was up approximately 20% to $13.0 million in 1994, compared to $10.8 million in 1993. The increase was the result of more focused marketing efforts and simplified pricing, which netted a higher contract capture rate.

At December 31, 1994, OEC's backlog was approximately $11.2 million, as compared with approximately $17.1 million at December 31, 1993. OEC includes in backlog only firm orders deliverable within 12 months. Backlog also includes service contract revenue which will be earned over the next twelve months.

The following sets forth OEC's operating results from continuing operations as a percentage of net sales:

                                                        December
                                          -------------------------------------
                                                1994      1993      1992
- -------------------------------------------------------------------------------
Net sales
   Product                                      86.8      89.2      91.1
   Service                                      13.2      10.8       8.9
                                               -----     -----     -----
     Total net sales                           100.0     100.0     100.0
                                               -----     -----     -----
Cost of sales
   Product                                      53.7      50.3      51.0
   Service                                       8.1       8.3       5.2
                                               -----     -----     -----
     Total cost of sales                        61.8      58.6      56.2
                                               -----     -----     -----
     Gross margin                               38.2      41.4      43.8
                                               -----     -----     -----
Operating expenses:
   Research and development                      8.6       8.7       7.3
   Marketing and sales                          16.8      17.0      16.0
   Administrative, general and other             5.9       8.1       8.7
                                               -----     -----     -----
     Total operating expenses                   31.3      33.8      32.0
                                               -----     -----     -----
Operating income                                 6.9       7.6      11.8
Income from continuing operations                8.9       9.8      12.1

MARGIN ANALYSIS
The Company's gross margin declined in 1994 to 38.2% of sales as compared to 41.4% in 1993. This was due to several factors including increased manufacturing costs of the Series 9600, increases in reserves for obsolete inventory, and a shift to lower priced product configurations. Margins also continued to be affected by costs associated with programs designed to enhance compliance with FDA Good Manufacturing Practices. Manufacturing efficiencies were not realized as soon as expected due to delays in key component shipments from a critical vendor. The Company has resolved the vendor situation and is focusing its attention on manufacturing efficiencies and product cost reductions to improve its gross margin. Although the growing demand for lower priced products presents new opportunities for the Company, it also suggests that a return to former gross margin levels will be difficult.

OEC's service segment was able to lower costs by $336,000 or 4% from the prior year. This was attained by improved reliability in 1994 and programs put in place in late 1993. These programs included more efficient utilization of manpower based on location, increased training of personnel and better allocation of repair parts.

R&D EXPENSE
R&D expense as a percentage of sales remained virtually flat compared to 1993. In dollar terms, it declined by $273,000, or 3%, to $8.4 million. The decline reflects the completion of the Series 9600. The company will maintain its commitment to R&D investment while continuing its effort to increase efficiencies in product design.

MARKETING & SALES EXPENSE
Marketing and sales expense declined in 1994 by $514,000 to $16.5 million, or 3% below 1993. The decrease was due to lower commission expense as a result of
lower sales.   As a percentage of net sales, marketing and sales expense was basically flat. This was accomplished despite an increased investment in European sales operations.

ADMINISTRATIVE, GENERAL & OTHER EXPENSE
Administrative, general and other expense as a total was down $2.4 million or 29% in 1994 compared to the previous year. This was largely the result of special factors. In 1993 expenses included a one time charge of $1.3 million against accounts receivable from a former dealer. In the second quarter of 1994, there was a credit of $750,000 (a portion of which was offset by reserves) which was the Company's portion of a litigation settlement paid by Acuson to Diasonics Ultrasound.

INCOME TAXES
During 1994, the reversal of reserves against deferred tax assets resulted in a tax benefit of $2.3 million. This benefit was offset by $0.5 million of tax provision for various state income taxes and federal alternative minimum tax. In addition, $2.1 million of tax benefit was recorded directly to stockholders' equity for the tax benefit derived from stock option exercises. After accounting for the 1994 taxable income, the company had deferred tax assets of $16.0 million, offset by reserves of $9.7 million, on December 31, 1994.


      YEAR ENDED DECEMBER 31, 1993 COMPARED TO YEAR ENDED DECEMBER 31, 1992

Through a corporate restructuring/distribution on September 30, 1993, Diasonics, Inc., spun off two other operating businesses to the shareholders and then merged with OEC, changing its name to OEC Medical Systems, Inc.

NET SALES
Net sales for the year ended December 31, 1993 were $100 million compared with $96.9 million in 1992. The 3% increase in sales was made despite continued softness in markets due to uncertainty surrounding the administrations's health care program, as well as competitive pressures. This was particularly true in the fixed room urology market which experienced a downturn similar to other types of fixed room systems.

MARGIN ANALYSIS
The Company's gross margin declined in 1993 to 41.4% of sales from 43.8% of sales in 1992, primarily a result of three factors. Cost of sales in 1993 included higher than normal costs related to various upgrade and enhancement programs undertaken by the Company. These programs were completed by the second quarter of 1994. In addition, as a result of the separation of the Company's service operation from that of the former Diasonics, Inc. business units, additional personnel were required. Margins were also impacted by the continued efforts and costs associated with ongoing programs to enhance compliance with FDA Good Manufacturing Practices guidelines.

R&D EXPENSE
R&D expense rose by $1.6 million or 22.9% over 1992 to $8.7 million. As a percentage of net sales, research and development expenditures in 1993 also rose to 8.7% of net sales compared to 7.3% of net sales in 1992. The increase was attributable to the Series 9600 Mobile Digital Imaging System which was introduced in 1994 along with product enhancements for current products.

MARKETING & SALES EXPENSE
Marketing and sales expense was higher in 1993 by $1.5 million or 9.5% over 1992. As a percentage of net sales such expenditures rose to 17.0% compared with 16.0% of net sales the previous year. The increase was due to higher commission expense as a result of a higher proportion of domestic sales compared to international or dealer sales. International and dealer sales carry no commission but are sold at a reduced net price.

ADMINISTRATIVE, GENERAL & OTHER EXPENSE
Administrative, general and other expense as a total was relatively flat in 1993 compared to 1992, although both years included unusual items. In 1993, there was a $1.3 million reserve against accounts receivables from a former dealer. In 1992, there was a $3.1 million dollar reserve established for an unfavorable litigation result with a former distributor. The main additional expense in 1993 was due to increased regulatory emphasis in regards to GMP compliance and preparation for IPSO 9001 certification.

INCOME TAXES
In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). SFAS 109 adopts the asset and liability method of comprehensive interperiod income tax accounting. The adoption of SFAS 109 by the Company in the first quarter of 1993 did not have a material impact on the Company's financial position or results of operations at that time. However, in the third quarter, the reversal of certain reserves against deferred tax assets resulted in a tax benefit of $2.0 million, or $0.16 per share. This benefit was offset by $0.2 million of tax provision required for income earned in certain states.

INFLATION
To date, the company has not experienced any significant effects from inflation.

LIQUIDITY & CAPITAL RESOURCES
Cash provided by operating activities from the Company's continuing operations was $9.3 million in 1994 compared with $5.7 million in 1993 and $14.7 million in 1992. In 1994, the company made a $5.1 million principal and interest payment on a note to Diasonics Ultrasound, Inc. A second installment was not required to be paid under the note agreement because of the sale of Diasonics Ultrasound to Elbit. The gain to the Company was credited to equity.

The Company's capital expenditures totalled $3.4 million in 1994 compared with $3.3 million in 1993 and $2.3 in 1992. Capital expenditures in all three years were made primarily to upgrade and increase manufacturing operations. At December 31, 1994, the Company had no significant commitments for capital expenditures. Cash and temporary cash investments increased to $7.6 million at December 31, 1994 from $5.4 million at December 31, 1993.

A stock repurchase program of 750,000 shares of its outstanding common stock was announced in December 1994. The Company believes the stock is undervalued and is a sound investment for a portion of its cash reserves. The manner and timing of the repurchase will depend on market conditions and the company's cash reserves. As of December 31, 1994, no stock had been repurchased.

OEC believes that it has sufficient liquidity and anticipated cash flow to meet it obligations in 1995. In addition, OEC continues to carry an unused $10 million line of credit.

                            OEC MEDICAL SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                              Years Ended December 31,
                                          ---------------------------------
(In thousands, except per share amounts)      1994      1993      1992
- ---------------------------------------------------------------------------
Net sales:
   Product                                 $85,206  $ 89,215   $88,225
   Service                                  12,952    10,799     8,653
- ---------------------------------------------------------------------------

      Total net sales                       98,158   100,014    96,878
- ---------------------------------------------------------------------------

Cost of sales:
   Product                                  52,734    50,290    49,443
   Service                                   7,942     8,278     5,023
- ---------------------------------------------------------------------------

      Total cost of sales                   60,676    58,568    54,466
- ---------------------------------------------------------------------------

      Gross margin                          37,482    41,446    42,412
- ---------------------------------------------------------------------------

Operating expenses:
   Research and development                  8,416     8,689     7,067
   Marketing and sales                      16,487    17,001    15,524
   Administrative, general and other         5,776     8,149     8,437
- ---------------------------------------------------------------------------

   Total operating expenses                 30,679    33,839    31,028
- ---------------------------------------------------------------------------

Operating income                             6,803     7,607    11,384

Interest income                                346       529       743
Interest expense                              (257)     (105)      (19)
- ---------------------------------------------------------------------------

Income before income taxes                   6,892     8,031    12,108
Income tax benefit (expense)                 1,816     1,776      (362)
- ---------------------------------------------------------------------------

Income from continuing operations            8,708     9,807    11,746
Loss from operation of discontinued
   operations [net of income tax benefit
   (expense) of ($238) and $507]                --   (13,060)  (30,793)
- ---------------------------------------------------------------------------

Net income (loss)                           $8,708   $(3,253) $(19,047)
- ---------------------------------------------------------------------------
                                            -------------------------------

Income (loss) per common and common
   equivalent share:
   Continuing operations                     $0.69    $ 0.80    $ 0.96
   Discontinued operations                      --     (1.06)    (2.52)
- ---------------------------------------------------------------------------

   Net income (loss)                         $0.69    $(0.26)   $(1.56)
- ---------------------------------------------------------------------------
                                            -------------------------------
Common and common equivalent shares         12,552    12,281    12,182
- ---------------------------------------------------------------------------
                                            -------------------------------

See accompanying notes to consolidated financial statements.

                            OEC MEDICAL SYSTEMS, INC.
                           CONSOLIDATED BALANCE SHEETS

- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   December 31,
                                                                                --------------------------------------------------
(In thousands, except per share amounts)                                                1994                       1993
- ----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and temporary cash investments                                               $ 7,608                   $  5,383
   Accounts and notes receivable, net                                                 24,289                     25,184
   Inventories                                                                        18,463                     19,120
   Prepaid expenses and other current assets                                             835                      1,098
   Deferred income taxes                                                               2,646                         --
- ----------------------------------------------------------------------------------------------------------------------------------
   Total current assets                                                               53,841                     50,785


Long-term receivables                                                                    903                      1,361
Property and equipment, net                                                           11,388                     10,698
Cost in excess of net assets acquired, net                                            11,495                     12,136
Deferred income taxes                                                                  3,676                      2,000
Other assets, net                                                                        252                        154
- ----------------------------------------------------------------------------------------------------------------------------------

   Total                                                                             $81,555                    $77,134
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                --------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                  $ 5,158                    $ 4,242
   Note payable to related party                                                          --                      9,700
   Accrued salaries and benefits                                                       2,520                      2,341
   Accrued warranty and installation costs                                             1,115                      1,363
   Deferred income on service contracts and customer deposits                          5,228                      4,816
   Income taxes payable                                                                  415                        816
   Accrued legal fees and litigation settlements                                       4,319                      4,075
   Accrued restructuring costs                                                            --                      3,259
   Accrued distributor commissions                                                     2,260                      2,422
   Other accrued liabilities                                                           1,627                        802
- ----------------------------------------------------------------------------------------------------------------------------------

   Total current liabilities                                                          22,642                     33,836
- ----------------------------------------------------------------------------------------------------------------------------------


Commitments and contingencies

Stockholders' equity:
   Preferred stock, $.01 par value; Authorized -- 2,000 shares, including 1,100 shares of convertible preferred stock, none outstanding
   Common stock, $.01 par value; Authorized -- 30,000 shares
     Issued -- 12,482 and 12,411 in 1994 and 1993, respectively                          125                        124
   Capital in excess of par value                                                     73,783                     66,858
   Accumulated deficit                                                               (14,959)                   (23,667)
   Foreign currency translation                                                          (36)                       (17)
- ----------------------------------------------------------------------------------------------------------------------------------

   Total stockholders' equity                                                         58,913                     43,298
- ----------------------------------------------------------------------------------------------------------------------------------

   Total                                                                             $81,555                    $77,134
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                --------------------------------------------------

See accompanying notes to consolidated financial statements.

                            OEC MEDICAL SYSTEMS, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                 Capital
                                                Common Stock    In Excess                 Treasury Stock        Foreign
                                              ------------------  of Par    Accumulated  ----------------       Currency
(In thousands)                                 Shares   Amount    Value       Deficit    Shares    Amount       Translation   Total
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1992                      15,041    $150     $201,596    $5,109       2,914    $ (45,493)      --      $161,362
- -----------------------------------------------------------------------------------------------------------------------------------

Issuance of stock under employee/
     consultant benefit plans                     88       1          978       --           --           --       --           979
Net loss                                          --      --           --  (19,047)          --           --       --       (19,047)
- -----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1992                    15,129     151      202,574  (13,938)       2,914      (45,493)      --       143,294
- -----------------------------------------------------------------------------------------------------------------------------------

Retirement of treasury shares                 (2,914)    (29)     (38,988)  (6,476)      (2,914)      45,493       --            --
Issuance of stock under employee/
     consultant benefit plans                    196       2        1,501       --           --           --       --         1,503
Net book value of assets distributed to
     stockholders in connection with
     corporate restructuring                      --      --      (98,229)      --           --           --       --       (98,229)
Foreign currency translation                      --      --           --       --           --           --     $(17)          (17)
Net loss                                          --      --           --   (3,253)          --           --       --        (3,253)
- -----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1993                    12,411     124       66,858  (23,667)          --           --      (17)       43,298
- -----------------------------------------------------------------------------------------------------------------------------------

Issuance of stock under employee/
     consultant benefit plans                     71       1          359       --           --           --       --           360
Tax benefit attributable to appreciation of
     common stock options exercised               --      --        2,091       --           --           --       --         2,091
Cancellation of note payable originally
     issued in connection with 1993
     corporate restructuring                      --      --        4,475       --           --           --       --         4,475
Foreign currency translation                      --      --           --       --           --           --      (19)          (19)
Net income                                        --      --           --    8,708           --           --       --         8,708
- -----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1994                    12,482    $125      $73,783  $(14,959)         --           --     $(36)      $58,913
- -----------------------------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                            OEC MEDICAL SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

- --------------------------------------------------------------------------------------------------------------------------
                                                                                         Years Ended December 31,
                                                                        --------------------------------------------------
(In thousands)                                                                1994              1993              1992
- --------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income from continuing operations                                           $8,708             $9,807          $11,746
Adjustments to reconcile income from continuing operations
    to net cash provided by continuing operations:
    Depreciation and amortization                                            3,546              2,812            2,480
    Bad debt expense                                                           245              1,695              100
    Legal settlement recorded as reduction of note payable
     to related party                                                         (750)                --               --
    Deferred income tax benefit                                             (2,280)            (2,000)              --
    Current tax benefit attributable to stock options exercised                 49                 --               --
    Changes in current assets and liabilities:
       Accounts and notes receivable                                           650             (1,097)          (6,928)
       Inventories                                                             657             (5,890)             940
       Prepaid expenses and other current assets                               263               (383)            (517)
       Other assets                                                           (252)                60                3
       Accounts payable                                                        916              1,534              127
       Accrued salaries and benefits                                           179                604               26
       Accrued warranty and installation costs                                (248)              (387)             170
       Deferred income on service contracts and customer deposits              412              1,874              517
       Income taxes payable                                                   (401)              (108)             884
       Accrued legal fees and litigation settlements                           244             (1,585)             934
       Accrued restructuring costs                                          (3,259)              (991)           4,250
       Accrued distributor commissions                                        (162)               127              664
       Other accrued liabilities                                               825               (411)            (659)
- --------------------------------------------------------------------------------------------------------------------------
       Net cash provided by continuing operations                            9,342              5,661           14,737
       Net cash provided (used) by discontinued operations                      --              1,025           (3,925)
- --------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                             9,342              6,686           10,812
- --------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Reduction (increase) in long-term receivables                                  458             (1,361)              --
Additions to property and equipment                                         (3,441)            (3,297)          (2,315)
Change in net long-term assets of discontinued operations                       --                 --           (8,906)
Other                                                                          (19)               (17)              94
- --------------------------------------------------------------------------------------------------------------------------
    Net cash used by investing activities                                   (3,002)            (4,675)         (11,127)
- --------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Sales of common stock                                                          360              1,503              979
Payments on notes payable                                                   (4,475)               (55)
- --------------------------------------------------------------------------------------------------------------------------
       Net cash provided (used) by financing activities                     (4,115)             1,448              979
- --------------------------------------------------------------------------------------------------------------------------
Net increase in cash and temporary cash investments                          2,225              3,459              664
Cash and temporary cash investments at beginning of year                     5,383              1,924            1,260
- --------------------------------------------------------------------------------------------------------------------------
Cash and temporary cash investments at end of year                          $7,608             $5,383           $1,924
- --------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION (FOR CONTINUING
 AND DISCONTINUED OPERATIONS):
    Cash paid during the year for interest                                    $257             $1,815           $3,282
    Cash paid during the year for income taxes                                $357             $1,491           $1,887

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
During 1993, the Company was restructured and divided into three separate publicly traded companies (see Note 2).  In connection with the restructuring, the following net assets of the Company were distributed to the Company's stockholders:
    Assets distributed                                                                       $147,866
    Liabilities distributed [including $9,700 note payable to
     related party (see Note 9)]                                                              (49,637)
                                                                                             --------
    Net book value of assets distributed                                                     $ 98,229
                                                                                             --------
                                                                                             --------

During 1994, the remaining balance of the note payable to related party, in the amount of $4,475 was cancelled with the corresponding benefit credited to capital in excess of par value. In addition, the tax benefit in the amount of $2,042 attributable to the appreciation of common stock options exercised prior to 1994 was credited directly to capital in excess of par value.

See accompanying notes to consolidated financial statements.

                             OEC MEDICAL SYSTEMS, INC.
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include those of OEC Medical Systems, Inc. (formerly Diasonics, Inc.) (see Note 2) and its wholly-owned subsidiaries ("the Company"). All material intercompany balances and transactions have been eliminated in consolidation.

OPERATIONS
The Company designs, manufactures, markets and services computer-based medical instruments (primarily X-ray imaging systems) for use in hospitals, out-patient clinics, and private practice surgi-centers. The systems are marketed through direct sales forces of the Company and through independent distributors and dealers.

REVENUE RECOGNITION
Sales are generally recognized at the time the products are shipped, as are provisions for estimated installation costs, warranty costs, agents' commissions and sales allowances. Amounts received upon the sale of service contracts are deferred and recognized as service revenue over the life of the contract.

CASH,TEMPORARY CASH INVESTMENTS
& LINE OF CREDIT
Temporary cash investments are interest bearing investments readily convertible to cash with original short-term maturities less than 90 days and are stated at cost, which approximates market. At December 31, 1994, the Company has a line of credit for $10 million which expires May 1996. No borrowing had been made under this line as of December 31, 1994.

ACCOUNTS RECEIVABLE
The allowance for doubtful accounts included in accounts and notes receivable is as follows:

- ----------------------------------------------------------------------
December 31, (In thousands)                  1994           1993
- ----------------------------------------------------------------------
Allowance for doubtful accounts              $725           $2,024
- ----------------------------------------------------------------------
                                         -----------------------------

INVENTORIES
Inventories are stated at the lower of cost (utilizing the first-in/first-out method) or market. Inventories consist of the following:

December 31, (In thousands)                     1994           1993
- ----------------------------------------------------------------------
Purchased parts and completed
   subassemblies                             $ 8,295        $ 7,819
Work-in-process                                3,281          4,145
Finished goods                                 5,661          6,800
Service and repair parts                       4,715          3,389
- ----------------------------------------------------------------------
   Total                                      21,952         22,153
Less reserves                                 (3,489)        (3,033)
- ----------------------------------------------------------------------
   Net                                       $18,463        $19,120
- ----------------------------------------------------------------------
                                         -----------------------------

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost less accumulated depreciation and amortization. The Company uses the straight-line method to depreciate and amortize the cost of assets over their estimated useful lives. Property and equipment consist of the following:

- ----------------------------------------------------------------------
December 31, (In thousands)                     1994           1993
- ----------------------------------------------------------------------
Buildings and land                           $ 6,400        $ 5,537
Machinery and equipment                       13,290         12,982
Leasehold improvements                           815            781
Furniture and fixtures                           171            190
- ----------------------------------------------------------------------

   Total                                      20,676         19,490
Less accumulated depreciation
   and amortization                           (9,288)        (8,792)
- ----------------------------------------------------------------------

   Net                                       $11,388        $10,698
- ----------------------------------------------------------------------
                                         -----------------------------

COST IN EXCESS OF NET ASSETS ACQUIRED
Cost in excess of net assets acquired include the following:

- ----------------------------------------------------------------------
December 31, (In thousands)                  1994           1993
- ----------------------------------------------------------------------
Cost in excess of net assets acquired        $18,396        $18,396
Less accumulated amortization                 (6,901)        (6,260)
- ----------------------------------------------------------------------
   Net                                       $11,495        $12,136
- ----------------------------------------------------------------------
                                         -----------------------------

Cost in excess of net assets acquired is being amortized on a straight-line basis over 30 years. Amortization amounted to $641,000 in each of the three years ended December 31, 1994.

OTHER ASSETS
Other assets include the following:

- ----------------------------------------------------------------------
December 31, (In thousands)                  1994            1993
- ----------------------------------------------------------------------
Patents and licenses                         $990           $ 990
Less accumulated amortization                (990)           (836)
Deposits                                      252              --
- ----------------------------------------------------------------------
   Net                                       $252            $154
- ----------------------------------------------------------------------
                                         -----------------------------

Patents and licenses are amortized on a straight-line basis over 16 years. Amortization amounted to approximately $60,000 in each of the two years ended December 31, 1993 and $154,000 in the year ended December 31, 1994.

ACCRUED WARRANTY AND INSTALLATION COSTS
The Company provides currently for the estimated cost to repair or replace products under warranty provisions in effect at the time of sale.

CONTINGENCIES
As a manufacturer of medical products, the Company is subject to certain regulations of the United States Food and Drug Administration ("FDA'') and various state agencies. These regulations require review or approval of the Company's products, facilities and manufacturing processes, including periodic inspections of manufacturing facilities for compliance with Good Manufacturing Practices as established by the FDA. The Company has devoted substantial human and financial resources to regulatory compliance, and believes that it is in substantial compliance with all applicable federal and state regulations.

INCOME (LOSS) PER COMMON
AND COMMON EQUIVALENT SHARE
Income (loss) per common and common equivalent share is computed using the weighted average number of the Company's common shares outstanding and, for 1994, dilutive common equivalent shares from stock options and warrants, as calculated using the treasury stock method.

FOREIGN CURRENCY TRANSLATION
The financial statements of the Company's foreign subsidiaries are measured using local currencies as the functional currency. Assets and liabilities are translated into US dollars at year-end rates of exchange and results of operations are translated at average rates for the year. Gains and losses resulting from these translations are accumulated in a separate component of stockholders' equity until such time as the entity's operations are discontinued, sold or substantially liquidated.
     Through December 31, 1994, the Company's foreign operations have not been significant.

2. RESTRUCTURING

Effective September 30, 1993, Diasonics, Inc., the Company's predecessor, effected a restructuring and distribution whereby the Company was divided into three separate publicly traded companies. In this transaction, Diasonics, Inc. distributed to its stockholders all of the outstanding stock of (i) Diasonics Ultrasound, Inc., a wholly-owned subsidiary that operated Diasonics, Inc.'s worldwide ultrasound business, including its Sonotron Holding AG medical products distribution subsidiary and its Vingmed Sound, A/S cardiac ultrasound subsidiary, and of (ii) FOCAL Surgery, Inc., a wholly-owned subsidiary of Diasonics, Inc. that operated Diasonics, Inc.'s therapeutic products division. These businesses are now accounted for as discontinued operations for all periods presented through September 30, 1993. Concurrently with the restructuring and distribution, OEC-Diasonics, Inc., Diasonics, Inc.'s sole remaining business, was merged into Diasonics, Inc. and the Company changed its name to OEC Medical Systems, Inc.
     Estimated expenses associated with the restructuring of $9.0 million were accrued as of December 31, 1992 and are included in discontinued operations for that year. Such restructuring charges consist primarily of transaction and professional fees, personnel reductions and facility consolidations.
     Revenues from the discontinued operations totaled $136.7 million and $202.7 million for the years 1993 and 1992, respectively.

3.  INCOME TAXES

Income tax benefit (expense) represents the consolidated amount provided by the Company for its continuing operations, excluding amounts allocated to discontinued operations as calculated on a stand-alone basis. Income tax benefit (expense) from continuing operations consists of:

Years Ended December 31,
(In thousands)                          1994      1993      1992
- ----------------------------------------------------------------------
Current Expense:
   State                                $ (351)    $(224)   $(362)
- ----------------------------------------------------------------------
   Federal                              (2,033)       --       --
   Less utilization of
    operating loss carryforward          1,920        --       --
- ----------------------------------------------------------------------
   Net Federal                            (113)       --       --
- ----------------------------------------------------------------------
   Total Current                          (464)     (224)    (362)
- ----------------------------------------------------------------------
Deferred Benefit:
   Reversal of valuation
    allowance                           $5,125    $2,000       --
   Net operating loss utilized
    currently                           (1,920)       --       --
   Other deferred assets utilized         (925)       --       --
- ----------------------------------------------------------------------
   Total deferred                        2,280     2,000       --
- ----------------------------------------------------------------------
   Net                                  $1,816    $1,776    $(362)
- ----------------------------------------------------------------------
                                    ----------------------------------

Income tax benefit (expense) differs from the amount computed by applying the statutory federal tax rate to income from continuing operations for the following reasons:

Years Ended December 31,
(In thousands)                            1994      1993      1992
- ----------------------------------------------------------------------
Computed federal income tax
   expense at statutory
    rate of 35% (34% in 1992)           $(2,412)  $(2,811)  $(4,117)
State income taxes                         (351)     (224)     (362)
Losses of subsidiaries for which
   benefits are not recorded               (314)       --        --
Utilization of losses of
   discontinued operations                   --     3,082     4,390
Change in valuation allow-
   ance for deferred tax
    assets                                5,125     2,000        --
Permanent differences                      (232)     (271)     (273)
- ----------------------------------------------------------------------

Income tax  benefit (expense)            $1,816    $1,776     $(362)
- ----------------------------------------------------------------------
                                      --------------------------------

     For federal income tax purposes, the Company has a tax net operating loss carryforward of approximately $9,096,000 expiring through the year 2008. Of the total federal tax loss carryforward, approximately $300,000 is attributable to certain items, the future benefit of which would be reflected in stockholders' equity.
     The Company has investment and research and experimental tax credit carryforwards of approximately $6,422,000 expiring in the period 1995 through 2003, plus alternative minimum tax credit carryforwards of approximately $2,246,000.
     The Company implemented Statement of Financial Accounting Standard No. 109 effective January 1, 1993. The implementation did not have a material impact on its financial position or results of operations.
     Deferred income taxes reflect the net tax effects of: (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes; and
(b) operating loss and tax credit carryforwards. The tax effects of significant items comprising the Company's deferred taxes are as follows:

                                                  December 31,
(In thousands)                               1994            1993
- ----------------------------------------------------------------------
Deferred tax assets:
  Reserves not
   currently deductible                      $ 3,875        $ 5,687
  Operating loss
   carryforwards                               3,479          6,295
  Tax credit carryforwards                     8,668          8,577
- ----------------------------------------------------------------------
Total deferred taxes                          16,022         20,559
Valuation allowance                           (9,700)       (18,559)
- ----------------------------------------------------------------------
Net deferred taxes                            $6,322        $ 2,000
- ----------------------------------------------------------------------
                                          ----------------------------

     The deferred tax assets related to operating loss carryforwards include approximately $108,000 attributable to certain items, the future benefit of which would be reflected in stockholders' equity.

4.  COMMITMENTS

The Company leases certain of its manufacturing facilities and certain equipment under operating leases. Future minimum annual rental payments under the Company's operating leases are as follows:

- -------------------------------------------------------------
Years Ended December 31, (In thousands)
- -----------------------------------------------------------
1995                                               $ 928
1996                                                 644
1997                                                 131
1998                                                  61
- -----------------------------------------------------------
Total                                             $1,764
- -----------------------------------------------------------
                                                 ----------

Total rent expense in 1994, 1993, and 1992 was $1,028,000, $422,000 and
$276,000, respectively.
     The Company has entered into various agreements for the purchase of materials and research and development services. The aggregate noncancellable component of such commitments was approximately $6.1 million at December 31, 1994.
     The Company sponsors a 401(k) savings plan in which most domestic salaried employees of the Company are eligible to participate. Contributions made to the plan by the Company are based on a percentage of employee contributions, and totaled $436,000, $378,000, and $313,000, in 1994, 1993 and 1992, respectively.

5.  COMMON STOCK

The Company's 1990 stock plan (which incorporates active options under predecessor plans) permits officers, directors, employees and independent contractors to acquire options or other rights to purchase Company common stock. The purchase price for the shares is their fair market value on the date the option or purchase right is granted. Options and purchase rights generally vest over a 5-year period.
     The Company also maintains an Incentive Stock Acquisition Plan (ISAP) in which only employees may participate. Under the ISAP, the purchase price is 85 percent of the fair market value of the shares on the trading day before the six-month participation period begins or the last trading day of the participation period, whichever is less.

A summary of stock plan activities is as follows:

(In thousands, except average prices)             1994      1993      1992
- ----------------------------------------------------------------------------
Options:
   Outstanding beginning of year                    2,006    1,561      1,517
   Granted                                             85      719        244
   Cancelled                                          (95)    (110)      (142)
   Exercised                                          (44)    (164)       (58)
- ------------------------------------------------------------------------------
   Outstanding end of year                          1,952    2,006      1,561
- ------------------------------------------------------------------------------
Exercisable at end of year                          1,335    1,074      1,114
Available for grant at end of year                    526      517        126
Consideration received for
   options exercised during year                     $232   $1,110       $536
Aggregate purchase price of
   options outstanding at
   end of year                                    $12,239   $12,634   $16,056
Range of purchase prices of
   options outstanding at
   end of year                                      $5.25     $5.25     $8.45
                                                   $14.37    $14.37    $29.40
Average purchase price of
   options exercised during year                    $5.27     $6.77     $9.24
Shares purchased under ISAP                            27        32        30
Consideration received for purchases
  made under ISAP                                    $128      $393      $443

WARRANTS
     In connection with the signing of a product development agreement in 1990, the Company issued warrants to purchase 200,000 shares of its common stock. The warrants are exercisable at a price of $12.70 per share over the period
August 31, 1994 through August 31, 1997. As of December 31, 1994, none of the warrants had been exercised.

STOCK REPURCHASE
     A stock repurchase program of 750,000 shares of its outstanding common stock was announced in December 1994. The Company believes the stock is undervalued and is a sound investment for a portion of its cash reserves. The manner and timing of the repurchase will depend on market conditions and the company's cash reserves. As of December 31, 1994 no stock had been repurchased.

6.  LITIGATION

In 1993, the Company announced that a $3.1 million judgment against the Company had been reversed on appeal. The original litigation was instituted in 1986 by a terminated distributor of the Company's products, and an initial unfavorable judgment was received in 1992. The Company established a full reserve for the judgment at that time, which with accrued interest totaled approximately $3.3 million as of December 31, 1992. The appellate decision has been appealed by the plaintiff. While the Company believes that the appellate decision will stand, no determination can be made as to whether some or all of the reserve should be reversed until all further appellate and related proceedings have finally been determined. As a result, at December 31, 1994 and 1993, the reserve with accrued interest totaled approximately $3.7 million.

      As the successor to Diasonics, Inc., the Company is now the defendant in actions related to the magnetic resonance imaging business (MRI business) which Diasonics, Inc., sold to Toshiba America Medical Systems (TAMS) in 1989. The Company believes that all of these actions are covered by the indemnity provisions in the MRI Purchase Agreement with TAMS, and in December 1993, an arbitration panel issued its award ruling that TAMS was required to indemnify the Company for compensatory damages and punitive damages, if any, awarded against the Company as well as attorneys' fees and expenses incurred by the Company in all of these, and any future, actions. TAMS has appealed the arbitration award to a California court. While the Company believes that the award will be upheld, the Company may incur interim expense prior to receiving full reimbursement from TAMS. To the extent that any liability would not be covered by its indemnity or its arbitration award, the Company does not believe that an adverse outcome would have a material impact on its financial position or results of operations.
     The Company is also a defendant in other ordinary commercial litigation. In light of available insurance and reserves, management believes that such litigation will not have a material effect on its financial position or results of operations.

7.  PREFERRED SHARE PURCHASE RIGHTS

In July 1988, the Company declared a dividend distribution of one Preferred Share Purchase Right (a "Right'') on each outstanding share of common stock. Prior to the acquisition by a person or group of beneficial ownership of 25% or more of the Company's common stock, the Rights are redeemable for one-half cent per Right at the option of the Board of Directors.
     The Rights will trade together with the common stock until they become exercisable. The Rights will be exercisable only if a person or group acquires 25% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 25% or more of the common stock. Each right will entitle stockholders to buy five one-hundredths of a share of a new series of junior participating preferred stock at an exercise price of $10. At December 31, 1994 and 1993, the Company had 2,000,000 shares of such preferred stock authorized with none outstanding. The preferred stock generally carries rights equivalent to one hundred times those of common stock rights and is subject to certain non-dilutive and repurchase options.

     If the Company is acquired in a merger or engages in certain other acquisition transactions with a person or group that holds 25% or more of the Company's common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value at the time of twice the Right's exercise price.
In addition, if a person or group acquires 25% or more of the Company's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of the Company's common shares having a market value of twice the Right's exercise price. This ability to purchase common shares does not operate if the acquisition of 25% occurs pursuant to a cash tender offer for all shares in which such person or group increases its stake from below 25% to 80% or more of the outstanding shares of common stock.
     Following the acquisition by a person or group of beneficial ownership of 25% or more of the Company's common stock and prior to an acquisition of 50% or more of the common stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one-hundredth for a share of the new series of junior participating preferred stock) per Right.

8.   QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 1994 and 1993 is as follows (in thousands, except per share data):

                                                       Quarter
                                          First    Second     Third    Fourth
- -----------------------------------------------------------------------------
1994
Net sales                               $23,260   $19,384   $27,303   $28,211
Gross margin                              9,559     7,125    10,350    10,448
Net income                                2,277       344     2,943     3,144
Income per share                            .18       .03       .23        .25


                                                       Quarter
- -----------------------------------------------------------------------------
                                          First    Second     Third    Fourth
1993
Net sales                               $22,758   $22,477   $26,622   $28,157
Gross margin from
   continuing operations                  9,733     8,929    11,021    11,763
Income from continuing
   operations                             2,310       202     4,568     2,727
Loss from discontinued
  operations                             (4,264)   (5,279)   (3,517)       --
Net income (loss)                        (1,954)   (5,077)    1,051     2,727
Income (loss) per share:
  Continuing                                .19     .02(1)      .37       .22
  Discontinued                             (.35)     (.43)     (.28)       --
  Total                                    (.16)     (.41)      .09       .22

(1) Includes an accrual of $1.3 million reserve against accounts receivable from a former dealer.

9.  RELATED PARTIES

At December 31, 1993, the Company had a note payable to Diasonics Ultrasound, Inc., its former subsidiary (see Note 2), for $9,700,000, due in two equal installments, plus interest at 3% per annum, on June 30, 1994 and December 31, 1994. The note was cancelable under certain conditions, including a merger, acquisition or other transaction resulting in a change in control of Diasonics Ultrasound., Inc. The note was offset by $750,000 in the second quarter of 1994, which was the Company's portion of a litigation settlement paid by Acuson, Inc., to Diasonics Ultrasound, Inc. This reduction of $750,000 has been reflected in the Company's accompanying consolidated statement of operations for the year ended December 31, 1994 as a reduction of administrative, general and other expenses. The first installment of principal in the amount of $4,475,000 was made in the third quarter of 1994. The second installment in the remaining amount of $4,475,000 was not required to be paid under the terms of the note, due to a change in control of Diasonics Ultrasound, Inc. Upon cancellation, the $4,475,000 was credited to capital in excess of par value.
    Sales to Diasonics, Ultrasound, Inc. were $1.9 million in the fourth quarter of 1993 and $5.2 million during 1994.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders of OEC Medical Systems, Inc.

We have audited the accompanying consolidated balance sheets of OEC Medical Systems, Inc. and its subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of OEC Medical Systems, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.



/s/
DELOITTE & TOUCHE LLP



Salt Lake City, Utah
January 20, 1995