Form 10-K, Exhibit 13
period 1995-12-31
OEC MEDICAL SYSTEMS INC
filed 1996-04-01
CIK 317814

                                                               EXHIBIT 13



               Portions of the 1995 Annual Report to Shareholders
                        Including Five Year Summary
      Management's Discussion & Analysis of Financial Condition and Results
                               of Operations
                  Consolidated Financial Statements and Notes

                                                          FINANCIAL INFORMATION
- - -------------------------------------------------------------------------------

                                                              TABLE OF CONTENTS
                         Five Year Financial Summary . . . . . . . . . .Page 18
                         Management's Discussion & Analysis. . . . . . .Page 19
                         Consolidated Financial Statements . . . . . . .Page 22
                         Notes to Consolidated Financial Statements. . .Page 26
                         Independent Auditors' Report. . . . . . . . . .Page 32




                             RESULTS

FIVE YEAR SUMMARY

- - ---------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,      1995     1994      1993      1992      1991
- - ---------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA

NET SALES
  Product                   $86,415   $85,206   $89,215   $88,225   $83,044
  Service                    15,121    12,952    10,799     8,653     6,663
                            -----------------------------------------------
  Total net sales           101,536    98,158   100,014    96,878    89,707
                            -----------------------------------------------
COST OF SALES
  Product                    51,408    52,734    50,290    49,443    44,356
  Service                     8,922     7,942     8,278     5,023     4,556
                            -----------------------------------------------
  Total cost of sales        60,330    60,676    58,568    54,466    48,912
                            -----------------------------------------------
  Gross Margin               41,206    37,482    41,446    42,412    40,795
                            -----------------------------------------------
OPERATING EXPENSES
  Research and development    7,728     8,416     8,689     7,067     5,239
  Marketing and sales        17,668    16,487    17,001    15,524    12,836
  Administrative, general
   and other                  5,498     5,776     8,149     5,337     4,456
  Litigation judgment            --        --        --     3,100        --
                            -----------------------------------------------
  Total operating expenses   30,894    30,679    33,839    31,028    22,531
                            -----------------------------------------------
Operating income             10,312     6,803     7,607    11,384    18,264

Interest income                 676       346       529       743       756
Interest expense                (11)     (257)     (105)      (19)      (15)
                            -----------------------------------------------

Income from continuing
  operations before
  income taxes               10,977     6,892     8,031    12,108    19,005
Income tax benefit
  (expense)                     856     1,816     1,776      (362)   (1,251)
                            -----------------------------------------------
Income from continuing
  operations                 11,833     8,708     9,807    11,746    17,754
Income (loss) from
  discontinued operations        --        --   (13,060)  (30,793)    1,111
                            -----------------------------------------------
Net income (loss)           $11,833    $8,708   $(3,253) $(19,047)  $18,865
                            -----------------------------------------------
Income (loss) per common
  and common equivalent
  share:
  Income from continuing
    operations                $0.94     $0.69     $0.80     $0.96     $1.40
  Income (loss) from
    discontinued operations      --        --     (1.06)    (2.52)     0.09
                            -----------------------------------------------
  Net income (loss)           $0.94     $0.69    $(0.26)   $(1.56)    $1.49
                            -----------------------------------------------
Common and common
  equivalent shares          12,585    12,552    12,281    12,182    12,658
                            -----------------------------------------------

BALANCE SHEET DATA FOR CONTINUING OPERATIONS

Cash and temporary cash
  investments               $16,584   $ 7,608   $ 5,383   $ 1,924   $ 1,260
Working capital              43,900    31,199    16,949    18,172    23,278
Total assets                 91,462    81,555    77,134    64,214    56,651
Long-term debt                   --        --        --        55        55
Stockholders' equity         69,070    58,913    43,298    40,680    46,009
                            -----------------------------------------------
- - ---------------------------------------------------------------------------

Note:  The Company has never paid a dividend on its common stock.

                                           MANAGEMENT'S DISCUSSION AND ANALYSIS
- - -------------------------------------------------------------------------------

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994.

NET SALES
Net sales for the year ended December 31, 1995 were $101.5 million compared to $98.2 million in 1994.

Product sales in 1995 were $86.4 million compared with $85.2 million in 1994, an increase of 1.5%. The increase was primarily due to a large increase in international sales. Domestic sales declined by 10.5%, a factor of backlog erosion in 1994.

Domestic bookings for all products in 1995 were approximately $75.1 million, compared with $73.0 million in 1994, an increase of 2.9%. International bookings increased approximately 125% from $7.5 million in 1994 to $16.9 million in 1995. The geographic difference in growth rates reflects expanding market penetration and opportunities in the international arena compared with continuing weakness in the U.S. healthcare market. The Company's urology product bookings increased approximately 28%, following the introduction of the Uroview 2600 in the first quarter of 1995. Mobile C-Arm bookings increased approximately 9% worldwide.

Total OEC bookings increased 14% to approximately $91.9 million from $80.5 the prior year. As a result, at December 31, 1995, OEC's backlog had improved to approximately $16.8 million, compared with $11.2 million 1994 year end. OEC includes in backlog only firm orders deliverable within 12 months. Backlog also includes service contract revenue which will be earned over the next twelve months.

OEC service revenue increased 16.8%, from $13.0 million to $15.1 million in 1995. These results were attained from an increased contract capture rate despite very aggressive competition from third-party service organizations.

The following table sets forth OEC's operating results from continuing operations as a percentage of net sales:

DECEMBER                              1995       1994       1993
- - ----------------------------------------------------------------
Net Sales
  Product                             85.1       86.8       89.2
  Service                             14.9       13.2       10.8
                                     ---------------------------
  Total net sales                    100.0      100.0      100.0
                                     ---------------------------
Cost of sales
  Product                             50.6       53.7       50.3
  Service                              8.8        8.1        8.3
                                     ---------------------------
  Total cost of sales                 59.4       61.8       58.6
                                     ---------------------------
  Gross margin                        40.6       38.2       41.4
                                     ---------------------------
Operating expenses
  Research and development             7.6        8.6        8.7
  Marketing and sales                 17.4       16.8       17.0
  Administrative, general
    and other                          5.4        5.9        8.1
                                     ---------------------------
  Total operating expenses            30.4       31.3       33.8
                                     ---------------------------
Operating income                      10.2        6.9        7.6
Income from continuing operations     11.7        8.9        9.8
- - ----------------------------------------------------------------

MARGIN ANALYSIS
The Company's gross margin increased in 1995 to 40.6% of sales compared with 38.2% in 1994. Management's focus on manufacturing efficiencies starting in the latter part of 1994 and continuing through 1995 has enabled the Company to reduce its cost of sales. These improvements were achieved despite the higher percentage of international sales through distributors at larger discounts than to domestic end-users, price erosion and a shift in the mix to lower priced products.

OEC's service costs increased approximately $1.0 million from 1994 or 12.3% while service revenue grew by 16.8%.

R&D EXPENSE
R&D expense declined 8.2% in 1995 to $7.7 million, versus $8.4 million in 1994. The decline reflects the completion of the Series 9600 project in mid-1994. The Company believes that success in a global marketplace requires a continuing flow of innovative, high quality products. The investment in BMS, a German manufacturer of mobile C-Arms, has increased our design capabilities and thus will help in getting new products to the market faster. The Company will maintain its commitment to R&D investments while continuing its efforts to increase efficiencies in product design.

MARKETING & SALES EXPENSE
Marketing and sales expense increased in 1995 by $1.2 million to $17.7 million, or 7.6% above 1994. The increase reflects the continuing investment in international sales and the cost increase in the domestic market due to competitive pressures.

ADMINISTRATIVE, GENERAL & OTHER EXPENSE
Administrative, general and other expense was basically flat from 1994. As a percentage of net sales it was down .5%.

INCOME TAXES
During 1995, the reversal of reserves against deferred tax assets resulted in a deferred tax benefit of $1.6 million. This benefit was offset by $0.7 million of current tax provision for various state income taxes and federal alternative minimum tax. In addition, $1.0 million of tax benefit was recorded directly to stockholders' equity for the tax benefit derived from stock option exercises.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993.

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

R&D EXPENSE
R&D expense as a percentage of sales remained virtually flat compared to 1993. In dollar terms, it declined by $273,000 or 3%, to $8.4 million. The decline reflects the completion of the Series 9600.

MARKETING & SALES EXPENSE
Marketing and sales expense declined in 1994 by $514,000 to $16.5 million, or 3% below 1993. The decrease was due to lower commission expense as a result of lower sales. As a percentage of net sales, marketing and sales expense was basically flat. This was accomplished despite an increased investment in European sales operations.

ADMINISTRATIVE, GENERAL & OTHER EXPENSE
Administrative, general and other expense as a total was down $2.4 million or 29% in 1994 compared to the previous year. This was largely the result of special factors. In 1993 expenses included a one time charge of $1.3 million against accounts receivable from a former dealer. In the second quarter of 1994, there was a credit of $75,000 (a portion of which was offset by reserves) which was the Company's portion of a litigation settlement paid by Acuson to Diasonics Ultrasound.

INCOME TAXES
During 1994, the reversal of reserves against deferred tax assets resulted in a deferred tax benefit of $2.3 million. This benefit was offset by $0.5 million of current tax provision for various state income taxes and federal alternative minimum tax. In addition, $2.1 million of tax benefit was recorded directly to stockholders' equity for the tax benefit derived from stock option exercises.

INFLATION
To date, the Company has not experienced any significant effects from inflation.

LIQUIDITY & CAPITAL RESOURCES
Cash provided by operating activities from the Company's continuing operations was $12.8 million in 1995 compared with $9.3 million in 1994 and $5.7 million in 1993.

The Company's capital expenditures totalled $1.1 million in 1995 compared with $3.4 million in 1994 and $3.3 in 1993. Capital expenditures in all three years were made primarily to upgrade and increase manufacturing operations. At December 31, 1995, the Company had no significant commitments for capital expenditures.

Cash and temporary cash investments increased $16.6 million at December 31, 1995 from $7.6 million at December 31, 1994.

A stock repurchase program of 750,000 shares of its outstanding common stock was announced in December 1994 and the authorized amount was increased to 1,250,000 shares in January 1996. The Company believes its stock is undervalued and is a sound investment for a portion of its cash reserves.
The manner and timing of the repurchase will depend on market conditions and the Company's cash reserves. As of December 31, 1995, 648,183 shares have been repurchased at a cost of $4,575,000, of which 87,983 shares were retired and 560,200 shares were recorded as treasury stock.

OEC believes that it has sufficient liquidity and anticipated cash flow to meet its obligations in 1996. In addition, OEC continues to carry an unused $10 million line of credit.

FACTORS THAT MAY AFFECT FUTURE RESULTS
OEC's future operating results are dependent on its ability to develop, manufacture and market innovative products that meet customers' needs. Inherent in this process are a number of risks that the Company must successfully manage in order to achieve favorable operating results. The process of developing new high technology medical products is complex and uncertain and requires innovative designs that anticipate customer needs, technological trends and healthcare shifts. There can be no assurance that the Company will be able to develop and market new products on a cost-effective and timely basis, that such products will compete favorably with products developed by others or that existing technology will not be superseded by new discoveries or breakthroughs.

Because of the substantial length of time and expense associated with bringing new products through development and regulatory approval to the marketplace, the medical device industry places considerable importance on obtaining patent, trademark, copyright and trade secret protection for new technologies, products and processes. The loss of protection could have a material adverse effect on the Company's business.

OEC depends on some significant and single-source vendors for certain important component parts for certain products. While the Company believes any of these single-source items could be replaced over time, abrupt disruption in the supply of a part for a product could have a material adverse effect on the Company's production in cases where the existing inventory of the components is not adequate to meet the Company's demand for the component during such disruption and could have a material adverse effect on its financial condition and results of operations.

The testing, marketing and sale of human healthcare products entails an inherent risk of product liability, and there can be no assurance that product liability claims will not be asserted against OEC. Although OEC has product liability insurance coverage, there can be no assurance that such coverage will provide adequate coverage against all potential claims.

As a manufacturer of medical devices, OEC is subject to extensive and rigorous governmental regulation, principally by the FDA and corresponding state and foreign agencies. Failure to comply with FDA regulations could result in sanctions being imposed, including restrictions on the marketing of or recall of the affected products.

OEC's facilities and manufacturing processes have been periodically inspected by the FDA and other agencies, but remain subject to audit from time to time. OEC continues to devote substantial human and financial resources to regulatory compliance and believes that it remains in substantial compliance with all applicable federal and state regulations. Nevertheless, there can be no assurance that the FDA or a state agency will agree with OEC's positions, or that its GMP compliance will not be challenged at some subsequent point in time.

A portion of the Company's research and development activities, its corporate headquarters and other critical business operations are located near a major earthquake fault. The ultimate impact on the Company, significant suppliers and the general infrastructure is unknown, but operating results could be materially affected in the event of a major earthquake.

Although OEC believes that is has the product offerings and resources needed for continuing success, future revenue and margin trends cannot be reliably predicted and may cause the Company to adjust its operations. Factors external to the Company can result in volatility of the Company's common stock price.

CONSOLIDATED STATEMENTS OF OPERATIONS
- - --------------------------------------------------------------------------------

YEARS ENDED DECEMBER 31,                               1995         1994       1993
- - -----------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
NET SALES
   Product                                        $  86,415   $  85,206   $  89,215
   Service                                           15,121      12,952      10,799
                                                 ----------------------------------
      Total net sales                               101,536      98,158     100,014
                                                 ----------------------------------
COST OF SALES
   Product                                           51,408      52,734      50,290
   Service                                            8,922       7,942       8,278
                                                 ----------------------------------
      Total cost of sales                            60,330      60,676      58,568
                                                 ----------------------------------
      Gross margin                                   41,206      37,482      41,446
                                                 ----------------------------------

OPERATING EXPENSES
   Research and development                           7,728       8,416       8,689
   Marketing and sales                               17,668      16,487      17,001
   Administrative,general and other                   5,498       5,776       8,149
                                                 ----------------------------------
      Total operating expenses                       30,894      30,679      33,839
                                                 ----------------------------------
   Operating income                                  10,312       6,803       7,607

   Interest income                                      676         346         529
   Interest expense                                     (11)       (257)       (105)
                                                 ----------------------------------
   Income before income taxes                        10,977       6,892       8,031
   Income tax benefit                                   856       1,816       1,776
                                                 ----------------------------------
   Income from continuing operations                  11,833       8,708      9,807
   Loss from discontinued operations
      [including income tax expense of $238]             --          --     (13,060)
                                                 ----------------------------------
   Net income (loss)                              $  11,833    $  8,708    $ (3,253)
                                                 ----------------------------------
                                                 ----------------------------------
   Income (loss) per common and common
      equivalent share:
      Continuing operations                          $ 0.94      $ 0.69      $ 0.80
      Discontinued operations                            --          --       (1.06)
                                                 ----------------------------------
      Net income (loss)                              $ 0.94      $ 0.69      $(0.26)
                                                 ----------------------------------
                                                 ----------------------------------
      Common and common equivalent shares            12,585      12,552      12,281
                                                 ----------------------------------
                                                 ----------------------------------

- - --------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

                                                     CONSOLIDATED BALANCE SHEETS
- - --------------------------------------------------------------------------------

DECEMBER 31,                                                                        1995      1994
- - --------------------------------------------------------------------------------------------------
(IN THOUSANDS)
ASSETS
Current assets:
   Cash and temporary cash investments                                          $ 16,584  $  7,608
   Accounts and notes receivable, net                                             24,982    24,289
   Inventories                                                                    18,031    18,463
   Prepaid expenses and other current assets                                         885       835
   Deferred income taxes                                                           5,810     2,646
                                                                            ----------------------
   Total current assets                                                           66,292    53,841

Long-term receivables                                                              1,002       903
Property and equipment, net                                                        9,868    11,388
Cost in excess of net assets acquired, net                                        10,854    11,495
Deferred income taxes                                                              2,898     3,676
Other assets, net                                                                    548       252
                                                                            ----------------------
      Total                                                                     $ 91,462  $ 81,555
                                                                            ----------------------
                                                                            ----------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                             $  4,673  $  5,158
   Accrued salaries and benefits                                                   2,920     2,520
   Accrued warranty and installation costs                                         1,259     1,115
   Deferred income on service contracts and customer deposits                      5,511     5,228
   Income taxes payable                                                              412       415
   Accrued legal fees and litigation settlements                                   3,793     4,319
   Accrued distributor commissions                                                 1,892     2,260
   Other accrued liabilities                                                       1,932     1,627
                                                                            ----------------------
   Total current liabilities                                                      22,392    22,642
                                                                            ----------------------
Commitments and contingencies

Stockholders' equity:
   Preferred stock, $.01 par value; Authorized -- 2,000 shares, including, 1,100 shares of convertible preferred stock, none outstanding
   Common stock, $.01 par value; Authorized -- 30,000 shares
   Issued - 12,789 and 12,482 in 1995 and 1994, respectively                         128       125
   Capital in excess of par value                                                 76,344    73,783
   Stock subscription receivable                                                    (210)       --
   Accumulated deficit                                                            (3,126)  (14,959)
   Treasury stock, 560 shares at cost                                             (4,056)       --
   Foreign currency translation                                                      (10)      (36)
                                                                            ----------------------
   Total stockholders' equity                                                     69,070    58,913
                                                                            ----------------------
   Total                                                                        $ 91,462  $ 81,555
                                                                            ----------------------
                                                                            ----------------------

- - --------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                     CAPITAL
                                      COMMON STOCK  IN EXCESS                TREASURY STOCK       FOREIGN         STOCK
                                      ------------    OF PAR   ACCUMULATED   ----------------     CURRENCY     SUBSCRIPTION
(IN THOUSANDS)                       SHARES  AMOUNT   VALUE      DEFICIT     SHARES    AMOUNT    TRANSLATION    RECEIVABLE   TOTAL
- - ------------------------------------------------------------------------------------------------------------------------- ---------
Balance, January 1, 1993             15,129  $ 151  $ 202,574  $ (13,938)   (2,914)  $(45,493)       --            --     $ 143,294
                                    -----------------------------------------------------------------------------------------------
Retirement of treasury shares        (2,914)   (29)   (38,988)    (6,476)    2,914     45,493        --            --           --
Issuance of stock under
   employee/consultant
   benefit plans                        196      2      1,501         --        --         --        --            --         1,503
Net book value of assets
   distributed to stockholders
   in connection with
   corporate restructuring               --     --    (98,229)        --        --         --        --            --       (98,229)
Foreign currency translation             --     --         --         --        --         --     $ (17)           --           (17)
Net loss                                 --     --         --     (3,253)       --         --        --            --        (3,253)
                                    ------------------------------------------------------------------------------------------------
Balance, December 31, 1993           12,411    124     66,858    (23,667)       --         --       (17)           --        43,298
                                    ------------------------------------------------------------------------------------------------
Issuance of stock under
   employee/consultant
   benefit plans                         71      1        359         --        --         --        --            --           360
Tax benefit attributable to
   appreciation of common
   stock options exercised               --     --      2,091         --        --         --        --            --         2,091
Cancellation of note payable
   originally issued in
   connection with the 1993
   corporate restructuring               --     --      4,475         --        --         --        --            --         4,475
Foreign currency translation             --     --         --         --        --         --       (19)           --           (19)
Net income                               --     --         --      8,708        --         --        --            --         8,708
                                    -----------------------------------------------------------------------------------------------
Balance, December 31, 1994           12,482    125     73,783    (14,959)       --         --       (36)           --        58,913
                                    -----------------------------------------------------------------------------------------------
Issuance of stock under
   employee/consultant
   benefit plans                        355      4      1,919         --        --         --        --            --         1,923
Tax benefit attributable to
   appreciation of common
   stock options exercised               --     --        950         --        --         --        --            --           950
Purchase of treasury shares              --     --         --         --      (648)    (4,575)       --            --        (4,575)
Retirement of treasury shares           (88)    (1)      (518)        --        88        519        --            --            --
Issuance of stock subscription
   receivable                            40     --        210         --        --         --        --        $ (210)           --
Foreign currency translation             --     --         --         --        --         --        26            --            26
Net income                               --     --         --     11,833        --         --        --            --        11,833
                                    -----------------------------------------------------------------------------------------------
Balance, December 31, 1995           12,789  $ 128  $  76,344  $  (3,126)     (560)  $ (4,056)    $ (10)       $ (210)      $69,070
                                    ------------------------------------------------------------------------------------------------
                                    ------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                           CONSOLIDATED STATEMENTS OF CASH FLOW
- - -------------------------------------------------------------------------------

YEARS ENDED DECEMBER 31,                                                      1995       1994       1993
- - ---------------------------------------------------------------------------------------------------------
(IN THOUSANDS)

OPERATING ACTIVITIES
Income from continuing operations                                          $11,833     $8,708     $9,807
Adjustments to reconcile income from continuing operations
  to net cash provided by continuing operations:
    Depreciation and amortization                                            3,272      3,546      2,812
    Bad debt expense                                                            20        245      1,695
    Legal settlement recorded as reduction of note payable to related party     --       (750)        --
    Deferred income tax benefit                                             (1,611)    (2,280)    (2,000)
    Current tax benefit attributable to stock options exercised                175         49         --
    Changes in current assets and liabilities:
      Accounts and notes receivable, net                                      (713)       650     (1,097)
      Inventories                                                              432        657     (5,890)
      Prepaid expenses and other current assets                                (50)       263       (383)
      Other assets, net                                                       (296)      (252)        60
      Accounts payable                                                        (485)       916      1,534
      Accrued salaries and benefits                                            400        179        604
      Accrued warranty and installation costs                                  144       (248)      (387)
      Deferred income on service contracts and customer deposits               283        412      1,874)
      Income taxes payable                                                      (3)      (401)      (108)
      Accrued legal fees and litigation settlements                           (526)       244     (1,585)
      Accrued restructuring costs                                               --     (3,259)      (991)
      Accrued distributor commissions                                         (368)      (162)       127
      Other accrued liabilities                                                305        825       (411)
                                                                           ------------------------------
      Net cash provided by continuing operations                            12,812      9,342      5,661
      Net cash provided by discontinued operations                              --         --      1,025
                                                                           ------------------------------
      Net cash provided by operating activities                             12,812      9,342      6,686
                                                                           ------------------------------

INVESTING ACTIVITIES
Reduction (increase) in long-term receivables                                  (99)       458     (1,361)
Additions to property and equipment                                         (1,111)    (3,441)    (3,297)
Other                                                                           26        (19)       (17)
                                                                           ------------------------------
      Net cash used in investing activities                                 (1,184)    (3,002)    (4,675)
                                                                           ------------------------------

FINANCING ACTIVITIES
Sales of common stock                                                        1,923        360      1,503
Purchases of treasury stock                                                 (4,575)        --         --
Payments on notes payable                                                       --     (4,475)       (55)
                                                                           ------------------------------
      Net cash provided by (used in) financing activities                   (2,652)    (4,115)     1,448

Net increase in cash and temporary cash investments                          8,976      2,225      3,459
Cash and temporary cash investments at beginning of year                     7,608      5,383      1,924
                                                                           ------------------------------
Cash and temporary cash investments at end of year                         $16,584     $7,608     $5,383
                                                                           ------------------------------
                                                                           ------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
(for continuing and discontinued operations):
Cash paid during the year for interest                                         $11       $257     $1,815
Cash paid during the year for income taxes                                    $583       $357     $1,491


SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
During 1993, the Company was restructured and divided into three separate publicly traded companies (see Note 2). In connection with the restructuring, the following net assets of the Company were distributed to the Company's stockholders:

   Assets distributed                                                                        $147,866
   Liabilities distributed [including $9,700 note payable to related party (see Note 10)]     (49,637)
                                                                                             --------
   Net book value of assets distributed                                                      $ 98,299
                                                                                             --------
                                                                                             --------

During 1994, the remaining balance of the note payable to related party, in the amount of $4,475 was cancelled with the corresponding benefit credited to capital in excess of par value. During the years ended December 31, 1995 and 1994, the tax benefits in the amount of $775 and $2,042, respectively, attributable to the appreciation of common stock options were credited directly to capital in excess of par value. During the year ended December 31, 1995, the Company sold 40 shares of its common stock in exchange for a note receivable in the amount of $210.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include those of OEC Medical Systems, Inc. (formerly Diasonics, Inc.) (see Note 2) and its wholly-owned subsidiaries ("the Company"). All material intercompany balances and transactions have been eliminated in consolidation.

OPERATIONS
The Company designs, manufactures, markets and services computer-based medical instruments (primarily X-ray imaging systems) for use in hospitals, outpatient clinics, and private practice surgi-centers. The manufacturing facilities are located in Salt Lake City, Utah and Warsaw, Indiana. The systems are marketed through direct sales forces of the Company and through independent distributors and dealers primarily in the United States, Europe and the Pacific Rim (see
Note 8).

RECENT FINANCIAL ACCOUNTING STANDARDS
In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement addresses the accounting for the impairment of long-lived assets, such as premises, furniture and equipment, certain identifiable intangibles and goodwill related to those assets. Long-lived assets and certain identifiable intangibles are to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the sum of the future cash flows (undiscounted and without interest charges expected from the use of the asset and its eventual disposition) is less than the carrying amount of the asset. The statement also requires that long-lived assets and identifiable intangibles, except for assets of a discontinued operation held for disposal, be accounted for at the lower of cost or fair value less cost to sell. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995. The impact of SFAS No. 121 on the Company is not expected to be material in relation to the consolidated financial statements.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" which will be effective for the Company beginning January 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25 which is based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS
The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUES RECOGNITION
Sales are generally recognized at the time the products are shipped, as are provisions for estimated installation costs, warranty costs, agents' commissions and sales allowances. Amounts received upon the sale of service contracts are deferred and recognized as service revenue over the life of the contract.

CASH, TEMPORARY CASH INVESTMENTS & LINE OF CREDIT
Temporary cash investments are interest-bearing investments readily convertible to cash with original short-term maturities less than 90 days and are stated at cost, which approximates market. At December 31, 1995, the Company had a line of credit for $10 million which expires May 1997. No borrowings had been made under this line as of December 31, 1995.

ACCOUNTS AND NOTES RECEIVABLE
The allowance for doubtful accounts included in accounts and notes receivable is as follows:

DECEMBER 31,                       1995    1994
- - -----------------------------------------------
(IN THOUSANDS)
Allowance for doubtful accounts    $577    $725
                                  -------------
- - -----------------------------------------------

INVENTORIES
Inventories are stated at the lower of cost (utilizing the first-in/first-out method) or market. Inventories consist of the following:

DECEMBER 31,                      1995    1994
- - -------------------------------------------------
(IN THOUSANDS)
Purchase parts and completed
  subassemblies                  $8,190  $ 8,295
Work-in-process                   3,216    3,281
Finished goods                    5,147    5,661
Service and repair parts          4,171    4,715
                                ----------------
   Total                        $20,724  $21,952
Less reserves                    (2,693)  (3,489)
                                ----------------
   Net                          $18,031  $18,463
                                ----------------
                                ----------------
- - -------------------------------------------------

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost less accumulated depreciation and amortization. The Company uses the straight-line method to depreciate and amortize the cost of assets over their estimated useful lives. Property and equipment consist of the following:

DECEMBER 31,                       1995    1994
- - --------------------------------------------------
(IN THOUSANDS)
Buildings and land              $  6,586  $ 6,400
Machinery and equipment           13,754   13,290
Leasehold improvements               700      815
Furniture and fixtures               164      171
                                -----------------
   Total                        $ 21,204  $20,676
Less accumulated depreciation
 and amortization                (11,336)  (9,288)
                                -----------------
   Net                          $  9,868  $11,388
                                -----------------
                                -----------------
- - --------------------------------------------------

COST IN EXCESS OF NET ASSETS ACQUIRED
Cost in excess of net assets acquired include the following:

DECEMBER 31,                       1995    1994
- - ------------------------------------------------
(IN THOUSANDS)
Cost in excess of net assets
 acquired                     $18,396   $18,396
Less accumulated amortization  (7,542)   (6,901)
                              -----------------
   Net                        $10,854   $11,495
                              -----------------
                              -----------------
- - ------------------------------------------------

Cost in excess of net assets acquired is being amortized on a straight-line basis over approximately 30 years. Amortization amounted to $641,000 in each of the three years ended December 31, 1995.

OTHER ASSETS
Other assets consist of the following:

DECEMBER 31,                       1995     1994
- - --------------------------------------------------
(IN THOUSANDS)
Patents and licenses                 --    $ 990
Less accumulated amortization        --     (990)
Deposits                           $345      252
Investment in subsidiary, at cost   203       --
                                   --------------
   Net                             $548    $ 252
                                   --------------
                                   --------------
- - --------------------------------------------------

Patents and licenses are amortized on a straight-line basis over 16 years. Amortization amounted to approximately $60,000 in the year ended December 31, 1993 and $154,000 in the year ended December 31, 1994.

ACCRUED WARRANTY AND INSTALLATION COSTS
The Company provides currently for the estimated cost to repair or replace products under warranty provisions in effect at the time of sale.

CONTINGENCIES
As a manufacturer of medical products, the Company is subject to certain regulations of the United States Food and Drug Administration ("FDA") and various state agencies. These regulations require review or approval of the Company's products, facilities and manufacturing processes, including periodic inspections of manufacturing facilities for compliance with Good Manufacturing Practices as established by the FDA. The Company has devoted substantial human and financial resources to regulatory compliance, and believes that it is in substantial compliance with all applicable federal and state regulations.

INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE
Income (loss) per common equivalent share is computed using the weighted average number of the Company's common shares outstanding and, for 1994 and 1995, dilutive common equivalent shares from stock options and warrants, as calculated using the treasury stock method.

FOREIGN CURRENCY TRANSLATION
The financial statements of the Company's foreign subsidiaries are measured using local currencies as the functional currency. Assets and liabilities are translated into US dollars at year-end rates of exchange and results of operations are translated at average rates of exchange for the year. Gains and losses resulting from these translations are accumulated in a separate component of stockholders' equity until such time as the subsidiary's operations are discontinued, sold or substantially liquidated.

2. RESTRUCTURING

Effective September 30, 1993, Diasonics, Inc., the Company's predecessor, effected a restructuring and distribution whereby Diasonics was divided into three separate publicly traded companies. In this transaction, Diasonics, Inc. distributed to its stockholders all of the outstanding stock of (i) Diasonics Ultrasound, Inc., a wholly-owned subsidiary that operated Diasonics Inc.'s worldwide ultrasound business, including its Sonotron Holding AG medical products distribution subsidiary and its Vingmed Sound A/S cardiac ultrasound subsidiary, and of (ii) FOCAL Surgery, Inc., a wholly-owned subsidiary of Diasonics Ultrasound, Inc. that operated Diasonics, Inc.'s therapeutic products division. These businesses are now accounted for as discontinued operations for the period presented through September 30, 1993. Concurrently with the restructuring and distribution, OEC-Diasonics, Inc., Diasonics, Inc.'s sole remaining business, was merged into Diasonics, Inc. and the Company changed its name to OEC Medical Systems, Inc.

     Revenues from the discontinued operations totaled $136.7 million for 1993.

3. INCOME TAXES

Income tax benefit represents the consolidated amount provided by the Company for its continuing operations, excluding amounts allocated to discontinued operations as calculated on a stand-alone basis. Income tax benefit from continuing operations consists of the following:

YEARS ENDED DECEMBER 31,           1995       1994     1993
- - -------------------------------------------------------------
(IN THOUSANDS)
Current Expense:
  State                          $  (598)   $  (351)  $ (224)
                                 ---------------------------
  Federal                         (3,771)    (2,033)      --
  Less utilization of
    operating loss
    carryforwards and
    tax credits                    3,614      1,920       --
                                 ---------------------------
  Net Federal                       (157)      (113)      --
                                 ---------------------------
  Total Current                     (755)      (464)    (224)
                                 ---------------------------
Deferred Benefit:
  Reversal of valuation
    allowance                      5,394    $ 5,125   $2,000
  Net operating loss utilized
    currently                     (3,614)    (1,920)      --
  Other deferred tax assets
    utilized                        (169)      (925)      --
                                 ---------------------------
  Total Deferred                   1,611      2,280    2,000
                                 ------------------------
  Net                            $   856    $ 1,816   $1,776
                                 ---------------------------
                                 ---------------------------
- - -------------------------------------------------------------

Income tax benefit differs from the amount computed by applying the statutory federal tax rate to income from continuing operations for the following reasons:

YEARS ENDED DECEMBER 31,          1995      1994      1993
- - -------------------------------------------------------------
(IN THOUSANDS)
Computed federal income
  tax expense at statutory
  rate of 35%                  $(3,842)   $(2,412)  $(2,811)
State income taxes                (598)      (351)     (224)
Gains (losses) of
  subsidiaries for
  which effects are not
  recorded                          16       (314)       --
Utilization of net losses
  of discontinued operations        --         --     3,082
Change in valuation
  allowance for deferred
  tax assets                     5,394      5,125     2,000
Permanent differences             (114)      (232)     (271)
                              ------------------------------
Income tax benefit                $856     $1,816    $1,776
                              ------------------------------
                              ------------------------------
- - -------------------------------------------------------------

     The Company has investment and research and experimental tax credit carryforwards of approximately $6,452,000 expiring in the period 1996 through 2009, plus alternative minimum tax credit carryforwards of approximately $2,236,000.

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

     Deferred income taxes reflect the net tax effects of: (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes; and
(b) operating loss and tax credit carryforwards. The tax effects of significant items comprising the Company's deferred taxes are as follows:

DECEMBER 31,                           1995       1994
- - --------------------------------------------------------
(IN THOUSANDS)

DEFERRED TAX ASSETS:

Reserves not currently deductible    $ 4,326    $ 3,875
Operating loss carryforwards              --      3,479
Tax credit carryforwards               8,688      8,668
                                     ------------------
  Total Deferred Taxes                13,014     16,022
Valuation allowance                   (4,306)    (9,700)
  Net deferred taxes                 $ 8,708    $ 6,322
                                     ------------------
                                     ------------------
- - --------------------------------------------------------

4. COMMITMENTS

The Company leases certain of its manufacturing facilities and certain equipment under operating leases. Future minimum annual rental payments under the Company's operating leases are as follows:

YEARS ENDED DECEMBER 31,
- - ----------------------------------------
(IN THOUSANDS)
1996                                $956
1997                                 820
1998                                 206
1999                                 155
2000                                  82
                                  ------
Total                             $2,219
                                  ------
                                  ------
- - ----------------------------------------

Total rent expense in 1995, 1994, and 1993 was $1,076,000, $1,028,000, and
$422,000, respectively.

     The company sponsors a 401(k) savings plan in which most domestic salaried employees of the Company are eligible to participate. Contributions made to the plan by the Company are based on a percentage of employee contributions, and totaled $690,000, $436,000, and $378,000, in 1995, 1994, and 1993, respectively.

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

A summary of stock plan activities is as follows:

YEARS ENDED DECEMBER 31,                          1995       1994       1993
- - ----------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT AVERAGE PRICES)

OPTIONS:
Outstanding beginning of year                   1,952       2,006      1,561
Granted                                           714          85        719
Cancelled                                        (600)        (95)      (110)
Exercised                                        (326)        (44)      (164)
                                               ------------------------------
Outstanding end of year                         1,740       1,952      2,006
                                               ------------------------------
                                               ------------------------------
Exercisable at end of year                        780       1,335      1,074
Available for grant at end of year                412         526        517
Consideration received for options
  exercised during year                        $1,779        $232     $1,110
Aggregate purchase price of options
  outstanding at end of year                  $10,478     $12,239    $12,634
  Range of purchase prices of options
    outstanding at end of year - low            $5.25       $5.25      $5.25
                               - high          $12.03      $14.37     $14.37
Average purchase price of options
  exercised during year                         $5.46       $5.27      $6.77
Shares purchased under ISAP                        69          27         32
Consideration received for purchases
  made under ISAP                                $354        $128       $393
- - ----------------------------------------------------------------------------

WARRANTS

     In connection with the signing of a product development agreement in 1990, the Company's predecessor issued warrants to purchase 200,000 shares of its common stock. The warrants are exercisable at a price of $12.70 per share over the period August 31, 1994 through August 31, 1997. As of December 31, 1995, none of the warrants had been exercised.

STOCK REPURCHASE

     A stock repurchase program of 750,000 shares of the Company's outstanding common stock was announced in December 1994 and an additional 500,000 shares in January 1996. The Company believes its stock is undervalued and is a sound investment for a portion of its cash reserves. The manner and timing of the repurchase will depend on market conditions and the company's cash reserves. As of December 31, 1995, 648,183 shares have been repurchased, of which 87,983 were retired and 560,200 are recorded as treasury stock.

6. LITIGATION

In 1993, the Company announced that a $3.1 million judgment against the Company had been reversed on appeal. The original litigation was instituted in 1986 by a terminated distributor of the Company's products, and an initial unfavorable judgment was received in 1992. The Company established a full reserve for the judgment at that time, which with accrued interest totaled approximately $3.3 million as of December 31, 1992. The appellate decision has been appealed by the plaintiff. While the Company believes that the appellate decision will stand, no determination can be made as to whether some or all of the reserve should be reversed until all further appellate and related proceedings have finally been determined. As a result, at December 31, 1995 and 1994, the reserve with accrued interest totalled approximately $3.7 million.

     All but one of the pending lawsuits relating to the former MRI Division have been favorably resolved by dismissals, summary judgment or directed verdicts in favor of the Company. With respect to the sole exception, an action filed by Lenox Hills Leasing Associates, Toshiba America Medical Systems, Inc. ("Toshiba") has agreed to defend and indemnify the Company. All of the pending actions, and any future actions related to the MRI Division, are the subject of an arbitration award in favor of the Company and against Toshiba. That arbitration award holds that, with certain limited exceptions not applicable to any of the pending actions, Toshiba is obligated to indemnify the Company for compensatory and punitive damages, if any, awarded against the Company in any action related to the former MRI Division and to reimburse the Company for its attorney's fees and expenses incurred in defending such actions, regardless of whether such actions allege intentional misconduct or fraud. This arbitration award was confirmed by a California trial court. Toshiba appealed, and the California Court of Appeals affirmed the ruling of the trial court in favor of the Company. Toshiba may seek further appellate review of the award. If the award is reversed, it will not effect the outcome of any of the pending actions, but will apply only to future filed actions. To the extent that the award is reversed and a future action is filed that would not be covered by the Company's indemnity or the arbitration award, the Company does not believe that an adverse outcome would have a material impact on its financial position or results of operations.

    The Company is also a defendant in other ordinary commercial litigation. In light of available insurance and reserves, management believes that such litigation will not have a material effect on its financial position or results of operations.

7. PREFERRED SHARE PURCHASE RIGHTS

In July 1988, the Company through its predecessor, Diasonics Inc., declared a dividend distribution of one Preferred Share Purchase Right (a "Right") on each outstanding share of common stock. Prior to the acquisition by a person or group of beneficial ownership of 25% or more of the Company's common stock, the Rights are redeemable for two and one-half cents per Right at the option of the Board of Directors.

     The Rights will trade together with the common stock until they become exercisable. The Rights will be exercisable only if a person or group acquires 25% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 25% or more of the common stock. Each right will entitle stockholders to buy five one-hundredths of a share of a new series of junior participating preferred stock at an exercise price of $10. At December 31, 1995 and 1994, the Company had 2,000,000 shares of such preferred stock authorized with none outstanding. The preferred stock generally carries rights equivalent to one hundred times those of common stock rights and is subject to certain non-dilutive and repurchase options.

     If the Company is acquired in a merger or engages in certain other acquisition transactions with a person or group that holds 25% or more of the common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value at the time of twice the Right's exercise price. In addition, if a person or group acquires 25% or more of the Company's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of the Company's common shares having a market value of twice the Right's exercise price.

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

8. FOREIGN SALES

The Company markets its products internationally through subsidiaries in Switzerland, Germany, France and Italy as well as dealers and distributors in all other countries were applicable. The following table summarizes approximate foreign product sales:

YEARS ENDED DECEMBER 31,      1995       1994       1993
- - --------------------------------------------------------
Europe                     $ 8,770     $2,294     $2,950
Other                        8,078      5,201      5,348
                           -----------------------------
Total foreign sales        $16,848     $7,495     $8,298
                           -----------------------------
                           -----------------------------
- - --------------------------------------------------------

9. QUARTERLY FINANCIAL DATA (Unaudited)

Summarized quarterly financial data for 1995 is as follows (in thousands, except for per share data):

QUARTER              FIRST    SECOND     THIRD    FOURTH
- - --------------------------------------------------------
1995
Net Sales          $22,802   $26,129   $25,470   $27,135
Gross margin         9,221    10,695    10,426    10,864
Net income           2,492     2,762     3,141     3,438
Income per share       .20       .22       .25       .27

1994
Net sales          $23,260   $19,384   $27,303   $28,211
Gross margin         9,559     7,125    10,350    10,448
Net Income           2,277       344     2,943     3,144
Income per share       .18       .03       .23       .25
- - --------------------------------------------------------

10. RELATED PARTIES

At December 31, 1995, the Company had a note payable to Diasonics Ultrasound, Inc., its former subsidiary (see Note 2), for $9,700,000, due in two equal installments, plus interest at 3% per annum, on June 30, 1994 and December 31, 1994. The note was cancelable under certain conditions, including a merger, acquisition or other transaction resulting in a change in control of Diasonics Ultrasound, Inc. The note was offset by $750,000 in the second quarter of 1994, which was the Company's portion of a litigation settlement paid by Acuson, Inc., to Diasonics Ultrasound, Inc. This reduction of $750,000 has been reflected in the Company's accompanying consolidated statement of operations for the year ended December 31, 1994 as reduction of administrative, general and other expenses. The first installment of principal in the amount of $4,475,000 was made in the third quarter of 1994. The second installment in the remaining amount of $4,475,000 was not required to be paid under the terms of the note, due to a change in control of Diasonics Ultrasound, Inc. Upon cancellation, the $4,475,000 was credited to capital in excess of par value. Sales to Diasonics, Ultrasound, Inc. were $1.9 million in the fourth quarter of 1993 and $5.2 million during 1994.

     During 1995, the Company purchased a 19.8% ownership position in Barwig Medizinische Systeme GmbH (BMS), a German manufacturer of medical equipment. The Company was granted exclusive worldwide distribution rights for the 7600 C-Arm manufactured by BMS. During 1995, the Company provided long-term working capital loans to BMS of approximately $1.0 million. The company has the option until December 31, 1996, to convert a portion of the loan into a total of 51.7% ownership of BMS. At December 31, 1995, this option has not been exercised.

INDEPENDENT AUDITORS' REPORT
- - --------------------------------------------------------------------------------

The Board of Directors and Stockholders of OEC Medical Systems, Inc.:

We have audited the accompanying consolidated balance sheets of OEC Medical Systems, Inc. (formerly Diasonics, Inc.) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of OEC Medical Systems, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Salt Lake City, Utah
January 19, 1996



32