Form 10-K, Exhibit 13
period 1996-12-31
OEC MEDICAL SYSTEMS INC
filed 1997-03-27
CIK 317814

                                                           FINANCIAL INFORMATION


                                                               TABLE OF CONTENTS

                       Five Year Financial Summary ..................    Page 20

                       Management's Discussion & Analysis ...........    Page 21

                       Consolidated Financial Statements ............    Page 25

                       Notes to Consolidated Financial Statements ...    Page 29

                       Independent Auditors' Report .................    Page 37




                                                                       [GRAPHIC]



                                               REVENUE
                                            (IN MILLIONS)


                                            [LINE GRAPH]


                                            1994 .......................    $ 98
                                            1995 .......................    $102
                                            1996 .......................    $128

FIVE YEAR SUMMARY

YEARS ENDED DECEMBER 31,                             1996          1995         1994          1993         1992
(In thousands, except per share amounts)
INCOME STATEMENT DATA
NET SALES
     Product                                    $ 111,383     $  86,415     $ 85,206     $  89,215     $ 88,225
     Service                                       16,602        15,121       12,952        10,799        8,653
                                                ---------     ---------     --------     ---------     --------
         Total net sales                          127,985       101,536       98,158       100,014       96,878
                                                ---------     ---------     --------     ---------     --------

COST OF SALES
Product                                            65,334        51,408       52,734        50,290       49,443
Service                                            11,372         8,922        7,942         8,278        5,023
                                                ---------     ---------     --------     ---------     --------
         Total cost of sales                       76,706        60,330       60,676        58,568       54,466
                                                ---------     ---------     --------     ---------     --------
Gross margin                                       51,279        41,206       37,482        41,446       42,412
                                                ---------     ---------     --------     ---------     --------

OPERATING EXPENSES
     Research and development                       8,854         7,728        8,416         8,689        7,067
     Marketing and sales                           21,494        17,668       16,487        17,001       15,524
     Administrative, general and other              7,260         5,498        5,776         8,149        5,337
     Litigation judgment                               --            --           --            --        3,100
                                                ---------     ---------     --------     ---------     --------
         Total operating expenses                  37,608        30,894       30,679        33,839       31,028
                                                ---------     ---------     --------     ---------     --------

Operating income                                   13,671        10,312        6,803         7,607       11,384

Interest income                                       786           676          346           529          743
Interest expense                                       (9)          (11)        (257)         (105)         (19)
                                                ---------     ---------     --------     ---------     --------
Income from continuing operations
     before income taxes                           14,448        10,977        6,892         8,031       12,108
Income tax benefit (expense)                       (1,536)          856        1,816         1,776         (362)
                                                ---------     ---------     --------     ---------     --------

Income from continuing operations                  12,912        11,833        8,708         9,807       11,746
Loss from discontinued operations                      --            --           --       (13,060)     (30,793)
                                                ---------     ---------     --------     ---------     --------
Net income (loss)                                  12,912     $  11,833     $  8,708     $  (3,253)    $(19,047)
                                                =========     =========     ========     =========     ========

Income (loss) per common and common
     equivalent share:
     Income from continuing operations          $    1.01     $    0.94     $   0.69     $    0.80     $   0.96
     Loss from discontinued operations                 --            --           --         (1.06)       (2.52)
                                                ---------     ---------     --------     ---------     --------
     Net income (loss)                          $    1.01     $    0.94     $   0.69     $   (0.26)    $  (1.56)
                                                ---------     ---------     --------     ---------     --------
Common and common equivalent shares                12,797        12,585       12,552        12,281       12,182
                                                =========     =========     ========     =========     ========

BALANCE SHEET DATA FOR CONTINUING OPERATIONS
Cash and short term investments                 $  17,103     $  16,584     $  7,608     $   5,383     $  1,924
Working capital                                    53,847        43,900       31,199        16,949       18,172
Total assets                                      111,946        91,462       81,555        77,134       64,214
Long-term debt                                         --            --           --            --           55
Stockholders' equity                               82,174        69,070       58,913        43,298       40,680
                                                ---------     ---------     --------     ---------     --------

Note: The Company has never paid a dividend on its common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995.

NET SALES

Net sales for the year ended December 31,1996 were $128.0 million compared to $101.5 million in 1995.

Product sales in 1996 were $111.4 million compared to $86.4 million in 1995, an increase of 28.9%. The increase was due to a broadened product line and increased market penetration of existing products. The company introduced two new products in 1996, the Mini 6600 and the Compact 7600, in addition, the company's urology product sales increased substantially over 1995. This increase in urology sales was due to an increase in market share and built up demand from prior years due in part to healthcare reform. International sales were up 22.2% as compared to 1995.

Domestic bookings for all products in 1996 were approximately $92.0 million, compared to $75.1 million in 1995, an increase of 22.5%. International bookings increased approximately 44.4% from $16.8 million in 1995 to $24.4 million in 1996. The geographic difference in growth rates reflects expanding market penetration in the international markets. Worldwide, the Company's urology product bookings increased 18.2% from the prior year while mobile C-Arm bookings increased approximately 28.8%, due to the new C-arm product introductions and increases in international bookings.

Total bookings increased 26.6% to approximately $116.4 million from $91.9 million the prior year. As a result, at December 31,1996, OEC's backlog had improved to approximately $24.1 million compared with $16.8 million at the prior year end. OEC includes in backlog only firm orders deliverable within 12 months. Backlog also includes service contract revenue which will be earned over the next twelve months.

OEC service revenue increased 9.9%, from $15.1 million to $16.6 million in 1996. The percentage growth increase has slowed compared to prior years. The slower growth was the result of improved product reliability and increased competition from third party service organizations. The Company has adopted an aggressive service pricing strategy designed to regain market share through higher contract capture rates and is developing partnerships with third party groups in a proactive manner.

The following table sets forth OEC's operating results as a percentage of net sales:

                                                     1996       1995       1994
Net sales
     Product                                         87.0%      85.1%      86.8%
     Service                                         13.0       14.9       13.2
                                                    -----      -----      -----
     Total net sales                                100.0      100.0      100.0
                                                    -----      -----      -----
Cost of sales
     Product                                         51.1       50.6       53.7
     Service                                          8.9        8.8        8.1
                                                    -----      -----      -----
     Total cost of sales                             60.0       59.4       61.8
                                                    -----      -----      -----
     Gross margin                                    40.0       40.6       38.2
                                                    -----      -----      -----
Operating expenses
     Research and development                         6.9        7.6        8.6
     Marketing and sales                             16.8       17.4       16.8
     Administrative, general and other                5.7        5.4        5.9
                                                    -----      -----      -----
     Total operating expenses                        29.4       30.4       31.3
                                                    -----      -----      -----
Operating income                                     10.6       10.2        6.9
Net income                                           10.0       11.7        8.9

MARGIN ANALYSIS

The Company's gross margin decreased slightly in 1996 to 40.0% of sales compared with 40.6% in 1995. The main reason for the slight decline was due to increased pricing pressures world wide. The Company's continued focus in 1995 and 1996 on manufacturing costs and efficiencies helped offset most of these pricing effects.

The Company's net service costs increased 27.5% or $2.5 million from 1995. Although actual service expense increased in line with revenues at 10.3%, warranty utilization credits declined significantly due to the increased reliability of the Company's products.

R&D EXPENSE

R & D expense increased 14.6% in 1996 to $8.9 million, versus $7.7 million in 1995. The increase reflects the costs associated with the development of two new products in 1996, along with the increase in continuing engineering expense associated with a broadened product offering. As a percent of net sales, R & D expense declined 0.7% from the prior year. The company anticipates that R & D expense will grow proportionally with increasing revenue.

MARKETING & SALES EXPENSE

Marketing and sales expense increased in 1996 by $3.8 million to $21.5 million, or 21.6% above 1995. The largest part of the increase in expense is due to the increase in commission expense in direct relation to the increase in revenue. The other factor is the continuing increase in investment in both U.S. and international sales and marketing for coverage due to the broadened product lines. As a percentage of net sales, marketing and sales expense declined 0.6% to 16.8%.

ADMINISTRATIVE, GENERAL & OTHER EXPENSE

Administrative, general and other expenses increased 32.1% in 1996 to $7.3 million, versus $5.5 million in 1995. But as a percentage of net sales, expenses were up 0.3%. Part of the increase resulted from costs associated with the implementation of a new companywide computer system that the company purchased in the second quarter of 1996 and the ongoing training involved with its conversion. The installation of this system is scheduled for completion by the middle of 1997.

INCOME TAXES

During 1996, the Company recorded current tax expense of $4.7 million. However, due to the recognition of the deferred benefit of $3.2 million, the net tax expense was $1.5 million for 1996 compared to a net tax benefit of $0.9 million in 1995. Included in the 1996 deferred benefit was the reversal of the remaining $4.3 million of valuation allowance which was completed by the end of the third quarter as the Company recognized the likelihood of fully utilizing the deferred tax assets. The Company also recorded $0.9 million of tax benefit directly to stockholder's equity for the benefit derived from stock options exercised.


YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994.

NET SALES

Net sales for the year ended December 31, 1995 were $101.5 million compared to $98.2 million in 1994.

Product sales in 1995 were $86.4 million compared with $85.2 million in 1994, an increase of 1.4%. The increase was primarily due to a large increase in international sales. Domestic sales declined by 10.5%, a factor of backlog erosion in 1994.

Total OEC bookings increased 14% to approximately $91.9 million from $80.5 the prior year. As a result, at December 31, 1995, OEC's backlog had improved to approximately $16.8 million, compared with $11.2 million 1994 year end.

OEC service revenue increased 16.7%, from $13.0 million to $15.1 million in 1995. These results were attained from an increased contract capture rate despite very aggressive competition from third-party service organizations.

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

MARKETING & SALES EXPENSE

Marketing and sales expense increased in 1995 by $1.2 million to $17.7 million, or 7.2% above 1994. The increase reflects the continuing investment in international sales and the cost increase in the domestic market due to competitive pressures.

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

GENERAL INFORMATION

INFLATION

To date, the Company has not experienced any significant effects from inflation.

LIQUIDITY & CAPITAL RESOURCES

Cash provided by operating activities from the Company's operations was $6.3 million in 1996 compared with $12.8 million in 1995 and $9.3 million in 1994. The reduction in 1996 is a reflection of the Company's decision to utilize its cash position to assist the sales force through extended credit terms and more demonstration equipment. The $8.3 million increase in accounts receivable reflects these extended credit terms and the Company's increased sales. The $5.8 million increase in inventory reflects the additions to demonstration equipment and finished goods.

The Company's capital expenditures totalled $4.5 million in 1996 compared with $1.1 million in 1995 and $3.4 in 1994. The purchase and implementation of a new core computer system as well as investments in manufacturing equipment were the primary capital expenditures designed to position the Company to meet its growth expectations. At December 31, 1996, the Company had no significant commitments for capital expenditures.

Cash and temporary cash investments increased to $17.1 million at December 31, 1996 from $16.6 million at December 31, 1995.

A stock repurchase program of 750,000 shares of its outstanding common stock was announced in December 1994 and the authorized amount was increased to 1,250,000 shares in January 1996. As of December 31, 1996, 888,483 shares have been repurchased at a cost of $7,366,126, of which 87,983 shares were retired and 800,500 shares were recorded as treasury stock.

OEC believes that it has sufficient liquidity and anticipated cash flow to meet its obligations in 1997. In addition, OEC continues to carry an unused $10 million line of credit.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Except for historical information, this discussion contains forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include:
Product demand and market acceptance; the effect of general economic conditions and foreign currency fluctuations; the impact of competitive products and pricing; new product development and commercialization; the effect of the continuing shift in growth from domestic to international healthcare customers, and the impact of managed care initiatives in the United States and the ability to increase operating margins on higher sales.

OEC's future operating results are dependent on its ability to develop, manufacture and market innovative products that meet customers' needs. The process of developing new high technology medical products is complex and uncertain and requires innovative designs that anticipate customer needs, technological trends and healthcare shifts. There can be no assurance that the Company will be able to develop and market new products on a cost-effective and timely basis, that such products will compete favorably with products developed by others or that existing technology will not be superseded by new discoveries or breakthroughs, for example, the delay in introduction of the Series 9600 in 1994 which negatively impacted revenue and earnings for the year.

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

OEC depends on some significant and single-source vendors for certain important component parts for certain products. While the Company believes any of these single-source items could be replaced over time, abrupt disruption in the supply of a part for a product could have a material adverse effect on the Company's production and on its financial condition and results of operations in cases where the existing inventory of the components is not adequate to meet the Company's demand for the component during such disruption.

The testing, marketing and sale of human healthcare products entails an inherent risk of product liability, and there can be no assurance that product liability claims will not be asserted against OEC. Although OEC has product liability insurance coverage, there can be no assurance that such coverage will provide adequate coverage against all potential claims.

As a manufacturer of medical devices, OEC is subject to extensive and rigorous governmental regulation, principally by the FDA and corresponding state and foreign agencies. Failure to comply with FDA regulations could result in sanctions being imposed, including restrictions on the marketing of or recall of the affected products. OEC's facilities and manufacturing processes have been periodically inspected by the FDA and other agencies, but remain subject to further inspections from time to time. OEC continues to devote substantial human and financial resources to regulatory compliance and believes that it remains in substantial compliance with all applicable federal and state regulations. Nevertheless, there can be no assurance that the FDA or a state agency will agree with OEC's positions, or that its GMP or ISO compliance will not be challenged at some subsequent point in time.

A portion of the Company's research and development activities, its corporate headquarters and other critical business operations are located near a major earthquake fault. The ultimate impact on the Company, significant suppliers and the general infrastructure is unknown, but operating results could be materially affected in the event of a major earthquake.

Although OEC believes that it has the product offerings and resources needed for continuing success, future revenue and margin trends cannot be reliably predicted and may cause the Company to adjust its operations. Factors external to the Company can result in volatility of the Company's common stock price.

CONSOLIDATED STATEMENTS OF OPERATIONS




YEARS ENDED DECEMBER 31,                         1996          1995         1994
(In thousands)
NET SALES
     Product                                $ 111,383     $  86,415     $ 85,206
     Service                                   16,602        15,121       12,952
                                            ---------     ---------     --------
          Total net sales                     127,985       101,536       98,158
                                            ---------     ---------     --------

COST OF SALES
     Product                                   65,334        51,408       52,734
     Service                                   11,372         8,922        7,942
                                            ---------     ---------     --------
          Total cost of sales                  76,706        60,330       60,676
                                            ---------     ---------     --------
          Gross margin                         51,279        41,206       37,482
                                            ---------     ---------     --------

OPERATING EXPENSES
     Research and development                   8,854         7,728        8,416
     Marketing and sales                       21,494        17,668       16,487
     Administrative, general and other          7,260         5,498        5,776
                                            ---------     ---------     --------
          Total operating expenses             37,608        30,894       30,679
                                            ---------     ---------     --------

     Operating income                          13,671        10,312        6,803

     Interest income                              786           676          346
     Interest expense                              (9)          (11)        (257)
                                            ---------     ---------     --------

     Income before income taxes                14,448        10,977        6,892
     Income tax (expense) benefit              (1,536)          856        1,816

                                            ---------     ---------     --------
Net income                                  $  12,912     $  11,833     $  8,708
                                            =========     =========     ========
Net income per common and common
     equivalent share                       $    1.01     $    0.94     $   0.69

                                            ---------     ---------     --------
     Common and common equivalent shares       12,797        12,585       12,552
                                            =========     =========     ========




See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS



DECEMBER 31,                                                                              1996         1995
(In thousands)
ASSETS
Current assets:
     Cash and short-term cash investments                                            $  17,103     $ 16,584
     Accounts and notes receivable, net of allowances
          of $853 and $577, respectively                                                33,191       24,982
     Inventories                                                                        23,868       18,031
     Prepaid expenses and other current assets                                           1,451          885
     Deferred income taxes                                                               8,006        5,810
                                                                                     ---------     --------
          Total current assets                                                          83,619       66,292

     Long-term receivables                                                               1,627        1,002
     Property and equipment, net                                                        11,903        9,868
     Cost in excess of net assets acquired, net of accumulated
          amortization of $8,183 and $7,542, respectively                               10,213       10,854
     Deferred income taxes                                                               3,879        2,898
     Other assets, net                                                                     705          548
                                                                                     ---------     --------
          Total                                                                      $ 111,946     $ 91,462
                                                                                     =========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                                $   7,358     $  4,673
     Accrued salaries and benefits                                                       4,127        2,920
     Accrued warranty and installation costs                                             1,748        1,259
     Deferred income and customer deposits                                               5,462        5,511
     Income taxes payable                                                                  509          412
     Accrued legal fees and litigation settlements                                       4,062        3,793
     Accrued distributor commissions                                                     2,891        1,892
     Other accrued liabilities                                                           3,615        1,932
                                                                                     ---------     --------
          Total current liabilities                                                     29,772       22,392
                                                                                     =========     ========

Stockholders' equity:
     Preferred stock, $.01 par value; Authorized -- 2,000 shares, including 1,100 shares of convertible preferred stock, none outstanding
     Common stock, $.01 par value; Authorized -- 30,000 shares
          Issued -- 13,158 and 12,789 shares, respectively                                 132          128
     Capital in excess of par value                                                     79,341       76,344
     Stock subscription receivable                                                          --         (210)
     Retained earnings (accumulated deficit)                                             9,786       (3,126)
     Treasury stock, 801 and 560 shares at cost, respectively                           (6,850)      (4,056)
     Foreign currency translation adjustment                                              (235)         (10)
                                                                                     ---------     --------
          Total stockholders' equity                                                    82,174       69,070
                                                                                     ---------     --------
          Total                                                                      $ 111,946     $ 91,462
                                                                                     =========     ========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                    CAPITAL    RETAINED
                                   COMMON STOCK    IN EXCESS   EARNINGS/    TREASURY STOCK      FOREIGN       STOCK
                                   ------------     OF PAR    ACCUMULATED   --------------     CURRENCY    SUBSCRIPTION
                                 SHARES    AMOUNT    VALUE      DEFICIT     SHARES   AMOUNT   TRANSLATION   RECEIVABLE       TOTAL
                                 ------    -----   --------    --------     ----    -------     -----         -----        --------
Balance, January 1, 1994         12,411    $ 124   $ 66,858    $(23,667)      --         --     $ (17)           --        $ 43,298
                                 ------    -----   --------    --------     ----    -------     -----         -----        --------

Issuance of stock under
     employee/consultant
     benefit plans                   71        1        359          --       --         --        --            --             360
Tax benefit attributable to
     appreciation of common
     stock options exercised         --       --      2,091          --       --         --        --            --           2,091
Cancellation of note payable
     originally issued in
     connection with the 1993
     corporate restructuring         --       --      4,475          --       --         --        --            --           4,475
Foreign currency translation         --       --         --          --       --         --       (19)           --             (19)
Net income                           --       --         --       8,708       --         --        --            --           8,708

                                 ------    -----   --------    --------     ----    -------     -----         -----        --------
Balance, December 31, 1994       12,482      125     73,783     (14,959)      --         --       (36)           --          58,913
                                 ------    -----   --------    --------     ----    -------     -----         -----        --------

Issuance of stock under
     employee/consultant
     benefit plans                  355        4      1,919          --       --         --        --            --           1,923
Tax benefit attributable to
     appreciation of common
     stock options exercised         --       --        950          --       --         --        --            --             950
Purchase of treasury shares          --       --         --          --     (648)   $(4,575)       --            --          (4,575)
Retirement of treasury shares       (88)      (1)      (518)         --       88        519        --            --              --
Issuance of stock subscription
     receivable                      40       --        210          --       --         --        --         $(210)             --
Foreign currency translation         --       --         --          --       --         --        26            --              26
Net income                           --       --         --      11,833       --         --        --            --          11,833

                                 ------    -----   --------    --------     ----    -------     -----         -----        --------
Balance, December 31, 1995       12,789      128     76,344      (3,126)    (560)    (4,056)      (10)         (210)         69,070
                                 ------    -----   --------    --------     ----    -------     -----         -----        --------

Issuance of stock under
     employee/consultant
     benefit plans                  369        4      2,115          --       --         --        --            --           2,119
Tax benefit attributable to
     appreciation of common
     stock options exercised         --       --        882          --       --         --        --            --             882
Purchase of treasury shares          --       --         --          --     (241)    (2,794)       --            --          (2,794)
Receipt of stock subscription
     receivable                      --       --         --          --       --         --        --           210             210
Foreign currency translation         --       --         --          --       --         --      (225)           --            (225)
Net income                           --       --         --      12,912       --         --        --            --          12,912

                                 ------    -----   --------    --------     ----    -------     -----         -----        --------
Balance, December 31, 1996       13,158    $ 132   $ 79,341    $  9,786     (801)   $(6,850)    $(235)           --        $ 82,174
                                 ======    =====   ========    ========     ====    =======     =====         =====        ========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

YEARS ENDED DECEMBER 31,                                                                 1996         1995        1994
(In thousands)
OPERATING ACTIVITIES
Net income                                                                           $ 12,912     $ 11,833     $ 8,708
Adjustments to reconcile net income
     to net cash provided by operating activities:
          Depreciation and amortization                                                 3,117        3,272       3,546
          Bad debt expense                                                                 45           20         245
          Legal settlement recorded as reduction of note payable to related party          --           --        (750)
          Deferred income tax benefit                                                  (3,177)      (1,611)     (2,280)
          Current tax benefit attributable to stock options exercised                     882          175          49
          Changes in current assets and liabilities:
               Accounts and notes receivable, net                                      (8,254)        (713)        650
               Inventories                                                             (5,837)         432         657
               Prepaid expenses and other current assets                                 (566)         (50)        263
               Other assets, net                                                         (157)        (296)       (252)
               Accounts payable                                                         2,685         (485)        916
               Accrued salaries and benefits                                            1,207          400         179
               Accrued warranty and installation costs                                    489          144        (248)
               Deferred income and customer deposits                                      (49)         283         412
               Income taxes payable                                                        97           (3)       (401)
               Accrued legal fees and litigation settlements                              269         (526)        244
               Accrued restructuring costs                                                 --           --      (3,259)
               Accrued distributor commissions                                            999         (368)       (162)
               Other accrued liabilities                                                1,683          305         825
                                                                                     --------     --------     -------
                    Net cash provided by operating activities                           6,345       12,812       9,342
                                                                                     --------     --------     -------

INVESTING ACTIVITIES
Reduction (increase) in long-term receivables                                            (625)         (99)        458
Additions to property and equipment                                                    (4,511)      (1,111)     (3,441)
Other                                                                                    (225)          26         (19)
                                                                                     --------     --------     -------
     Net cash used in investing activities                                             (5,361)      (1,184)     (3,002)
                                                                                     --------     --------     -------

FINANCING ACTIVITIES
Common stock issued under benefit plans                                                 2,329        1,923         360
Purchases of treasury stock                                                            (2,794)      (4,575)         --
Payments on notes payable                                                                  --           --      (4,475)
                                                                                     --------     --------     -------
     Net cash used in financing activities                                               (465)      (2,652)     (4,115)
                                                                                     --------     --------     -------

Net increase in cash and short-term cash investments                                      519        8,976       2,225
Cash and short-term cash investments at beginning of year                              16,584        7,608       5,383
                                                                                     --------     --------     -------
Cash and short-term cash investments at end of year                                  $ 17,103     $ 16,584     $ 7,608
                                                                                     ========     ========     =======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for interest                                               $      9     $     11     $   257
Cash paid during the year for income taxes                                           $  3,734     $    583     $   357

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During 1994, the remaining balance of the note payable to related party, in the amount of $4,475 was cancelled with the corresponding benefit credited to capital in excess of par value. During the years ended December 31, 1995 and 1994, the tax benefits in the amount of $775 and $2,042, respectively, attributable to the appreciation of common stock options exercised were credited directly to capital in excess of par value. During the year ended December 31, 1995, the Company sold 40 shares of its common stock in exchange for a note receivable in the amount of $210, which was repaid to the company during the year ended December 31, 1996.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of OEC Medical Systems, Inc. and its wholly-owned subsidiaries ("the Company"). All material intercompany balances and transactions have been eliminated in consolidation.

OPERATIONS

The Company designs, manufactures, markets and services computer-based medical instruments (primarily X-ray imaging systems) for use in hospitals, outpatient clinics, and private practice surgi-centers. The manufacturing facilities are located in Salt Lake City, Utah, Warsaw, Indiana and Wendelstein, Germany. The systems are marketed through direct sales forces of the Company and through independent distributors and dealers worldwide (see Note 7).

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Sales are generally recognized at the time the products are shipped, as are provisions for estimated installation costs, warranty costs, agents' commissions and sales allowances. Amounts received upon the sale of service contracts are deferred and recognized as service revenue over the life of the contract.

CASH AND SHORT-TERM INVESTMENTS AND LINE OF CREDIT

Short-term cash investments are interest-bearing investments readily convertible to cash with original short-term maturities less than 90 days and are stated at cost, which approximates market. At December 31, 1996 and 1995, the Company had a line of credit for $10 million which expires May 1998. No borrowings had been made under this line as of December 31, 1996 and 1995.

INVENTORIES

Inventories are stated at the lower of cost (utilizing the first-in/first-out method) or market. Inventories consist of the following:

DECEMBER 31, (In thousands)                                 1996           1995
Purchased parts and completed
     subassemblies                                      $  8,672       $  8,190
Work-in-process                                            3,097          3,216
Finished goods                                             3,783          2,456
Demonstration equipment                                    8,203          2,691
Service and repair parts                                   4,475          4,171
                                                        --------       --------
Total                                                     28,230         20,724
Reserves for excess and obsolete inventory                (4,362)        (2,693)
                                                        --------       --------
Net                                                     $ 23,868       $ 18,031
                                                        ========       ========

LONG-LIVED ASSETS

Impairment of long-lived assets is determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-lived Assets and of Long-lived Assets to be Disposed Of," which was adopted on January 1, 1996. There were no impairments as of December 31, 1996.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company uses the straight-line method to depreciate and amortize the cost of assets over their estimated useful lives as follows:

DECEMBER 31, (In thousands)                    Estimated                  1996            1995
                                             Useful Lives
                                             ------------
Buildings and land                             30 years               $  7,591        $  6,586
Machinery and equipment                      3 to 10 years              16,486          13,754
Leasehold improvements                Life of lease (June, 2000)           886             700
Furniture and fixtures                       2 to 5 years                  204             164
                                                                      --------        --------
Total                                                                 $ 25,167        $ 21,204
Less accumulated depreciation
     and amortization                                                  (13,264)        (11,336)
                                                                      --------        --------
Net                                                                   $ 11,903        $  9,868
                                                                      ========        ========


COST IN EXCESS OF NET ASSETS ACQUIRED
Cost in excess of net assets acquired include the following:

DECEMBER 31, (In thousands)                                1996            1995
Cost in excess of net assets acquired                  $ 18,396        $ 18,396
Less accumulated amortization                            (8,183)         (7,542)
                                                       --------        --------
Net                                                    $ 10,213        $ 10,854
                                                       ========        ========

Cost in excess of net assets acquired is being amortized on a straight-line basis over approximately 30 years. Amortization amounted to $641,000 in each of the three years in the period ended December 31, 1996.

OTHER ASSETS
Other assets consist of the following:

DECEMBER 31, (In thousands)                                     1996        1995
Deposits                                                        $531        $345
Investment in affiliate, at cost (see Note 9)                    174         203
                                                                ----        ----
Net                                                             $705        $548
                                                                ====        ====


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

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

Net Income per common and common equivalent share is computed using the weighted average number of the Company's common shares outstanding and dilutive common equivalent shares from stock options and warrants, as calculated using the treasury stock method.

FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's foreign subsidiaries are measured using local currencies as the functional currency. Assets and liabilities are translated into US dollars at year-end rates of exchange and results of operations are translated at average rates of exchange for the year, with the difference accumulated in a separate component of stockholders' equity until such time as the subsidiary's operations are discontinued, sold or substantially liquidated.

2. INCOME TAXES

Income tax (expense) benefit consists of the following:

YEARS ENDED DECEMBER 31, (In thousands)                 1996        1995        1994
Current Expense:
     State                                           $  (719)    $  (598)    $  (351)
                                                     -------     -------     -------
     Federal                                          (6,507)     (3,771)     (2,033)
     Less utilization of operating loss
          carryforwards and tax credits                2,513       3,614       1,920
                                                     -------     -------     -------
     Net Federal                                      (3,994)       (157)       (113)
                                                     -------     -------     -------
     Total Current                                    (4,713)       (755)       (464)
                                                     -------     -------     -------

Deferred Benefit:
     Reversal of valuation allowance                   4,306       5,394     $ 5,125
     Net operating loss utilized currently            (2,513)     (3,614)     (1,920)
     Other deferred tax assets created (utilized)      1,384        (169)       (925)
                                                     -------     -------     -------
     Total Deferred                                    3,177       1,611       2,280
                                                     -------     -------     -------
     Net                                             $(1,536)    $   856     $ 1,816
                                                     =======     =======     =======

Income tax (expense) benefit differs from the amount computed by applying the statutory federal tax rate to income from continuing operations for the following reasons:

YEARS ENDED DECEMBER 31, (In thousands)                     1996        1995        1994
Computed federal income tax expense at
     statutory rate of 35%                               $(5,057)    $(3,842)    $(2,412)
State income taxes                                          (719)       (598)       (351)
Effects of foreign subsidiaries on U.S. tax rates             58          16        (314)
Change in valuation allowance for deferred tax assets      4,306       5,394       5,125
Permanent differences                                       (124)       (114)       (232)
                                                         -------     -------     -------
Income tax (expense) benefit                             $(1,536)    $   856     $ 1,816
                                                         =======     =======     =======

The Company has investment and research and experimental tax credit carryforwards of approximately $3,476,000 expiring in the period 1997 through 2009, plus alternative minimum tax credit carryforwards of approximately $2,236,000. The Company also has foreign net operating losses in Germany and France and various states in the U.S. which expire in the period from 2007 through 2011.

Deferred income taxes reflect the net tax effects of: (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes; and (b) operating loss and tax credit carryforwards. The tax effects of significant items comprising the Company's deferred taxes are as follows:

DECEMBER 31, (In thousands)                               1996        1995
DEFERRED TAX ASSETS:
Reserves not currently deductible for tax purposes:
     Allowance for bad debt                            $   570    $    525
     Inventory                                           1,546       1,277
     Litigation                                          1,543       1,451
     Warranty                                              598         449
     Deferred income                                       392         396
     Vacation accrual                                      452         389
     Other                                                 368        (161)
Foreign & state net operating loss carryforwards           704          --
Tax credit carryforwards                                 5,712       8,688
                                                       -------    --------
     Total deferred taxes                               11,885      13,014
Valuation allowance                                         --      (4,306)
                                                       -------    --------
     Net deferred taxes                                $11,885    $  8,708
                                                       =======    ========

3. COMMITMENTS

The Company leases certain of its manufacturing facilities and certain equipment under operating leases. Future minimum annual rental payments under the Company's operating leases are as follows:

YEARS ENDED DECEMBER 31, (In thousands)
1997                                                                      $  831
1998                                                                         217
1999                                                                         158
2000                                                                          82
                                                                          ------
Total                                                                     $1,288
                                                                          ======

Total rent expense in 1996, 1995, and 1994, was $1,296,000, $1,076,000, and
$1,028,000, respectively.

The Company sponsors a 401(k) savings plan in which most domestic salaried employees of the Company are eligible to participate. Contributions made to the plan by the Company are based on a percentage of employee contributions, and totaled $766,000, $690,000, and $436,000, in 1996, 1995, and 1994,
respectively.


4. COMMON STOCK

The Company's 1990 Stock Plan (which incorporates active options under predecessor plans) permits officers, directors, employees and independent contractors to acquire options or other rights to purchase Company common stock. The purchase price for the shares is their fair market value on the date the option or purchase right is granted. Options and purchase rights generally vest over a five-year period. During 1996, the stockholders approved an increase of 500,000 shares to the 1990 Stock Plan.

The Company also maintains an Incentive Stock Acquisition Plan (ISAP) in which only employees may participate. Under the ISAP, the purchase price is 85 percent of the fair market value of the shares on the trading day before the six-month participation period begins or the last trading day of the participation period, whichever is less. During 1996, the stockholders approved an increase of 100,000 shares to the ISAP.

A summary of stock plan activities is as follows:

YEARS ENDED DECEMBER 31,                                    1996                       1995                       1994
(In thousands, except average prices)                NUMBER      WEIGHTED       Number      Weighted       Number      Weighted
                                                       OF          AVG.           of          Avg.           of          Avg.
                                                     SHARES      EXERCISE       Shares      Exercise       Shares      Exercise
                                                                  PRICE                      Price                      Price
OPTIONS:
Outstanding beginning of year                        1,740        $ 6.02        1,952        $ 6.27        2,006        $ 6.30
Granted                                                579         11.84          714          5.87           85          5.45
Cancelled                                               (8)         6.09         (600)         6.96          (95)         6.46
Exercised                                             (311)         5.43         (326)         5.46          (44)         5.27
                                                     -----        ------        -----        ------        -----        ------
Outstanding end of year                              2,000        $ 7.80        1,740        $ 6.02        1,952        $ 6.27
                                                     -----        ------        -----        ------        -----        ------
Weighted average fair market value of options
     granted during year                                          $ 5.39                     $ 2.31
Shares purchased under ISAP                             58                         69                         27
Weighted average fair market value of shares
     purchased under ISAP                                         $ 1.28                     $ 0.90

The following table summarizes information about stock options outstanding at December 31, 1996 (in thousands, except price information).

                    OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
------------------------------------------------------------    ------------------------
                                   Weighted
                                    Average         Weighted                    Weighted
   Range of                        Remaining        Average                     Average
   Exercise            Number     Contractual       Exercise      Number        Exercise
    Prices          Outstanding      Life            Price      Exercisable      Price
$ 5.25 -  8.00         1,396       6.5 years       $    6.05       1,183       $    6.04
  8.01 - 12.00           486       9.6 years           11.48          37           11.14
 12.01 - 14.38           118       7.5 years           13.40          28           12.26
--------------         -----       ---             ---------       -----       ---------
$ 5.25 - 14.38         2,000       7.5 years       $    7.80       1,248       $    6.34
--------------         -----       ---             ---------       -----       ---------

The Company accounts for stock options granted using Accounting Principles Board
(APB) Opinion 25. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with Statement of Financial Accounting Standards (SFAS) No. 123, the Company's net income and net income per common and common equivalent share would have changed to the pro forma amounts indicated below.

DECEMBER 31, (In thousands)                                   1996          1995
Net income
     As reported                                        $   12,912    $   11,833
     Pro forma                                          $   11,899    $   10,824

Net income per common and common equivalent share:
     As reported                                        $     1.01    $     0.94
     Pro forma                                          $     0.93    $     0.86

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995: dividend yield of 0.00%; expected volatility of 40.29%; risk-free interest rates ranging from 5.76% to 6.45%, and expected lives of 2.5 years subsequent to vesting date.

WARRANTS

In connection with the signing of a product development agreement in 1990, the Company, through its predecessor, issued warrants to purchase 200,000 shares of its common stock. The warrants are exercisable at a price of $12.70 per share over the period August 31, 1994 through August 31, 1997. On January 26, 1997, the Company repurchased the warrants for $1.0 million. During 1996, the Company issued warrants to purchase 38,000 shares to independent distributors which are exercisable at a price of $11.75 per share during the period of October 1, 1999 to December 31, 1999.

STOCK REPURCHASE

A stock repurchase program of 750,000 shares of the Company's outstanding common stock was announced in December 1994 and an additional 500,000 shares in January 1996. The manner and timing of the repurchase will depend on market conditions and the company's cash reserves. As of December 31, 1996, 888,483 shares have been repurchased, of which 87,983 were retired and 800,500 are recorded as treasury stock.

5. LITIGATION

Litigation was instituted against the Company by a terminated distributor in 1986. An unfavorable decision in the amount of $3.1 million was rendered by the trial court in 1992. As a result of that decision, the Company established a reserve for the judgment. The Company appealed the trial court decision on a number of grounds, and in November, 1993, the appellate court reversed the trial court and held for the Company on the ground that the distributor had released his claims against the Company in the settlement of other litigation, and did not reach the other issues raised on appeal. The distributor filed a petition in the Indiana Supreme Court requesting that the court vacate the appellate court ruling and remand the case to the appellate court for consideration of the other issues raised on appeal. On December 31,1996, the Indiana Supreme Court reversed the ruling of the appellate court and held that the trial court correctly determined that the release executed by the distributor did not release the Company. The case has been remanded back to the Indiana Circuit Court of Appeals for consideration of the remaining issues raised on the appeal. While the Company believes that it will ultimately prevail, no determination can be made as to whether some or all of the reserve should be reversed. As of December 31, 1996 and 1995, the reserve with accrued interest totaled approximately $4.1 million and $3.7 million, respectively.

All but one of the pending lawsuits relating to the former MRI Division have been favorably resolved by dismissals, summary judgment or directed verdicts in favor of the Company. With respect to the sole exception, an action filed by Lenox Hills Leasing Associates, Toshiba America Medical Systems, Inc. ("Toshiba") has agreed to defend and indemnify the Company. All of the pending actions, and any future actions related to the MRI Division, are the subject of an arbitration award in favor of the Company and against Toshiba. That arbitration award holds that, with certain limited exceptions not applicable to any of the pending actions, Toshiba is obligated to indemnify the Company for compensatory and punitive damages, if any, awarded against the Company in any action related to the former MRI Division and to reimburse the Company for its attorney's fees and expenses incurred in defending such actions, regardless of whether such actions allege intentional misconduct or fraud. This arbitration award was affirmed by a California trial court. Toshiba appealed, and the California Court of Appeals affirmed the ruling of the trial court in 1996. The California Supreme Court has declined to hear Toshiba's appeal of the favorable Court of Appeal's ruling.

The Company is also a defendant in other ordinary commercial litigation. In light of available insurance and reserves, management believes that such litigation will not have a material effect on its financial position or results of operations.

6. PREFERRED SHARE PURCHASE RIGHTS

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

The Rights will trade together with the common stock until they become exercisable. The Rights will be exercisable only if a person or group acquires 25% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 25% or more of the common stock. Each right will entitle stockholders to buy five one-hundredths of a share of a new series of junior participating preferred stock at an exercise price of $10. At December 31, 1996 and 1995, the Company had 2,000,000 shares of such preferred stock authorized with none outstanding. The preferred stock generally carries rights equivalent to one hundred times those of common stock rights and is subject to certain non-dilutive and repurchase options.

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

7. FOREIGN SALES

The Company markets its products internationally through subsidiaries in Switzerland, Germany, France and Italy as well as dealers and distributors in all other countries where applicable. The following table summarizes approximate foreign product sales:

                                             1996            1995           1994
Europe                                    $11,892         $ 8,770         $2,294
Other                                       8,689           8,078          5,201
                                          -------         -------         ------
Total foreign sales                       $20,581         $16,848         $7,495
                                          =======         =======         ======

8. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 1996 and 1995 is as follows (in thousands, except per share data):

QUARTER                          FIRST        SECOND         THIRD        FOURTH
1996
Net sales                      $26,183       $30,594       $34,027       $37,181
Gross margin                    10,538        12,245        13,623        14,873
Net income                       2,739         3,336         3,875         2,962
Income per share                   .22           .26           .30           .23

1995
Net sales                      $22,802       $26,129       $25,470       $27,135
Gross margin                     9,221        10,695        10,426        10,864
Net income                       2,492         2,762         3,141         3,438
Income per share                   .20           .22           .25           .27

9. RELATED PARTIES

At December 31, 1993, the Company had a note payable to Diasonics Ultrasound, Inc., its former subsidiary for $9,700,000, due in two equal installments, plus interest at 3% per annum, on June 30, 1994 and December 31, 1994. The note was cancellable under certain conditions, including a merger, acquisition or other transaction resulting in a change in control of Diasonics Ultrasound, Inc. The note was offset by $750,000 in the second quarter of 1994, which was the Company's portion of a litigation settlement paid by Acuson, Inc., to Diasonics Ultrasound, Inc. This reduction of $750,000 has been reflected in the Company's accompanying consolidated statement of operations for the year ended December 31, 1994 as a reduction of administrative, general and other expenses. The first installment of principal in the amount of $4,475,000 was made in the third quarter of 1994. The second installment in the remaining amount of $4,475,000 was not required to be paid under the terms of the note, due to a change in control of Diasonics Ultrasound, Inc. Upon cancellation, the $4,475,000 was credited to capital in excess of par value. Sales to Diasonics, Ultrasound, Inc. were $5.2 million during 1994.

During 1995, the Company purchased a 19.8% ownership position in Barwig Medizinische Systeme GmbH (BMS), a German manufacturer of medical equipment. The Company was granted exclusive worldwide distribution rights for a ten year period for the 7600 C-Arm manufactured by BMS. During 1995 and 1996, the Company provided long-term working capital loans to BMS of approximately $1.1 million. Effective January 1, 1997, the Company increased its ownership of BMS to 100% in exchange for cash payments of approximately $193,000, stock options valued at approximately $274,000, and cancellation of loans to BMS of approximately $615,000. The Company will account for the acquisition using the purchase method which will result in the recording of approximately $1.6 million of goodwill.

INDEPENDENT AUDITORS' REPORT




THE BOARD OF DIRECTORS AND STOCKHOLDERS OF OEC MEDICAL SYSTEMS, INC.:

We have audited the accompanying consolidated balance sheets of OEC Medical Systems, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of OEC Medical Systems, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.




/s/ DELOITTE & TOUCHE LLP
-------------------------
    DELOITTE & TOUCHE LLP




Salt Lake City, Utah
January 21, 1997

CORPORATE INFORMATION


OFFICERS

RUEDIGER NAUMANN-ETIENNE
Chairman, President & Chief Executive Officer

RANDY W. ZUNDEL
Executive Vice President, Chief Operating & Chief Financial Officer

HEINZ GLOOR
Vice President, International

GARY GLOWE
Vice President, Manufacturing

BARRY K. HANOVER
Executive Vice President, Engineering & Chief Technical Officer

LARRY E. HARRAWOOD
Vice President, Marketing & Business Development

GARY N. KILMAN
Vice President, Sales

ROY ORPHEY
Vice President, Service

TED PARROT
Vice President, Regulatory Affairs & Quality Assurance

CLARENCE VERHOEF
Vice President, Finance & Treasurer


DIRECTORS

RUEDIGER NAUMANN-ETIENNE
Chairman of the Board

GREGORY K. HINCKLEY *+
Executive Vice President, Chief Operating Officer & Chief Financial Officer Mentor Graphics Corporation

BENNO P. LOTZ *
Former President & CEO
OEC Medical Systems, retired

ALLAN W. MAY *++
Secretary
Vice Chairman & CEO, MAST Immuno Systems, Inc.

CHASE N. PETERSON *+++
President Emeritus & Professor (Clinical) Departments of Internal Medicine and Family & Preventive Medicine
University of Utah


*  Audit Committee

+  Compensation Committee

++ Nominations Committee



INVESTOR INFORMATION

Reports on sales, earnings and activities of the Company can be accessed through our News-On-Call service by calling 1-800-758-5804 Ext. 630450. A copy (without exhibits) of the Company's report to the Securities and Exchange Commission on Form 10-K may be obtained from the Company without charge. Other publications--news releases, 10-Qs, etc., are also available. Direct your written request to:

          INVESTOR RELATIONS
          Linda M. Etzel
          OEC Medical Systems, Inc.
          384 Wright Brothers Drive
          Salt Lake City, Utah 84116
          (801) 536-4806
          e-mail address: investor@oecmed.com
          Home Page: http://www.oecmed.com


INDEPENDENT AUDITORS
Deloitte and Touche LLP
Salt Lake City, Utah

TRANSFER AGENT & REGISTRAR
Chase Mellon Shareholder Services
50 California Street, 10th Floor
San Francisco, CA 94111

ANNUAL MEETING
Notice of the Annual Meeting of Shareholders of OEC Medical Systems, Inc., and proxy statements will be mailed to shareholders of record in advance of the meeting.

STOCK PRICE

                                        High              Low             Close
                                        ----              ---             -----
March 31, 1996                          13 3/4             9 1/2          11 3/4
June 30, 1996                           13 5/8            11 1/4          13 5/8
September 30, 1996                      13 1/2            10 3/4          12 1/2
December 31, 1996                       16 7/8            12 1/4          15