Form 10-K, Exhibit 13
period 1997-12-31
OEC MEDICAL SYSTEMS INC
filed 1998-03-30
CIK 317814

                                                                    Exhibit 13.1


Financial
   Information

                                Table of Contents

Five Year Financial Summary ..............................  Page 18

Management's Discussion & Analysis .......................  Page 19

Consolidated Financial Statements ........................  Page 24

Notes to Consolidated Financial Statements ...............  Page 28

Independent Auditors' Report .............................  Page 36

Five
     Year Summary

Years Ended December 31,                                 1997             1996             1995             1994             1993
                                                    ---------        ---------        ---------        ---------        ---------
(In thousands, except per share amounts)
Income Statement Data
Net sales
    Product                                         $ 137,723        $ 111,383        $  86,415        $  85,206        $  89,215
    Service                                            17,703           16,602           15,121           12,952           10,799
                                                    -----------------------------------------------------------------------------
       Total net sales                                155,426          127,985          101,536           98,158          100,014
                                                    =============================================================================
Cost of sales
    Product                                            78,837           65,334           51,408           52,734           50,290
    Service                                            12,863           11,372            8,922            7,942            8,278
                                                    -----------------------------------------------------------------------------
       Total cost of sales                             91,700           76,706           60,330           60,676           58,568
                                                    =============================================================================

       Gross margin                                    63,726           51,279           41,206           37,482           41,446
                                                    -----------------------------------------------------------------------------
Operating expenses
    Research and development                           11,159            8,854            7,728            8,416            8,689
    Marketing and sales                                25,986           21,494           17,668           16,487           17,001
    Administrative, general and other                   8,653            7,260            5,498            5,776            8,149
                                                    -----------------------------------------------------------------------------
       Total operating expenses                        45,798           37,608           30,894           30,679           33,839
                                                    -----------------------------------------------------------------------------

Operating income                                       17,928           13,671           10,312            6,803            7,607
Interest income                                           916              786              676              346              529
Interest expense                                         (419)              (9)             (11)            (257)            (105)
                                                    -----------------------------------------------------------------------------

Income from continuing operations
    before income taxes                                18,425           14,448           10,977            6,892            8,031
Income tax (expense) benefit                           (6,247)          (1,536)             856            1,816            1,776
                                                    -----------------------------------------------------------------------------

Income from continuing operations                      12,178           12,912           11,833            8,708            9,807
Loss from discontinued operations                          --               --               --               --          (13,060)
                                                    -----------------------------------------------------------------------------
Net income (loss)                                   $  12,178        $  12,912        $  11,833        $   8,708        $  (3,253)
                                                    =============================================================================
Net income (loss) per common share - diluted
    Income from continuing operations               $     .93        $    1.01        $     .94        $     .69        $     .80
    Loss from discontinued operations                      --               --               --               --            (1.06)
    Net income (loss)                               $     .93        $    1.01        $     .94        $     .69        $    (.26)
                                                    -----------------------------------------------------------------------------

Common and common equivalent shares - diluted          13,079           12,797           12,585           12,552           12,281
                                                    =============================================================================

Balance Sheet Data for Continuing Operations

Cash and securities                                 $  20,345        $  17,103        $  16,584        $   7,608        $   5,383
Working capital                                        63,961           53,847           43,900           31,199           16,949
Total assets                                          130,687          111,946           91,462           81,555           77,134
Stockholders' equity                                   94,552           82,174           69,070           58,913           43,298
                                                    =============================================================================
                                                    -----------------------------------------------------------------------------


                                    eighteen

MANAGEMENT'S
              Discussion and Analysis

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER31, 1997 COMPARED TO YEAR ENDED DECEMBER31, 1996.

Net Sales

Net sales for the year ended December 31, 1997 increased 21% to $155.4 million, compared with $128.0 million for 1996.

Product sales in 1997 were $137.7 million compared to $111.4 million in 1996, an increase of 24%. The increase was due to several factors: a broadened product line, gain in market share of the Company's existing products and an increase in international sales due to the increased number of countries where the Company is selling products. The Company introduced two new products in 1997, the dual mode Mini 6600 and the Series 9600 Cardiac Digital Mobile Imaging System. In addition, the Company introduced the Series 7600 in the U.S. The Company's urology product sales were up 3% over 1996, in a flat market. International sales for all products were up 27% as compared to 1996.

Domestic bookings in 1997 were approximately $122.2 million, compared to $92.0 million in 1996, an increase of 33%. International bookings were basically flat at $24.4 million in 1997 as compared to 1996. The devaluation of the foreign currency against the U.S. dollar is the main reason for the flat bookings. In constant currency terms, the Company's international bookings increase would have grown approximately 10%. The Company cannot predict the future performance of international currency fluctuations or bookings. However, bookings are expected to improve going forward. Worldwide, the Company's C-arm product bookings increased 31% from the prior year while the urology bookings increased approximately 5%.

Total bookings increased 26% to approximately $146.6 million from $116.4 million the prior year. As a result, at December 31, 1997, the Company's backlog had grown to approximately $32.3 million compared with $24.1 million at the prior year end. The Company includes in backlog only firm orders deliverable within 12 months. Backlog also includes service contract revenue, which will be earned over the next twelve months.

The Company's service revenue increased 7%, from $16.6 million to $17.7 million in 1997. The slower growth was a result of pricing pressures for service contracts, continuing improvement in product reliability and competition from third party service organizations. The Company has implemented an aggressive service pricing strategy designed to regain market share through higher contract capture rates and to increase the number of billable customers. The Company has developed partnerships with several OEM's to service their products. These agreements will increase service revenue by helping to gain economies of scale through increased efficiencies.

The following table sets forth OEC's operating results as a percentage of net sales:


                                              1997          1996          1995
                                              ----          ----          ----
Net sales
   Product                                    88.6%         87.0%         85.1%
   Service                                    11.4          13.0          14.9
                                             ---------------------------------
   Total net sales                           100.0         100.0         100.0
                                             =================================
Cost of sales
   Product                                    50.7          51.1          50.6
   Service                                     8.3           8.9           8.8
                                             ---------------------------------
   Total cost of sales                        59.0          60.0          59.4
                                             =================================
   Gross margin                               41.0          40.0          40.6
                                             ---------------------------------
Operating expenses
   Research and
      development                              7.2           6.9           7.6
   Marketing and sales                        16.7          16.8          17.4
   Administrative, general  and other          5.5           5.7           5.4
                                             ---------------------------------
   Total operating expenses                   29.4          29.4          30.4
                                             =================================
Operating income                              11.6          10.6          10.2
Net income                                     7.8          10.0          11.7


                                    nineteen

MARGIN ANALYSIS

The Company's gross margin increased in 1997 to 41% of sales as compared to 40% in 1996 in a very competitive market. There continues to be pricing pressures worldwide for the Company's products. In spite of the pricing pressures, the Company has been able to increase the gross margin by continuing to focus on cost containment and manufacturing efficiencies, along with an increased mix of higher margin products.

The Company's net service costs increased 13% or $1.5 million from 1996. The largest part of the cost increase was investment in additional service personnel. The additional personnel are needed to handle the broadened product lines, the increase in number of systems sold and to maintain product support for existing customers.

R&D EXPENSE

R & D expense increased 26% in 1997 to $11.2 million, versus $8.9 million in 1996. The increase reflects the costs associated with the development and introduction of two new products in 1997, along with the increase in sustaining engineering expense associated with the broadened product offering. As a percent of net sales, R & D expense increased slightly over 1996. The Company anticipates that R & D expense will grow proportionally with increasing revenues.

MARKETING AND SALES EXPENSE

Marketing and sales expense increased in 1997 by $4.5 million to $26.0 million, or a 21% increase over 1996. The largest part of the increase in expense is due to the increase in commission expense in direct relation to increased revenue. The other factor is the continuing investment worldwide for coverage due to broadened product lines and new markets addressed by the new products. As a percentage of net sales, marketing and sales expense was slightly lower in 1997 compared to 1996.

ADMINISTRATIVE, GENERAL & OTHER EXPENSE

Administrative, general and other expenses increased 19% in 1997 to $8.7 million, versus $7.3 million in 1996. As a percentage of net sales, expenses were down 0.2%. The main increase in expense resulted from costs associated with the implementation of a new company-wide computer system and the associated training costs for personnel. The conversion was completed by year-end 1997.

INCOME TAX

During 1997, the Company recorded tax expense of $6.2 million compared to $1.5 million for 1996. Included in the 1996 tax expense was a deferred benefit of $4.3 million resulting from the reversal of the valuation allowance as the Company recognized the likelihood of fully utilizing the deferred tax assets. The Company also recorded $1.1 million and $0.9 million of tax benefit directly to stockholders' equity for the benefit derived from stock options exercised during the years ended December 31, 1997 and 1996, respectively.

YEAR ENDED DECEMBER31, 1996 COMPARED TO YEAR ENDED DECEMBER31, 1995.

NET SALES

Net sales for the year ended December 31, 1996 were $128.0 million compared to $101.5 million in 1995.

Product sales in 1996 were $111.4 million compared to $86.4 million in 1996, an increase of 29%. The increase was due to a broadened product line and increased market penetration of existing products. International sales were up 22% as compared to 1995.

Domestic bookings for all products in 1996 were approximately $92.0 million, compared to $75.1 million in 1995, an increase of 22%. International bookings increased approximately 44% from $16.8 million in 1995 to $24.4 million in 1996. As a result, at December 31,1996, OEC's backlog had improved to approximately $24.1 million compared with $16.8 million at the prior year end.


                                     twenty

OEC service revenue increased 10%, from $15.1 million to $16.6 million in 1996. The percentage growth increase has slowed compared to prior years. The slower growth was the result of improved product reliability and increased competition from third party service organizations.

MARGIN ANALYSIS

The Company's gross margin decreased slightly in 1996 to 40.1% of sales compared with 40.6% in 1995. The main reason for the slight decrease was due to increased pricing pressures worldwide. The Company's continued focus in 1995 and 1996 on manufacturing costs and efficiencies helped offset most of these pricing effects.

The Company's net service costs increased 27% or $2.5 million from 1995. Although actual service expense increased in line with revenues at 10%, warranty utilization credits declined significantly due to the increased reliability of the Company's products.

R&D EXPENSE

R & D expense increased 15% in 1996 to $8.9 million, versus $7.7 million in 1995. The increase reflects the costs associated with the development of two new products in 1996, as well as the continuing engineering expense associated with supporting existing products.

MARKETING & SALES EXPENSE

Marketing and sales expense increased in 1996 by $3.8 million to $21.5 million, or 22% above 1995. The increase in expense is primarily due to additional commission expense in direct relation to the growth of product sales.

ADMINISTRATIVE, GENERAL & OTHER EXPENSE

Administrative, general and other expenses increased 32% in 1996 to $7.3 million, versus $5.5 million in 1995. Part of the increase resulted from costs associated with the implementation of a new company-wide computer system that the company purchased in the second quarter of 1996.

INCOME TAXES

During 1996, the Company recorded current tax expense of $4.7 million. However, due to the recognition of the deferred benefit of $3.2 million, the net tax expense was $1.5 million for 1996 compared to a net tax benefit of $0.9 million in 1995. Included in the 1996 deferred benefit was the reversal of the remaining $4.3 million of valuation allowance as the Company recognized the likelihood of fully utilizing the deferred tax assets. The Company also recorded $0.9 million of tax benefit directly to stockholders' equity for the benefit derived from stock options exercised.

GENERAL INFORMATION

INFLATION

To date, the Company has not experienced any significant effects from inflation.

LIQUIDITY & CAPITAL RESOURCES

Cash provided by the Company's operations was $10.2 million in 1997 compared with $6.3 million in 1996 and $12.8 million in 1995. The primary uses of cash in both 1997 and 1996 were increases in accounts receivable and inventory which is a reflection of the Company's decision to utilize its cash position to assist the sales force through extended credit terms and more demonstration equipment.

The Company's capital expenditures totalled $5.6 million in 1997 compared with $4.5 million in 1996 and $1.1 million in 1995. Additions to the Salt Lake City facilities as well as investments in manufacturing equipment were the primary capital expenditures designed to position the Company to meet its growth expectations. At December 31, 1997, the Company had approximately $1.0 million of work remaining on the building expansion.

                                   twenty-one

Cash and temporary cash investments increased to $17.5 million at December 31, 1997 from $17.1 million at December 31, 1996. In addition, the Company had $2.8 million of securities available for sale as of December 31, 1997.

A stock repurchase program of 750,000 shares of the Company's outstanding common stock was announced in December 1994 and was increased to 1,250,000 shares in January 1996. As of December 31, 1997, 1,040,083 shares have been repurchased, of which 87,983 were retired and 952,100 are recorded as treasury stock. The combination of the repurchase of 200,000 warrants (See Note 4) and the stock repurchase program has resulted in the acquisition of 1,240,083 shares.

OEC believes that it has sufficient liquidity and anticipated cash flow to meet its obligations in 1998. In addition, OEC continues to carry an unused $10 million line of credit.

FACTORS THAT MAY AFFECT FUTURE RESULTS

Except for historical information, this discussion contains forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include: product demand and market acceptance; the effect of general economic conditions and foreign currency fluctuations; the impact of competitive products and pricing; new product development and commercialization; the effect of the continuing shift in growth from domestic to international healthcare customers; the impact of managed care initiatives in the United States; and the ability to increase operating margins on higher sales.

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


                                   twenty-two

A portion of the Company's research and development activities, some of its single-source vendors, its corporate headquarters and other critical business operations are located near a major earthquake fault. The ultimate impact on the Company, significant suppliers and the general infrastructure is unknown, but operating results could be materially affected in the event of a major earthquake.

Although OEC believes that it has the product offerings and resources needed for continuing success, future revenue and margin trends cannot be reliably predicted and may cause the Company to adjust its operations. Factors external to the Company can result in volatility of the Company's common stock price.

FOREIGN CURRENCY RATE EXPOSURE

The Company has operating subsidiaries located in Europe and utilizes forward exchange contracts with durations generally less than six months to hedge against the effect of exchange rate fluctuations of European income. The Company also has other customers located throughout the world; however, these customers' invoices are denominated in U.S. dollars. As a result, the Company has not incurred material gains or losses resulting from foreign currency fluctuations. The Company's forward exchange contracts are not material.

INTEREST RATE RISK EXPOSURE

The Company has purchased certain debt obligations of the U.S. government and various corporations with maturities generally less than one year. As of December 31, 1997, such investments totaled approximately $2.8 million and the difference between amortized cost and fair market value is immaterial. Interest rate risk and default risk underlying these securities is not considered to be significant.

OTHER EXPOSURES

The Company has not entered into any speculative derivatives and does not foresee utilizing such instruments in the future. The Company does not utilize commodities in the normal course of its manufacturing process. Accordingly, the Company does not believe it has any significant commodity risks or exposures.

YEAR 2000 COMPLIANCE

The Company has reviewed its primary financial and other business information systems and it believes that these systems will be able to manage and manipulate all material data involving the transition from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such data. Two tertiary computer systems are in the process of being upgraded to Year 2000 compliance and reviews are underway with all suppliers, especially sole-source vendors, to ensure compliance. The Company has reviewed the software associated with the operation of its products to ensure Year 2000 compliance and has determined that such software is capable of meeting the compliance standards. While the Company believes the issues associated with Year 2000 compliance have been or are being addressed, there remains the risk that suppliers may encounter disruptions due to year 2000 compliance or the costs associated with implementing computer system changes would have an adverse effect on the Company's results of operations and financial condition. There is also risk that Year 2000 compliance may have an effect on the purchase patterns of customers that would adversely affect demand for the Company's products for a period of time.


                                  twenty-three

CONSOLIDATED
                   Statements of Operations


YEARS ENDED DECEMBER 31,                            1997             1996             1995
                                               ---------        ---------        ---------
(In thousands, except per share amounts)

NET SALES
    Product                                    $ 137,723        $ 111,383        $  86,415
    Service                                       17,703           16,602           15,121
                                               -------------------------------------------
       Total net sales                           155,426          127,985          101,536
                                               -------------------------------------------

COST OF SALES
    Product                                       78,837           65,334           51,408
    Service                                       12,863           11,372            8,922
                                               -------------------------------------------
       Total cost of sales                        91,700           76,706           60,330
                                               -------------------------------------------
       Gross margin                               63,726           51,279           41,206
                                               -------------------------------------------

OPERATING EXPENSES
    Research and development                      11,159            8,854            7,728
    Marketing and sales                           25,986           21,494           17,668
    Administrative, general and other              8,653            7,260            5,498
                                               -------------------------------------------
       Total operating expenses                   45,798           37,608           30,894
                                               -------------------------------------------

    Operating income                              17,928           13,671           10,312

    Interest income                                  916              786              676
    Interest expense                                (419)              (9)             (11)
                                               -------------------------------------------

    Income before income taxes                    18,425           14,448           10,977

    Income tax (expense) benefit                  (6,247)          (1,536)             856

                                               -------------------------------------------
Net income                                     $  12,178        $  12,912        $  11,833
                                               ===========================================

Net income per common share:
    Diluted                                    $     .93        $    1.01        $     .94
    Basic                                      $     .98        $    1.05        $     .96

Common shares:
    Diluted                                       13,079           12,797           12,585
    Basic                                         12,400           12,263           12,358


See accompanying notes to consolidated financial statements.


                                  twenty-four

CONSOLIDATED
                   Balance Sheets



DECEMBER 31,                                                                                1997             1996
(In thousands, except par value amounts)
                                                                                       ---------        ---------
ASSETS
Current assets:
    Cash and cash equivalents                                                          $  17,502        $  17,103
    Securities available for sale                                                          2,843               --
    Accounts and notes receivable, net of allowances
       of $1,114 and $853, respectively                                                   40,058           33,191
    Inventories, net                                                                      28,376           23,868
    Prepaid expenses and other current assets                                              2,988            1,451
    Income taxes receivable                                                                1,025               --
    Deferred income taxes                                                                  7,304            8,006
                                                                                       --------------------------
       Total current assets                                                              100,096           83,619

    Long-term receivables                                                                    998            1,627
    Property and equipment, net                                                           15,307           11,903
    Cost in excess of net assets acquired, net of accumulated
       amortization of $9,155 and $8,183, respectively                                    10,893           10,213
    Deferred income taxes                                                                  2,643            3,879
    Other assets                                                                             750              705
                                                                                       --------------------------
       Total                                                                           $ 130,687        $ 111,946
                                                                                       ==========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                                   $  10,339        $   7,358
    Accrued salaries and benefits                                                          5,172            4,127
    Accrued warranty and installation costs                                                2,258            1,748
    Deferred income and customer deposits                                                  5,075            5,462
    Income taxes payable                                                                      --              509
    Accrued legal fees and litigation settlements                                          4,697            4,062
    Accrued distributor commissions                                                        3,725            2,891
    Other accrued liabilities                                                              4,869            3,615
                                                                                       --------------------------
       Total current liabilities                                                          36,135           29,772
                                                                                       ==========================

Stockholders' equity:
    Preferred stock, $.01 par value; Authorized -- 2,000 shares, including 1,100 shares of convertible preferred stock, none outstanding
    Common stock, $.01 par value; Authorized -- 30,000 shares
       Issued -- 13,474 and 13,158 shares, respectively                                      135              132
    Capital in excess of par value                                                        82,317           79,341
    Retained earnings                                                                     21,964            9,786
    Treasury stock, 970 and 801 shares at cost, respectively                              (9,678)          (6,850)
    Foreign currency translation adjustment                                                 (186)            (235)
                                                                                       --------------------------
       Total stockholders' equity                                                         94,552           82,174
                                                                                       --------------------------
       Total                                                                           $ 130,687        $ 111,946
                                                                                       ==========================

See accompanying notes to consolidated financial statements.


                                  twenty-five

CONSOLIDATED
             Statements of Stockholders' Equity


                                                                      CAPITAL       RETAINED
                                                                     IN EXCESS      EARNINGS/
                                           COMMON STOCK               OF PAR       (ACCUMULATED
(IN THOUSANDS)                        SHARES          AMOUNT           VALUE         DEFICIT)
                                     --------        --------        --------        --------
                                     --------------------------------------------------------
Balance, January 1, 1995               12,482        $    125        $ 73,783        $(14,959)
                                     --------------------------------------------------------
Issuance of stock under
     employee/consultant
     benefit plans                        355               4           1,919              --
Tax benefit attributable to
     appreciation of common
     stock options exercised               --              --             950              --
Purchase of treasury stock                 --              --              --              --
Retirement of treasury stock              (88)             (1)           (518)             --
Issuance of stock subscription
     receivable                            40              --             210              --
Foreign currency translation               --              --              --              --
Net income                                 --              --              --          11,833

                                     --------------------------------------------------------
Balance, December 31, 1995             12,789             128          76,344          (3,126)
                                     --------------------------------------------------------

Issuance of stock under
     employee/consultant
     benefit plans                        369               4           2,115              --
Tax benefit attributable to
     appreciation of common
     stock options exercised               --              --             882              --
Purchase of treasury stock                 --              --              --              --
Receipt of stock subscription
     receivable                            --              --              --              --
Foreign currency translation               --              --              --              --
Net income                                 --              --              --          12,912

                                     --------------------------------------------------------
Balance, December 31, 1996             13,158             132          79,341           9,786
                                     --------------------------------------------------------

Issuance of stock under
     employee/consultant
     benefit plans                        316               3           2,411              --
Tax benefit attributable to
     appreciation of common
     stock options exercised               --              --           1,137              --
Purchase of treasury stock                 --              --              --              --
Purchase of stock warrants                 --              --          (1,000)             --
Valuation of non-employee
     stock options granted                 --              --             428              --
Foreign currency translation               --              --              --              --
Net income                                 --              --              --          12,178

                                     --------------------------------------------------------
Balance, December 31, 1997             13,474        $    135        $ 82,317        $ 21,964
                                     ========================================================


                                                                     FOREIGN          STOCK
                                          TREASURY STOCK             CURRENCY      SUBSCRIPTION
                                      SHARES          AMOUNT        TRANSLATION     RECEIVABLE         TOTAL
                                     --------        --------        --------        --------        --------
                                     ------------------------------------------------------------------------
Balance, January 1, 1995                   --              --        $    (36)             --        $ 58,913
                                     ------------------------------------------------------------------------

Issuance of stock under
     employee/consultant
     benefit plans                         --              --              --              --           1,923
Tax benefit attributable to
     appreciation of common
     stock options exercised               --              --              --              --             950
Purchase of treasury stock               (648)       $ (4,575)             --              --          (4,575)
Retirement of treasury stock               88             519              --              --              --
Issuance of stock subscription
     receivable                            --              --              --        $   (210)             --
Foreign currency translation               --              --              26              --              26
Net income                                 --              --              --              --          11,833

                                     ------------------------------------------------------------------------
Balance, December 31, 1995               (560)         (4,056)            (10)           (210)         69,070
                                     ------------------------------------------------------------------------

Issuance of stock under
     employee/consultant
     benefit plans                         --              --              --              --           2,119
Tax benefit attributable to
     appreciation of common
     stock options exercised               --              --              --              --             882
Purchase of treasury stock               (241)         (2,794)             --              --          (2,794)
Receipt of stock subscription
     receivable                            --              --              --             210             210
Foreign currency translation               --              --            (225)             --            (225)
Net income                                 --              --              --              --          12,912

                                     ------------------------------------------------------------------------
Balance, December 31, 1996               (801)         (6,850)           (235)             --          82,174
                                     ------------------------------------------------------------------------

Issuance of stock under
     employee/consultant
     benefit plans                         --              --              --              --           2,414
Tax benefit attributable to
     appreciation of common
     stock options exercised               --              --              --              --           1,137
Purchase of treasury stock               (169)         (2,828)             --              --          (2,828)
Purchase of stock warrants                 --              --              --              --          (1,000)
Valuation of non-employee
     stock options granted                 --              --              --              --             428
Foreign currency translation               --              --              49              --              49
Net income                                 --              --              --              --          12,178

                                     ------------------------------------------------------------------------
Balance, December 31, 1997               (970)       $ (9,678)       $   (186)             --        $ 94,552
                                     ========================================================================



See accompanying notes to consolidated financial statements.


                                   twenty-six

CONSOLIDATED
               Statements of Cash Flow


YEARS ENDED DECEMBER 31,                                               1997            1996            1995
                                                                     --------        --------        --------
(In thousands)
OPERATING ACTIVITIES
Net income                                                           $ 12,178        $ 12,912        $ 11,833
Adjustments to reconcile net income
   to net cash provided by operating activities:
   Depreciation and amortization                                        3,203           3,117           3,272
   Bad debt expense (recoveries)                                         (205)             45              20
   Deferred income tax expense (benefit)                                1,938          (3,177)         (1,611)
   Current tax benefit attributable to stock options exercised          1,137             882             175
   Non-employee stock option expense                                      154              --              --
   Changes in current assets and liabilities:
      Accounts and notes receivable, net                               (6,520)         (8,254)           (713)
      Inventories                                                      (3,783)         (5,837)            432
      Prepaid expenses and other current assets                        (1,455)           (566)            (50)
      Other assets, net                                                  (234)           (157)           (296)
      Accounts payable                                                  1,957           2,685            (485)
      Accrued salaries and benefits                                     1,045           1,207             400
      Accrued warranty and installation costs                             510             489             144
      Deferred income and customer deposits                              (387)            (49)            283
      Income taxes                                                     (1,534)             97              (3)
      Accrued legal fees and litigation settlements                       635             269            (526)
      Accrued distributor commissions                                     834             999            (368)
      Other accrued liabilities                                           725           1,683             305
                                                                     ----------------------------------------
         Net cash provided by operating activities                     10,198           6,345          12,812
                                                                     ----------------------------------------

INVESTING ACTIVITIES
Reduction in long-term receivables                                       (469)           (625)            (99)
Additions to property and equipment                                    (5,612)         (4,511)         (1,111)
Purchase of securities available for sale                              (2,843)             --              --
Cash acquired in connection with the acquisition of BMS                   116              --              --
Other                                                                     149            (225)             26
                                                                     ----------------------------------------
      Net cash used in investing activities                            (8,659)         (5,361)         (1,184)
                                                                     ----------------------------------------

FINANCING ACTIVITIES
Common stock issued under benefit plans and other                       2,688           2,329           1,923
Purchases of treasury stock                                            (2,828)         (2,794)         (4,575)
Purchase of stock warrants                                             (1,000)             --              --
                                                                     ----------------------------------------
      Net cash used in financing activities                            (1,140)           (465)         (2,652)
                                                                     ----------------------------------------

Net increase in cash and cash equivalents                                 399             519           8,976
Cash and cash equivalents at beginning of year                         17,103          16,584           7,608
                                                                     ----------------------------------------
Cash and cash equivalents at end of year                             $ 17,502        $ 17,103        $ 16,584
                                                                     ========================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for interest                               $     21        $      9        $     11
Cash paid during the year for income taxes                           $  5,843        $  3,734        $    583



SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES: During the years ended December 31, 1997, 1996 and 1995, the tax benefits in the amounts of $1,137, $882 and $950, respectively, attributable to the appreciation of common stock options exercised were credited directly to capital in excess of par value. During the year ended December 31, 1995, the Company sold 40 shares of its common stock in exchange for a note receivable in the amount of $210, which was repaid to the Company during the year ended December 31, 1996.

Effective January 1, 1997, the Company increased its ownership in BMS from 19.8% to 100% as follows:

Original 19.8% interest                         $  190
January 1, 1997 transactions:
       Cash payment                                193
       Options granted                             274
       Loans converted to equity                   615
       Net liabilities acquired                    380
                                                ------
    Cost in excess of net assets acquired       $1,652
                                                ======

See accompanying notes to consolidated financial statements.



                                  twenty-seven

NOTES
         to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of OEC Medical Systems, Inc. and its wholly-owned subsidiaries (the Company). All material intercompany balances and transactions have been eliminated in consolidation.

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

REVENUE RECOGNITION

Sales are generally recognized at the time the products are shipped, as are provisions for estimated installation costs, warranty costs, agents' commissions and sales allowances. Amounts received upon the sale of service contracts are deferred and recognized as service revenue over the lives of the contracts.

CASH AND CASH EQUIVALENTS AND LINE OF CREDIT

The Company considers all highly liquid investments with original maturities less than 90 days to be cash equivalents. All such investments are stated at cost, which approximates market. As of December 31, 1997 and 1996, the Company had a line of credit for $10 million which expires in May 1998. No borrowings had been made under this line as of December 31, 1997 and 1996.

SECURITIES AVAILABLE FOR SALE

The Company's securities were comprised of debt obligations of the U.S. Government and various corporations and generally mature in less than one year. All of the Company's securities are classified as available for sale and are carried at fair market value with the unrealized gains and losses recorded as a separate component of stockholders' equity. As of December 31, 1997, the difference between amortized cost and fair market value is immaterial. The cost of investment securities sold is determined using the specific identification method. Interest rate risk and default risk underlying the securities is not considered to be significant. During the year ended December 31, 1997 there were no significant gains or losses on disposals of securities.

INVENTORIES

Inventories are stated at the lower of cost (utilizing the first-in/first-out method) or market. Inventories consist of the following:


DECEMBER 31, (In thousands)                        1997            1996
                                                 --------        --------
Purchased parts and completed
   subassemblies                                 $ 13,340        $  8,672
Work-in-process                                     4,301           3,097
Finished goods                                        456           3,783
Demonstration equipment                             8,985           8,203
Service and repair parts                            5,077           4,475
                                                 ------------------------
Total                                              32,159          28,230
Reserves for excess and obsolete inventory         (3,783)         (4,362)
                                                 ------------------------
Net                                              $ 28,376        $ 23,868
                                                 ========================


                                  twenty-eight

LONG-LIVED ASSETS

Impairment of long-lived assets is determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and of Long-Lived Assets to be Disposed Of," which was adopted on January 1, 1996. There were no impairments as of December 31, 1997.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company uses the straight-line method to depreciate and amortize the cost of assets over their estimated useful lives as follows:


                                       Estimated
DECEMBER 31, (In thousands)           Useful Lives                       1997               1996
                                      ------------                    -------           --------
Buildings and land                       30 years                     $10,170           $  7,591
Machinery and equipment               3 to 10 years                    15,960             16,486
Leasehold improvements           Life of lease (June, 2000)               971                886
Furniture and fixtures                    2 to 5 years                    376                204
                                                                      --------------------------
Total                                                                  27,477             25,167
Less accumulated depreciation
    and amortization                                                  (12,170)           (13,264)
Net                                                                   $15,307            $11,903
                                                                      ==========================

COST IN EXCESS OF NET ASSETS ACQUIRED
Cost in excess of net assets acquired consists of the following:

DECEMBER 31, (In thousands)                                               1997             1996
                                                                        --------        --------
Lost in excess of net assets acquired                                   $ 20,048        $ 18,396
Less accumulated amortization                                            (9,155)         (8,183)
                                                                        ------------------------
Net                                                                     $ 10,893        $ 10,213
                                                                        ========================


Cost in excess of net assets acquired is being amortized on a straight-line basis over approximately 5 to 30 years. Amortization amounted to approximately $972,000 during the year ended December 31, 1997 and approximately $641,000 in each of the years ended December 31, 1996 and 1995.

CONTINGENCIES

As a manufacturer of medical products, the Company is subject to certain regulations of the United States Food and Drug Administration (FDA) and various state agencies. These regulations require review or approval of the Company's products, facilities and manufacturing processes, including periodic inspections of manufacturing facilities for compliance with Good Manufacturing Practices as established by the FDA. The Company has devoted substantial human and financial resources to regulatory compliance, and believes that it is in substantial compliance with all applicable federal and state regulations.

NET INCOME PER COMMON SHARE

Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share", and retroactively restated its earnings per share for 1996 and 1995, to conform with the statement. Accordingly, net income per common share is computed by both the basic method, which uses the weighted average number of the Company's common shares outstanding and the diluted method, which includes the dilutive common shares from stock options and warrants, as calculated using the treasury stock method. The difference between the Company's basic and diluted earnings per share is attributable to stock options and warrants. The effect of stock options and warrants was to increase the number of common shares by approximately 679,000, 534,000, and 227,000 during the years ended December 31, 1997, 1996, and 1995, respectively.

                                  twenty-nine

FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's foreign subsidiaries are measured using local currencies as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange and results of operations are translated at average rates of exchange for the year, with the difference accumulated in a separate component of stockholders' equity until such time as the subsidiary's operations are discontinued, sold or substantially liquidated.

2.    INCOME TAXES

Income tax (expense) benefit consists of the following:

YEARS ENDED DECEMBER 31,  (In thousands)                 1997           1996           1995
                                                       -------        -------        -------
Current (Expense) Benefit:
    State                                              $  (736)       $  (719)       $  (598)
                                                       -------------------------------------
    Federal                                             (5,630)        (6,507)        (3,771)
    Less utilization of operating loss
         carryforwards and tax credits                   2,057          2,513          3,614
                                                       -------------------------------------
    Net Federal                                         (3,573)        (3,994)          (157)
                                                       -------------------------------------
    Total Current                                       (4,309)        (4,713)          (755)
                                                       -------------------------------------

Deferred (Expense) Benefit:
    Reversal of valuation allowance                         --          4,306          5,394
    Utilization of operating loss and tax credit
        carryforwards                                   (2,057)        (2,513)        (3,614)
    Other deferred tax assets created (utilized)           119          1,384           (169)
                                                       -------------------------------------
    Total Deferred                                      (1,938)         3,177          1,611
                                                       -------------------------------------
    Net                                                $(6,247)       $(1,536)       $   856
                                                       =====================================


Income tax (expense) benefit differs from the amount computed by applying the statutory Federal tax rate to income from continuing operations for the following reasons:


YEARS ENDED DECEMBER 31,  (In thousands)                      1997           1996           1995
                                                            -------        -------        -------
Computed Federal income tax expense at
    statutory rate of 35%                                   $(6,449)       $(5,057)       $(3,842)
State income taxes                                             (736)          (719)          (598)
Generation of research and development tax credits            1,008             --             --
Effects of foreign subsidiaries on U.S. tax rates                30             58             16
Change in valuation allowance for deferred tax assets            --          4,306          5,394
Permanent differences                                          (100)          (124)          (114)
                                                            -------------------------------------
Income tax (expense) benefit                                $(6,247)       $(1,536)       $   856
                                                            =====================================


The Company has research and development tax credit carryforwards of approximately $2,427,000 expiring in the period 1998 through 2012, plus alternative minimum tax credit carryforwards of approximately $2,236,000. The Company also has foreign net operating losses in Germany and France and various states in the U.S. which expire in the period from 2008 through 2012.

Deferred income taxes reflect the net tax effects of: (a)temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes; and (b)operating loss and tax credit carryforwards. The tax effects of significant items comprising the Company's deferred income taxes are as follows:


                                     thirty

DECEMBER 31,  (In thousands)                                 1997          1996
                                                          -------       -------
Deferred tax assets:
Reserves not currently deductible for tax purposes:
    Allowance for bad debts                               $   366       $   570
    Inventory                                                 840         1,546
    Litigation                                              1,666         1,543
    Warranty                                                  686           598
    Deferred income                                           383           392
    Vacation accrual                                          227           452
    Other                                                     273           368
Foreign & state net operating loss carryforwards              843           704
Tax credit carryforwards                                    4,663         5,712
                                                          ---------------------
Total deferred taxes                                      $ 9,947       $11,885
                                                          =====================


3.    COMMITMENTS

The Company leases certain of its manufacturing facilities and certain equipment under operating leases. Future minimum annual lease payments under the Company's operating leases are as follows:


YEARS ENDING DECEMBER 31, (In thousands)

1998                                                                  $ 1,450
1999                                                                    1,315
2000                                                                      300
2001                                                                        3
                                                                      -------
Total                                                                 $ 3,068
                                                                      =======


Total rent expense under the operating leases in 1997, 1996, and 1995 was approximately $1,346,000, $1,296,000, and $1,076,000, respectively.

The Company sponsors a 401(k) savings plan in which most domestic salaried employees of the Company are eligible to participate. Contributions made to the plan by the Company are based on a percentage of employee contributions, and totaled approximately $883,000, $766,000, and $690,000 in 1997, 1996, and 1995,
respectively.

4.    COMMON STOCK

The Company's 1990 Stock Plan (which incorporates active options under predecessor plans) permits officers, directors, employees and independent contractors to acquire options or other rights to purchase the Company's common stock. The purchase price for the shares is their fair market value on the date the option or purchase right was granted. Options and purchase rights generally vest over a four to six year period.

The Company also maintains an Incentive Stock Acquisition Plan (ISAP) in which only employees may participate. Under the ISAP, the purchase price is 85 percent of the fair market value of the shares on the trading day before the six-month participation period begins or the last trading day of the participation period, whichever is less.


                                   thirty-one

A summary of stock plan activities is as follows:

YEARS ENDED DECEMBER 31,                                   1997                      1996                      1995
                                                    -------------------        -------------------        -------------------
(In thousands, except average prices)                           WEIGHTED                  Weighted                    Weighted
                                                    NUMBER        AVG.         Number       Avg.         Number         Avg.
                                                     OF         EXERCISE         of       Exercise         of         Exercise
                                                    SHARES       PRICE         Shares       Price        Shares        Price
                                                    -----        ------        -----        ------        -----        ------
Options:
Outstanding beginning of year                        2,000        $ 7.80        1,740        $ 6.02        1,952        $ 6.27
Granted                                                319         16.25          579         11.84          714          5.87
Cancelled                                              (35)        12.99           (8)         6.09         (600)         6.96
Exercised                                             (269)         6.94         (311)         5.43         (326)         5.46
                                                     -------------------------------------------------------------------------
Outstanding end of year                              2,015        $ 9.17        2,000        $ 7.80        1,740        $ 6.02
                                                     -------------------------------------------------------------------------
Weighted average fair market value of options
    granted during year                                           $ 6.53                     $ 5.34                     $ 2.31
Shares purchased under ISAP                             47                         58            69
Weighted average fair market value of shares
    purchased under ISAP                                          $ 2.16                     $ 1.28                     $ 0.90


The following table summarizes information about stock options outstanding as of December 31, 1997 (in thousands, except price information).


                         OPTIONS OUTSTANDING                                          OPTIONS EXERCISABLE
-----------------------------------------------------------------------             ----------------------
                                         Weighted
                                          Average             Weighted                           Weighted
  Range of                               Remaining            Average                            Average
  Exercise             Number           Contractual           Exercise              Number       Exercise
   Prices            Outstanding           Life                 Price             Exercisable     Price
------------            -----            ---------            ---------             -----        ---------
$5.38 - 8.00            1,166            6.2 years            $    6.08             1,103        $    6.08
 8.01 -12.00              468            8.6 years                11.49               151            11.38
12.01 -20.31              381            8.8 years                15.78                72            16.24

$5.38 -20.31            2,015            7.2 years            $    9.17             1,326        $    7.24



The Company accounts for stock options granted using Accounting Principles Board
(APB) Opinion No. 25. Accordingly, compensation cost of approximately $154,000 and $0 for the years ended December 31, 1997 and 1996, respectively, has been recognized for stock options granted to non-employees. Had compensation cost for the Company's stock-based compensation plans for employees been recorded based on the fair value at the grant dates for awards under those plans, the Company's net income and net income per common share would have changed to the pro forma amounts indicated below.


DECEMBER 31, (In thousands)                                          1997               1996
                                                                   -------            -------
Net income:
    As reported                                                    $12,178            $12,912
    Pro forma                                                      $10,894            $12,286

Net income per common share-diluted:
    As reported                                                    $   .93            $  1.01
    Pro forma                                                      $   .83            $   .96


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996: dividend yield of 0.00%; expected volatility ranging from 36.59% to 40.29%; risk-free interest rates ranging from 5.50% to 6.56%, and expected lives of 2.5 years subsequent to vesting date.


                                   thirty-two

WARRANTS

In connection with the signing of a product development agreement in 1990, the Company, through its predecessor, issued warrants to purchase 200,000 shares of its common stock. The warrants were exercisable at a price of $12.70 per share over the period August 31, 1994 through August 31, 1997. On January 26, 1997, the Company repurchased the warrants for $1.0 million which was recorded as a reduction to capital in excess of par value. During 1996, the Company issued warrants to purchase 38,000 shares to independent distributors which are exercisable at a price of $11.75 per share during the period of October 1, 1999 to December 31, 1999.

5.    LITIGATION

Litigation was instituted against the Company by a terminated distributor in 1988. An unfavorable decision in the amount of $3.1 million was rendered by the trial court in 1992. As a result of that decision, the Company established a reserve for the judgment. The Company appealed the trial court's decision on a number of grounds, and in November, 1993, the appellate court reversed the trial court and held for the Company on the ground that the distributor had released his claims against the Company in the settlement of other litigation, and did not reach the other issues raised on appeal. The distributor filed a petition in the Indiana Supreme Court requesting that the court vacate the appellate court ruling and remand the case to the appellate court for consideration of the other issues raised on appeal. On December 31, 1996, the Indiana Supreme Court reversed the ruling of the appellate court and held that the trial court correctly determined that the release executed by the distributor did not release the Company. The case was remanded back to the Indiana Circuit Court of Appeals which on December 23, 1997 affirmed the trial court's 1992 judgment plus interest from 1992. The Company is aggressively pursuing additional avenues of the appeals process. In the event that all such appeals are exhausted and this judgment stands, the effect will not be material to the future operating results of the Company. As of December 31, 1997 and 1996, the reserve with accrued interest totaled approximately $4.6 million and $4.1 million, respectively.

The Company is also a defendant in other ordinary commercial litigation. In light of available insurance and reserves, management believes that such litigation will not have a material effect on its financial position or results of operations.

6.    PREFERRED SHARE PURCHASE RIGHTS

In July 1988, the Company through its predecessor, Diasonics Inc., declared a dividend distribution of one Preferred Share Purchase Right (a Right) on each outstanding share of common stock. Prior to the acquisition by a person or group of beneficial ownership of 25% or more of the Company's common stock, the Rights are redeemable for two and one-half cents per Right at the option of the Board of Directors.

The Rights will trade together with the common stock until they become exercisable. The Rights will be exercisable only if a person or group acquires 25% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 25% or more of the common stock. Each right will entitle stockholders to buy five one-hundredths of a share of a new series of junior participating preferred stock at an exercise price of $10. As of December 31, 1997 and 1996, the Company had 2,000,000 shares of such preferred stock authorized with none outstanding. The preferred stock generally carries rights equivalent to one hundred times those of common stock rights and is subject to certain non-dilutive and repurchase options.

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


                                  thirty-three

Following the acquisition by a person or group of beneficial ownership of 25% or more of the Company's common stock and prior to an acquisition of 50% or more of the common stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one-hundredth for a share of the new series of junior participating preferred stock) per Right. These Rights will expire effective August 20, 1998.

7.    FOREIGN SALES

The Company markets its products internationally through subsidiaries in Switzerland, Germany, France and Italy as well as dealers and distributors in all other countries where applicable. The following table summarizes approximate foreign product sales:


                           1997          1996          1995
                          -------       -------       -------
Europe                    $16,099       $11,892       $ 8,770
Other                       9,988         8,689         8,078
                          -----------------------------------
Total foreign sales       $26,087       $20,581       $16,848
                          ===================================


8.    QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 1997 and 1996 is as follows (in thousands, except per share data):


QUARTER                  FIRST        SECOND         THIRD        FOURTH
                        -------       -------       -------       -------
1997
Net sales               $32,314       $38,880       $38,959       $45,273
Gross margin             12,697        15,963        16,129        18,937
Net income                2,301         2,743         3,445         3,689
Income per share:
    Diluted             $   .18       $   .21       $   .26       $   .28
    Basic               $   .19       $   .22       $   .27       $   .30

                                                                     1996
Net sales               $26,183       $30,594       $34,027       $37,181
Gross margin             10,538        12,245        13,623        14,873
Net income                2,739         3,336         3,875         2,962
Income per share:
    Diluted             $   .22       $   .26       $   .30       $   .23
    Basic               $   .23       $   .27       $   .31       $   .24


9.    ACQUISITION OF BMS

During 1995, the Company purchased a 19.8% ownership position in Barwig Medizinische Systeme GmbH (BMS), a German manufacturer of medical equipment. The Company was granted exclusive worldwide distribution rights for a ten year period for the 7600 C-arm manufactured by BMS. During 1995 and 1996, the Company provided long-term working capital loans to BMS of approximately $1.1 million. Effective January 1, 1997, the Company increased its ownership of BMS to 100% in exchange for cash payments of approximately $193,000, stock options valued at approximately $274,000, and cancellation of loans to BMS of approximately $615,000. The Company accounted for the acquisition using the purchase method which resulted in the recording of approximately $1.6 million of goodwill which is being amortized over a 5 year period. The pro forma financial information reflecting this transaction for 1996 and 1995 has not been presented as it is not materially different from the Company's historical results.


                                  thirty-four

10.  RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The adoption of SFAS No. 130 may result in additional disclosures regarding the Company's comprehensive income.

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", which redefines how public business enterprises report information about operating segments in annual financial statements. The statement also establishes standards for related disclosures about products and services, geographical areas, and major customers. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The adoption of SFAS No. 131 will result in additional disclosures regarding the Company's segments.


                                  thirty-five

INDEPENDENT
                   Auditors' Report

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF OEC MEDICAL SYSTEMS, INC.:

We have audited the accompanying consolidated balance sheets of OEC Medical Systems, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of OEC Medical Systems, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


[SIG]

DELOITTE & TOUCHE LLP

Salt Lake City, Utah
January 22, 1998


                                   thirty-six

CORPORATE
               Information

OFFICERS

JOSEPH W. PEPPER
President & Chief Executive Officer

RANDY W. ZUNDEL
Executive Vice President,
Chief Operating & Chief Financial Officer

BARRY K. HANOVER
Executive Vice President, Engineering &
Chief Technical Officer

HEINZ GLOOR
Vice President,  International

GARY E. GLOWE
Vice President, Manufacturing

LARRY E. HARRAWOOD
Vice President, Marketing & Business
Development

ROY J. ORPHEY
Vice President, Service

TED L. PARROT
Vice President,  Regulatory Affairs &
Quality Assurance

CLARENCE R. VERHOEF
Vice President, Finance
Secretary & Treasurer

HURLEY P. RAYNOR
Director of National Accounts

F. DAN EDWARDS
National Sales Manager

DIRECTORS

RUEDIGER NAUMANN-ETIENNE
Chairman of the Board

GREGORY K. HINCKLEY Section+
Executive Vice President, COO & CFO,
Mentor Graphics, Inc.

BENNO P. LOTZ Section
Former President & CEO
OEC Medical Systems, Inc., retired

ALLAN W. MAY  ++Section
President & CEO
Intella Interventional Systems

JOSEPH W. PEPPER
President & CEO
OEC Medical Systems, Inc.

CHASE N. PETERSON Section+++
President Emeritus & Professor (Clinical) Departments of
Internal Medicine and Family & Preventive Medicine
University of Utah

Section Audit Committee
 + Compensation Committee
++ Nominations Committee

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
       (801) 536-4806
       e-mail address: investor@oecmed.com
       Home Page: http://www.oecmed.com

INDEPENDENT AUDITORS
Deloitte and Touche LLP
Salt Lake City, Utah

TRANSFER AGENT & REGISTRAR
ChaseMellon Shareholder Services
50 California Street, 10th Floor
San Francisco, CA  94111
(800) 356-2017

ANNUAL MEETING
Notice of the Annual Meeting of Shareholders of OEC Medical Systems, Inc., and proxy statements will be mailed to shareholders of record in advance of the meeting.

QUARTERLY STOCK PRICE


                             High         Low        Close
                           --------    --------     --------
December 31, 1997          20 13/16    16 11/16     19 15/16
September 30, 1997         19 3/8      15 3/8       18 7/8
June 30, 1997              17 15/16    13 3/8       17 13/16
March 31, 1997             18 1/2      14 7/8       16 3/8

December 31, 1996          16 7/8      12 1/4       15
September 30, 1996         13 1/2      10 3/4       12 1/2
June 30, 1996              13 5/8      11 1/4       13 5/8
March 31, 1996             13 3/4       9 1/2       11 3/4

DIVIDENDS

The Company has never issued a dividend to shareholders.

SHAREHOLDERS

The Company has 2,036 shareholders of record as of March 1, 1998.

TRADING INFORMATION

Traded on the New York Stock Exchange
NYSE: OXE.