Form 10-K, Exhibit 13
period 1998-12-31
OEC MEDICAL SYSTEMS INC
filed 1999-03-25
CIK 317814

                                                                      EXHIBIT 13

Financial Information

Table of Contents

Five Year Financial Summary .....................................   Page 18

Management's Discussion & Analysis ..............................   Page 19

Consolidated Financial Statements ...............................   Page 25

Notes to Consolidated Financial Statements ......................   Page 29

Independent Auditors' Report ....................................   Page 36



                                                          [GRAPHIC APPEARS HERE]




                                   seventeen

Five Year Summary -------------------------------------------------------------

Years Ended December 31,                                 1998             1997             1996             1995             1994
(In thousands, except per share amounts)

Income Statement Data
Net sales
  Product                                             $ 165,338        $ 137,723        $ 111,383        $  86,415        $  85,206
  Service                                                23,363           17,703           16,602           15,121           12,952
                                                      -----------------------------------------------------------------------------
    Total net sales                                     188,701          155,426          127,985          101,536           98,158
                                                      -----------------------------------------------------------------------------
Cost of sales
  Product                                                92,538           78,837           65,334           51,408           52,734
  Service                                                16,851           12,863           11,372            8,922            7,942
                                                      -----------------------------------------------------------------------------
    Total cost of sales                                 109,389           91,700           76,706           60,330           60,676
                                                      -----------------------------------------------------------------------------
    Gross margin                                         79,312           63,726           51,279           41,206           37,482
                                                      -----------------------------------------------------------------------------
Operating expenses
  Research and development                               13,023           11,159            8,854            7,728            8,416
  Marketing and sales                                    31,975           25,986           21,494           17,668           16,487
  Administrative, general and other                       9,890            8,653            7,260            5,498            5,776
                                                      -----------------------------------------------------------------------------
    Total operating expenses                             54,888           45,798           37,608           30,894           30,679
                                                      -----------------------------------------------------------------------------

Operating income                                         24,424           17,928           13,671           10,312            6,803

Interest income                                           1,007              916              786              676              346
Interest expense                                           (247)            (419)              (9)             (11)            (257)
[GRAPHIC APPEARS HERE]                                -----------------------------------------------------------------------------

Income before income taxes                               25,184           18,425           14,448           10,977            6,892
Income tax expense (benefit)                              9,082            6,247            1,536             (856)          (1,816)
                                                      -----------------------------------------------------------------------------
Net income                                              $16,102          $12,178          $12,912          $11,833           $8,708
                                                      =============================================================================

Net income per common share - diluted                 $    1.20        $     .93        $    1.01        $     .94        $     .69
                                                      =============================================================================
Common and common equivalent
shares - diluted                                         13,391           13,079           12,797           12,585           12,552
                                                      =============================================================================
Balance Sheet Data

  Cash and securities                                 $  19,660        $  20,345        $  17,103          $16,584          $ 7,608
  Working capital                                        80,732           63,961           53,847           43,900           31,199
  Total assets                                          146,247          130,687          111,946           91,462           81,555
  Stockholders' equity                                  111,969           94,552           82,174           69,070           58,913
                                                      -----------------------------------------------------------------------------


                                   eighteen

Management's Discussion and Analysis ------------------------------------------

RESULTS OF OPERATIONS
Year Ended December 31, 1998 Compared to Year Ended December 31, 1997.

For the year ended December 31, 1998, OEC Medical Systems, Inc., had net income of $16.1 million compared to $12.2 million for the prior year, which was a 32% increase. Operating income improved 36% from $17.9 million in 1997 to $24.4 million in 1998.

The following table sets forth OEC's operating results as a percentage of net sales:

                                          1998         1997         1996
Net sales
  Product                                 87.6%        88.6%        87.0%
  Service                                 12.4         11.4         13.0
                                        ---------------------------------
  Total net sales                        100.0        100.0        100.0
                                        ---------------------------------
Cost of sales
  Product                                 49.0         50.7         51.1
  Service                                  9.0          8.3          8.9
                                        ---------------------------------
  Total cost of sales                     58.0         59.0         60.0
                                        ---------------------------------
  Gross margin                            42.0         41.0         40.0
                                        ---------------------------------
Operating expenses
  Research and development                 6.9          7.2          6.9
  Marketing and sales                     16.9         16.7         16.8
  Administrative, general and other        5.3          5.5          5.7
                                        ---------------------------------
  Total operating expenses                29.1         29.4         29.4
                                        ---------------------------------
Operating income                          12.9         11.6         10.6
Net income                                 8.5          7.8         10.0

                                                          [GRAPHIC APPEARS HERE]
Net Sales
Net sales for the year ended December 31, 1998 increased 21% to $188.7 million compared to $155.4 million in 1997.

Product sales in 1998 were $165.3 million compared to $137.7 million in 1997, an increase of 20%. The increase was due to gain in market share and a growth in the use of mobile C-arms in new minimally invasive procedures. The Company introduced two new products in 1998, the Compact 7700 and the Series 7700 mobile C-arms. International sales for all products were up 2% compared to 1997.

Domestic bookings in 1998 were $141.4 million compared to $122.2 million in 1997, an increase of 16%. International bookings increased 24% to $30.2 million in 1998 compared to 1997. Bookings in Europe were particularly strong with an increase of 33%. Worldwide, the Company's C-arm product bookings increased 17% from the prior year while the urology bookings increased 21%.

At December 31, 1998, the Company's backlog had grown to approximately $39.5 million compared to $32.3 million at the prior year end. The Company includes in backlog only firm orders deliverable within 12 months. Backlog also includes service contract revenue, which will be earned over the next twelve months.

The Company's service revenue increased 32%, from $17.7 million in 1997 to $23.4 million in 1998. The growth was the result of several factors: increased product sales, aggressive service pricing strategies and the return of customers who were dissatisfied with third party service organizations.

                                   nineteen

Margin Analysis
The Company's gross margin increased in 1998 to 42% of sales compared to 41% in 1997. Increased demand for the high performance cardiac, vascular and large field of view C-arm products, combined with the manufacturing efficiencies associated with higher production volumes, offset the pricing pressures on the lower priced products.

The Company's net service costs increased 31% or $4.0 million from 1997, with the primary increase being parts costs and investment in additional service personnel. The additional personnel are needed to handle the broadened product lines, the increase in number of systems sold and to maintain product support for existing customers.

R&D Expense
R & D expense increased 17% in 1998 to $13.0 million compared to $11.2 million in 1997. The increase reflects the costs associated with the development and introduction of new products along with the increase in sustaining engineering expense associated with the broadened product offering. As a percent of net sales, R & D expense decreased slightly over 1997. The Company anticipates that R & D expense will grow proportionally with increasing revenues.

Marketing and Sales Expense
Marketing and sales expense increased in 1998 by $6.0 million to $32.0 million, or a 23% increase over 1997. The majority of the increase in expense was due to additional commission expense resulting from increased revenue and sales incentives. In addition, the Company expanded support of physician training workshops, which reinforce the use of OEC equipment for new applications and are intended to generate leads for future business.

Administrative, General & Other Expense
Administrative, general and other expenses increased 14% in 1998 to $9.9 million compared to $8.7 million in 1997. As a percentage of net sales, these expenses were down 0.3%. The increase reflects the Company's continuing investment in computer systems and the associated training of personnel.

[GRAPHIC APPEARS HERE]

Income Tax
During 1998, the Company recorded tax expense of $9.1 million compared to $6.2 million for 1997. The Company's effective tax rate increased from 34% in 1997 to 36% in 1998 due to the effects of European net operating losses. The Company also recorded $2.3 million and $1.1 million of tax benefit directly to stockholders' equity for the benefit derived from stock options exercised during the years ended December 31, 1998 and 1997, respectively.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996.

Net Sales
Net sales for the year ended December 31, 1997 were $155.4 million compared to $128.0 million in 1996.

Product sales in 1997 were $137.7 million compared to $111.4 million in 1996, an increase of 24%. The increase was due to several factors: a broadened product line, gain in market share of the Company's existing products and an expansion of international distribution. International sales for all products were up 27% compared to 1996.

Domestic bookings in 1997 were approximately $122.2 million compared to $92.0 million in 1996, an increase of 33%. International bookings were basically flat at $24.4 million in 1997 compared to 1996 due to the devaluation of foreign currencies against the U.S. dollar. Worldwide, the Company's C-arm product bookings increased 31% from the prior year while the urology bookings increased approximately 5%. As a result, at December 31, 1997, the Company's backlog had grown to approximately $32.3 million compared to $24.1 million at the prior year end.

The Company's service revenue increased 7%, from $16.6 million in 1996 to $17.7 million in 1997. The slower growth was a result of pricing pressures for service contracts, continuing improvement in product reliability and competition from third party service organizations.

                                    twenty

Margin Analysis
The Company's gross margin increased in 1997 to 41% of sales compared to 40% in 1996 in a very competitive market. There continues to be pricing pressures worldwide for the Company's products. In spite of the pricing pressures, the Company has been able to increase the gross margin by continuing to focus on cost containment and manufacturing efficiencies along with an increased mix of higher margin products.

The Company's net service costs increased 13%, or $1.5 million, from 1996. The largest part of the cost increase was attributable to investment in additional service personnel to handle the broadened product lines.

R&D Expense
R & D expense increased 36% in 1997 to $11.2 million compared to $8.9 million in 1996. The increase reflects the costs associated with the development and introduction of two new products in 1997 along with the increase in sustaining engineering expense associated with the broadened product offering.

Marketing and Sales Expense
Marketing and sales expense increased in 1997 by $4.5 million to $26.0 million, or a 21% increase over 1996. The largest part of the increase in expense was due to the increase in commission expense in direct relation to increased revenue. The other factor was the continuing investment worldwide for coverage due to broadened product lines and new markets addressed by the new products.

Administrative, General & Other Expense
Administrative, general and other expenses increased 19% in 1997 to $8.7 million, versus $7.3 million in 1996. The main increase in expense resulted from costs associated with the implementation of a new company-wide computer system and the associated training costs for personnel. The conversion was completed by year-end 1997.

                                                          [GRAPHIC APPEARS HERE]

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


General Information

Liquidity & Capital Resources
Cash provided by the Company's operations was $7.7 million in 1998 compared to $10.2 million in 1997 and $6.3 million in 1996. The primary uses of cash in both 1998 and 1997 were increases in accounts receivable and inventory which is a reflection of the Company's decision to utilize its cash position to assist the sales force through extended credit terms and more demonstration equipment. During 1998, the Company increased the manufacturing inventory levels to support expanded product lines and the increased production. In addition, during 1998, the Company paid $4.9 million as final settlement of a lawsuit.

The Company's capital expenditures totalled $5.2 million in 1998 compared to $5.6 million in 1997 and $4.5 million in 1996. Additions to the Salt Lake City facilities as well as investments in manufacturing equipment were the primary capital expenditures positioning the Company to meet its growth expectations.

Cash and cash equivalents decreased to $4.4 million at December 31, 1998 from $17.5 million at December 31, 1997 as the Company increased securities available for sale by $12.4 million. During 1998, the Company invested $1.6 million for a minority interest in Heartlab, Inc., a medical imaging software development company with a focus on cardiology.

                                  twenty-one

A stock repurchase program of 1,000,000 shares of the Company's outstanding common stock was authorized in April 1998. As of December 31, 1998, 230,000 shares have been repurchased. During 1997, the combination of the repurchase of 200,000 warrants (See Note 4) and a prior stock repurchase program had resulted in the total acquisition of 369,000 shares.

OEC believes that it has sufficient liquidity and anticipated cash flow to meet its obligations in 1999 and continue its stock repurchase program. In addition, OEC continues to carry an unused $10 million line of credit. To date, the Company has not experienced any significant effects from inflation.


Factors That May Affect Future Results

Certain statements contained in this document and other written and oral statements made from time to time by the Company do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" which provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," and similar words or expressions. The Company's forward-looking statements generally relate to its growth strategies, financial results, product development and regulatory approval programs, and sales efforts. One must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and actual results may vary materially.

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

[GRAPHIC APPEARS HERE]

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

OEC depends on some significant vendors for certain important component parts for certain products. While the Company believes any of these single-source items could be replaced over time, abrupt disruption in the supply of a part for a product could have an adverse effect on the Company's production and on its financial condition and results of operations in cases where the existing inventory of the components is not adequate to meet the Company's demand for the component during such disruption.

The testing, marketing and sale of human healthcare products entails an inherent risk of product liability. There can be no assurance that product liability claims will not be asserted against OEC. Although OEC has product liability insurance coverage, there can be no assurance that such coverage will provide adequate coverage against all potential claims.

As a manufacturer of medical devices, OEC is subject to extensive and rigorous governmental regulation, principally by the FDA and corresponding state and foreign agencies. Failure to comply with FDA and other regulations could result in sanctions being imposed, including restrictions on the marketing of or recall of the affected products. OEC's facilities and manufacturing processes have been periodically inspected by the FDA and other agencies, but remain subject to further inspections from time to time. OEC continues to devote substantial human and financial resources to regulatory compliance and believes that it remains in substantial compliance with all applicable federal and state regulations.

                                  twenty-two

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

Foreign Currency Rate Exposure
The Company has operating subsidiaries located in Europe and utilizes forward exchange contracts with durations generally less than six months to hedge against the effect of exchange rate fluctuations of European income. The Company's forward exchange contracts are not material. The Company also has other customers located throughout the world; however, these customers' invoices are denominated in U.S. dollars. As a result, the Company has not incurred material gains or losses resulting from foreign currency fluctuations. However, adverse fluctuations of exchange rates can affect the purchasing power of international customers that can result in volatility of international demand.

Interest Rate Risk Exposure
The Company has purchased certain debt obligations of the U.S. government and various corporations with original maturities of less than one year. As of December 31, 1998, such investments totaled approximately $15.2 million and the difference between fair market value and amortized cost is immaterial. Interest rate risk and default risk underlying these securities is not considered to be significant.

                                                        [GRAPHIC APPEARS HERE]

Other Exposures
The Company has not entered into any speculative derivatives and does not foresee utilizing such instruments in the future. The Company does not utilize commodities in the normal course of its manufacturing process. Accordingly, the Company does not believe it has any significant commodity risks or exposures.

Year 2000 Readiness Disclosure
The Company has completed a review of its business information systems with regards to Year 2000 compliance and will either replace or correct those computer systems that have been found to have date-related deficiencies. New integrated business information systems for the order administration, financial and manufacturing processes were put in place in 1997. A few minor corrective actions are required to make these systems Year 2000 compliant and these corrections are expected to be completed by mid-year 1999. The business information system for the service process is being replaced with a planned completion date by the end of the third quarter of 1999.

The Company's products being shipped today have been assessed and found to be Year 2000 compliant provided that the user perform a reset of the date upon first use in the Year 2000. The Company believes that products previously shipped are either Year 2000 compliant or can be made Year 2000 compliant with the purchase of an upgrade or a date reset performed upon first use in the Year 2000.

The Company is also assessing facility and telecommunications systems and systems used to support the product design and manufacturing processes to ensure that these will be Year 2000 ready. It is anticipated that any required corrective actions will be completed by mid-year 1999.

The Company relies on third party providers for materials and services such as telecommunications, utilities, financial services and other key services. Interruption of those materials or services due to Year 2000 issues could affect the Company's operations. The Company has completed the process of contacting its major suppliers and has determined that all major suppliers are in the process of ensuring Year 2000 compliance. However, since the Company is dependent on key third twenty-three
parties, there can be no guarantee that the Company's efforts will prevent a material adverse impact on its financial position, results of operations or liquidity in future periods in the event that a significant number of suppliers and/or customers experience business disruptions as a result of their lack of Year 2000 readiness.

The Company estimates that it has incurred costs of approximately $4 million, to date, in external and internal costs to address its Year 2000 readiness issues, the majority of which are the new business information systems installed in 1997. The Company currently estimates that it will incur additional costs of approximately $2 million to complete its Year 2000 readiness projects.

Both the Company's cost estimates and completion time frames could be influenced by the Company's ability to successfully identify all Year 2000 issues, the nature and amount of corrective action required, the availability and cost of trained personnel in this area and the Year 2000 success that key third parties and customers attain. While these and other unforeseen factors could have a material adverse impact on the Company's financial position, results of operations or liquidity in future periods, management believes that it has implemented an effective Year 2000 compliance program that will minimize the possible negative consequences to the Company.

Throughout 1999, the Company will determine areas where contingency planning is needed. The planning efforts will include, but are not limited to, identification and mitigation of potential serious business interruptions, adjustments of inventory levels to meet customer needs, and establishing crisis response processes to address unexpected problems.

[GRAPHIC APPEARS HERE]

                                  twenty-four

Consolidated Statements of Income ---------------------------------------------

Years Ended December 31,                   1998           1997           1996
(In thousands, except per share amounts)
Net sales
  Product                               $ 165,338      $ 137,723      $ 111,383
  Service                                  23,363         17,703         16,602
                                        ---------------------------------------
    Total net sales                       188,701        155,426        127,985
                                        ---------------------------------------
Cost of sales
  Product                                  92,538         78,837         65,334
  Service                                  16,851         12,863         11,372
                                        ---------------------------------------
    Total cost of sales                   109,389         91,700         76,706
                                        ---------------------------------------
    Gross margin                           79,312         63,726         51,279
                                        ---------------------------------------
Operating expenses
  Research and development                 13,023         11,159          8,854
  Marketing and sales                      31,975         25,986         21,494
  Administrative, general and other         9,890          8,653          7,260
                                        ---------------------------------------
    Total operating expenses               54,888         45,798         37,608
                                        ---------------------------------------
Operating income                           24,424         17,928         13,671  [GRAPHIC
                                                                                  APPEARS
Interest income                             1,007            916            786   HERE]
Interest expense                             (247)          (419)            (9)
                                        ---------------------------------------
Income before income taxes                 25,184         18,425         14,448

Income tax expense                          9,082          6,247          1,536
                                        ---------------------------------------
Net income                                $16,102        $12,178        $12,912
                                        =======================================
Net income per common share:
  Diluted                               $    1.20      $     .93      $    1.01
  Basic                                 $    1.27      $     .98      $    1.05

Common shares:
  Diluted                                  13,391         13,079         12,797
  Basic                                    12,698         12,400         12,263

See accompanying notes to consolidated financial statements.

                                  twenty-five

Consolidated Balance Sheets ---------------------------------------------------


December 31,                                                         1998           1997
(In thousands, except par value amounts)
Assets
Current assets:
  Cash and cash equivalents                                      $   4,438      $  17,502
  Securities available for sale                                     15,222          2,843
  Accounts receivable, net of allowances
    of $1,288 and $1,114, respectively                              44,365         40,058
  Inventories, net                                                  42,579         28,376
  Prepaid expenses and other current assets                          1,079          2,988
  Income taxes receivable                                              629          1,025
  Deferred income taxes                                              6,698          7,304
                                                                 ------------------------
    Total current assets                                           115,010        100,096

  Long-term receivables                                              1,520            998
  Property and equipment, net                                       17,242         15,307
  Cost in excess of net assets acquired, net of accumulated
    amortization of $10,126 and $9,155, respectively                 9,922         10,893
  Deferred income taxes                                                256          2,643
  Investment in unconsolidated affiliate                             1,421             --
  Other assets                                                         876            750
                                                                 ------------------------
    Total                                                        $ 146,247      $ 130,687
                                                                 ========================

[GRAPHIC APPEARS HERE]

Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                                 $12,101        $10,339
  Accrued salaries and benefits                                      6,485          5,172
  Accrued warranty and installation costs                            2,702          2,258
  Deferred income and customer deposits                              4,647          5,075
  Accrued legal fees and litigation settlements                         --          4,697
  Accrued distributor commissions                                    3,795          3,725
  Other accrued liabilities                                          4,548          4,869
                                                                 ------------------------
    Total current liabilities                                       34,278         36,135
                                                                 ------------------------
Stockholders' equity:
  Preferred stock, $.01 par value; Authorized -- 2,000 shares, none outstanding
  Common stock, $.01 par value; Authorized -- 30,000 shares
    Issued -- 13,976 and 13,474 shares, respectively                   140            135
  Capital in excess of par value                                    88,990         82,317
  Retained earnings                                                 38,066         21,964
  Treasury stock, 1,200 and 970 shares at cost, respectively       (15,036)        (9,678)
  Accumulated other comprehensive expense                             (191)          (186)
                                                                 ------------------------
    Total stockholders' equity                                     111,969         94,552
                                                                 ------------------------
    Total                                                        $ 146,247      $ 130,687
                                                                 ========================

See accompanying notes to consolidated financial statements.

                                  twenty-six

Consolidated Statements of Stockholders' Equity --------------------------------


                                                        Capital    Retained                         Accumulated
                                    Common  Stock      In Excess   Earnings/    Treasury Stock         Other           Stock
                                   ----------------     of Par   (Accumulated  ----------------    Comprehensive    Subscription
(In thousands)                     Shares    Amount     Value      Deficit)    Shares    Amount   Income/(Expense)   Receivable
                                   ---------------------------------------------------------------------------------------------
Balance, January 1, 1996           12,789   $   128   $ 76,344   $  (3,126)    (560)   $  (4,056)    $   (10)        $  (210)
                                   ---------------------------------------------------------------------------------------------
Comprehensive income:
 Net income                            --        --         --      12,912       --           --          --              --
 Foreign currency translation          --        --         --          --       --           --        (225)             --
Total comprehensive income
Stock issued under
 benefit plans                        369         4      2,115          --       --           --          --              --
Tax benefit attributable to
 stock options exercised               --        --        882          --       --           --          --              --
Purchases of treasury stock            --        --         --          --     (241)      (2,794)         --              --
Receipt of stock subscription
 receivable                            --        --         --          --       --           --          --             210
                                   ---------------------------------------------------------------------------------------------
Balance, December 31, 1996         13,158       132     79,341       9,786     (801)      (6,850)       (235)             --
                                   ---------------------------------------------------------------------------------------------
Comprehensive income:
 Net income                            --        --         --      12,178       --           --          --              --
 Foreign currency translation          --        --         --          --       --           --          49              --
Total comprehensive income
Stock issued under
 benefit plans                        316         3      2,411          --       --           --          --              --
Tax benefit attributable to
 stock options exercised               --        --      1,137          --       --           --          --              --
Purchases of treasury stock            --        --         --          --     (169)      (2,828)         --              --
Purchase of stock warrants             --        --     (1,000)         --       --           --          --              --
Valuation of non-employee
 stock options granted                 --        --        428          --       --           --          --              --
                                   ---------------------------------------------------------------------------------------------
Balance, December 31, 1997         13,474       135     82,317      21,964     (970)      (9,678)       (186)             --
                                   ---------------------------------------------------------------------------------------------
                                                                                                              [GRAPHIC APPEARS HERE]
Comprehensive income:
 Net income                            --        --         --      16,102       --           --          --              --
 Foreign currency translation          --        --         --          --       --           --          (5)             --
Total comprehensive income
Stock issued under
 benefit plans                        502         5      4,191          --       --           --          --              --
Tax benefit attributable to
 stock options exercised               --        --      2,336          --       --           --          --              --
Purchases of treasury stock            --        --         --          --     (230)      (5,358)         --              --
Valuation of non-employee
 stock options granted                 --        --        146          --       --           --          --              --
                                   ---------------------------------------------------------------------------------------------
Balance, December 31, 1998         13,976   $   140   $ 88,990   $  38,066   (1,200)   $ (15,036)    $  (191)             --
                                   ---------------------------------------------------------------------------------------------

(In thousands)                         Total
                                   -----------
Balance, January 1, 1996           $  69,070
                                   -----------
Comprehensive income:
 Net income                           12,912
 Foreign currency translation           (225)
                                   -----------
Total comprehensive income            12,687
Stock issued under
 benefit plans                         2,119
Tax benefit attributable to
 stock options exercised                 882
Purchases of treasury stock           (2,794)
Receipt of stock subscription
 receivable                              210
                                   -----------
Balance, December 31, 1996            82,174
                                   -----------
Comprehensive income:
 Net income                           12,178
 Foreign currency translation             49
                                   -----------
Total comprehensive income            12,227
Stock issued under
 benefit plans                         2,414
Tax benefit attributable to
 stock options exercised               1,137
Purchases of treasury stock           (2,828)
Purchase of stock warrants            (1,000)
Valuation of non-employee
 stock options granted                   428
                                   -----------
Balance, December 31, 1997            94,552
                                   -----------
Comprehensive income:
 Net income                           16,102
 Foreign currency translation             (5)
                                   -----------
Total comprehensive income            16,097
Stock issued under
 benefit plans                         4,196
Tax benefit attributable to
 stock options exercised               2,336
Purchases of treasury stock           (5,358)
Valuation of non-employee
 stock options granted                   146
                                   -----------
Balance, December 31, 1998         $ 111,969
                                   -----------

See accompanying notes to consolidated financial statements.

                                 twenty-seven

Consolidated Statements of Cash Flows -----------------------------------------


Years Ended December 31,                                        1998        1997          1996
(In thousands)
Operating Activities
Net income                                                    $ 16,102    $ 12,178      $ 12,912
Adjustments to reconcile net income
 to net cash provided by operating activities:
  Depreciation and amortization                                  4,344       3,203         3,117
  Deferred income tax expense (benefit)                          2,993       1,938        (3,177)
  Current tax benefit attributable to stock options exercised    2,336       1,137           882
  Non-employee stock option expense                                146         154            --
  Changes in current assets and liabilities:
   Accounts receivable, net                                     (4,307)     (6,725)       (8,209)
   Income taxes                                                    396      (1,534)           97
   Inventories, net                                            (14,203)     (3,783)       (5,837)
   Prepaid expenses and other current assets                     1,909      (1,455)         (566)
   Other assets                                                   (126)       (234)         (157)
   Accounts payable                                              1,762       1,957         2,685
   Accrued salaries and benefits                                 1,313       1,045         1,207
   Accrued warranty and installation costs                         444         510           489
   Deferred income and customer deposits                          (428)       (387)          (49)
   Accrued legal fees and litigation settlements                (4,697)        635           269
   Accrued distributor commissions                                  70         834           999
   Other accrued liabilities                                      (321)        725         1,683
                                                              -----------------------------------
     Net cash provided by operating activities                   7,733      10,198         6,345
                                                              -----------------------------------
[GRAPHIC APPEARS HERE]

Investing Activities
Long-term receivables                                             (522)       (469)         (625)
Additions to property and equipment                             (5,154)     (5,612)       (4,511)
Purchase of securities available for sale                      (12,379)     (2,843)           --
Payment for the purchase of unconsolidated affiliate            (1,575)         --            --
Other                                                               (5)        265          (225)
                                                              -----------------------------------
   Net cash used in investing activities                       (19,635)     (8,659)       (5,361)
                                                              -----------------------------------
Financing Activities
Common stock issued under benefit plans and other                4,196       2,688         2,329
Purchases of treasury stock                                     (5,358)     (2,828)       (2,794)
Purchase of stock warrants                                          --      (1,000)           --
                                                              -----------------------------------
   Net cash used in financing activities                        (1,162)     (1,140)         (465)
                                                              -----------------------------------
Net increase (decrease) in cash and cash equivalents           (13,064)        399           519
Cash and cash equivalents at beginning of year                  17,502      17,103        16,584
                                                              -----------------------------------
Cash and cash equivalents at end of year                      $  4,438    $ 17,502      $ 17,103
                                                              ===================================
Supplemental disclosures of cash flow information
Cash paid during the year for interest                        $     38    $     21      $      9
Cash paid during the year for income taxes                    $  3,357    $  5,843      $  3,734

See accompanying notes to consolidated financial statements.

                                 twenty-eight

Notes To Consolidated Financial Statements ------------------------------------ For The Years Ended December 31, 1998, 1997 and 1996

1.    SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include those of OEC Medical Systems, Inc., and its wholly-owned subsidiaries (the Company). All material intercompany balances and transactions have been eliminated in consolidation.

Operations
The Company designs, manufactures, markets and services computer-based medical equipment (primarily X-ray imaging systems) for use in hospitals, outpatient clinics, and private practice surgi-centers. The products and services of the Company are managed as a single segment. The manufacturing facilities are located in Salt Lake City, Utah, Warsaw, Indiana and Wendelstein, Germany. The systems are marketed through direct sales forces of the Company and through independent distributors and dealers worldwide (See Note 6).

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

Revenue Recognition
Sales are generally recognized at the time the products are shipped, as are provisions for estimated installation costs, warranty costs, agents' commissions and sales allowances. Amounts received upon the sale of service contracts are deferred and recognized as service revenue over the lives of the contracts.
                                                          [GRAPHIC APPEARS HERE]

Cash and Cash Equivalents and Line of Credit
The Company considers all highly liquid investments with original maturities of less than 90 days to be cash equivalents. All such investments are stated at cost, which approximates market. As of December 31, 1998 and 1997, the Company had a line of credit for $10 million which expires in May 1999. No borrowings had been made under this line during the years ended December 31, 1998 and 1997.

Securities Available for Sale
The Company's securities were comprised of debt obligations of the U.S. Government and various corporations and mature in less than one year. All of the Company's securities are classified as available for sale and are carried at fair market value with the unrealized gains and losses recorded as a separate component of stockholders' equity. As of December 31, 1998 and 1997, the difference between fair market value and amortized cost was immaterial. The cost of investment securities sold is determined using the specific identification method. Interest rate risk and default risk underlying the securities is not considered to be significant. During the years ended December 31, 1998 and 1997, there were no significant gains or losses on disposals of securities.

Comprehensive Income
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Accordingly, the Company has adopted the provisions of SFAS No. 130 and has retroactively presented the amounts for the years ended December 31, 1998, 1997 and 1996. During these years, the only amounts deemed to be included as a component of other comprehensive income are the cumulative effects of foreign currency translation adjustments.

                                  twenty-nine

Inventories
Inventories are stated at the lower of cost (utilizing the first-in/first-out method) or market. Inventories consist of the following:

December 31, (In thousands)                                  1998          1997
Purchased parts and completed
  subassemblies                                          $ 21,893      $ 13,340
Work-in-process                                             5,816         4,301
Finished goods                                              2,268           456
Demonstration equipment                                    11,476         8,985
Service and repair parts                                    5,870         5,077
                                                         -----------------------
Total                                                      47,323        32,159
Reserves for excess and obsolete inventory                 (4,744)       (3,783)
                                                         -----------------------
Net                                                      $ 42,579      $ 28,376
                                                         =======================

Long-lived Assets
Impairment of long-lived assets is determined in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and of Long-Lived Assets to be Disposed Of," which was adopted on January 1, 1996. There were no impairments as of December 31, 1998 and 1997.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. The Company uses the straight-line method to depreciate and amortize the cost of assets over their estimated useful lives as follows:
[GRAPHIC APPEARS HERE]

December 31, (In thousands)                  Estimated                             1998                 1997
                                            Useful Lives
                                            ------------
Buildings and land                            30 years                          $ 10,882             $ 10,170
Machinery and equipment                    3 to 10 years                          11,880               10,503
Leasehold improvements                Life of lease (June 2000)                      965                  971
Furniture and fixtures                     2 to 5 years                            1,330                  376
Computer equipment and related
 software                                  2 to 4 years                            5,813                5,457
                                                                                ------------------------------
Total                                                                             30,870               27,477
Less accumulated depreciation
 and amortization                                                                (13,628)             (12,170)
                                                                                ------------------------------
Net                                                                             $ 17,242             $ 15,307
                                                                                ==============================

Cost in Excess of Net Assets Acquired
Cost in excess of net assets acquired consists of the following:

December 31, (In thousands)                                                        1998                1997
Cost in excess of net assets acquired                                           $ 20,048             $ 20,048
Less accumulated amortization                                                    (10,126)              (9,155)
                                                                                ------------------------------
Net                                                                             $  9,922             $ 10,893
                                                                                ==============================

Cost in excess of net assets acquired is being amortized on a straight-line basis over approximately 5 to 30 years. Amortization amounted to approximately $971,000 during each of the years ended December 31, 1998 and 1997 and approximately $641,000 in the year ended December 31, 1996.

                                    thirty

Investment in Unconsolidated Affiliate
During the year ended December 31, 1998, the Company acquired a minority equity position in Heartlab, Inc., for $1,575,000. The Company accounts for this investment using the equity method of accounting. As of December 31, 1998, the Company's equity in the underlying net assets of the affiliate totaled approximately $600,000. Accordingly, the difference is being amortized on a straight line basis over five years.

Contingencies
As a manufacturer of medical products, the Company is subject to certain regulations of the United States Food and Drug Administration (FDA) and various state and foreign agencies. These regulations require review or approval of the Company's products, facilities and manufacturing processes, including periodic inspections of manufacturing facilities for compliance with Good Manufacturing Practices as established by the FDA. The Company has devoted substantial human and financial resources to regulatory compliance and believes that it is in substantial compliance with all applicable federal and state regulations.

Net Income Per Common Share
Net income per common share is computed by both the basic method, which uses the weighted average number of the Company's common shares outstanding, and the diluted method, which includes the dilutive common shares from stock options and warrants as calculated using the treasury stock method. The difference between the Company's basic and diluted earnings per share is attributable to stock options and warrants. The effect of stock options and warrants was to increase the number of common shares by approximately 693,000, 679,000 and 534,000, during the years ended December 31, 1998, 1997 and 1996, respectively.

Foreign Currency Translation
The financial statements of the Company's foreign subsidiaries are measured using local currencies as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end rates of exchange and results of operations are translated at average rates of exchange for the year, with the difference included in accumulated other comprehensive expense until such time as the subsidiary's operations are discontinued, sold or substantially liquidated.

                                                          [GRAPHIC APPEARS HERE]

2.    INCOME TAXES

Income tax expense consists of the following:

Years Ended December 31, (In thousands)         1998         1997         1996
Current Expense:
  Federal                                     $ 8,234      $ 5,630      $ 6,507
  Less utilization of tax credits              (3,035)      (2,057)      (2,513)
                                              ----------------------------------
  Net federal                                   5,199        3,573        3,994
  State                                           812          736          719
  Foreign                                          78           --           --
                                              ----------------------------------
  Total current                                 6,089        4,309        4,713
                                              ==================================
Deferred Expense (Benefit):
  Reversal of valuation allowance                  --           --       (4,306)
  Utilization of tax credits                    3,035        2,057        2,513
  Other deferred tax assets created               (42)        (119)      (1,384)
                                              ----------------------------------
  Total deferred                                2,993        1,938       (3,177)
                                              ----------------------------------
  Net                                         $ 9,082      $ 6,247      $ 1,536
                                              ==================================

                                  thirty-one

Income tax expense differs from the amount computed by applying the statutory Federal tax rate to income before income taxes for the following reasons:

Years Ended December 31, (In thousands)                1998       1997       1996
Computed Federal income tax expense at
   statutory rate of 35%                             $ 8,814    $ 6,449    $ 5,057
State income taxes                                       812        736        719
Generation of research and development tax credits      (895)    (1,008)        --
Effects of foreign subsidiaries on U.S. tax rates        257        (30)       (58)
Reversal of valuation allowance                           --         --     (4,306)
Permanent differences                                     94        100        124
                                                     -----------------------------
Income tax expense                                   $ 9,082    $ 6,247    $ 1,536
                                                     =============================

The Company has research and development tax credit carryforwards of approximately $287,000 expiring in the year 2013, plus alternative minimum tax credit carryforwards of approximately $2,236,000. The Company also has foreign net operating losses in Germany and France and various states in the U.S. which expire in the period from 2008 through 2013.

Deferred income taxes reflect the net tax effects of: (a)temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes; and (b)operating loss and tax credit carryforwards. The tax effects of significant items comprising the Company's deferred tax assets are as follows:

[GRAPHIC APPEARS HERE]

December 31, (In thousands)                                    1998       1997
Deferred tax assets:
Reserves not currently deductible for tax purposes:
   Allowance for bad debts                                   $   404    $   366
   Inventory                                                     739        840
   Litigation                                                     --      1,666
   Warranty                                                      724        686
   Deferred income                                               597        383
   Marketing                                                     334        105
   Depreciation                                                  307       (101)
   Vacation accrual                                              504        227
   Other                                                         590        269
Foreign & state net operating loss carryforwards                 232        843
Tax credit carryforwards                                       2,523      4,663
                                                             ------------------
Total                                                        $ 6,954    $ 9,947
                                                             ==================

3. COMMITMENTS

The Company leases certain of its manufacturing facilities and certain equipment under operating leases. Future minimum annual lease payments under the Company's operating leases are as follows:

Years Ending December 31, (In thousands)
1999                                                                      $1,772
2000                                                                       1,339
2001                                                                         303
2002                                                                         204
                                                                          ------
Total                                                                     $3,618
                                                                          ======

                                  thirty-two

Total rent expense under the operating leases in 1998, 1997 and 1996 was approximately $1,667,000, $1,346,000 and $1,296,000, respectively.

The Company sponsors a 401(k) savings plan in which most domestic salaried employees of the Company are eligible to participate. Contributions made to the plan by the Company are based on a percentage of employee contributions and totaled approximately $961,000, $883,000 and $766,000 in 1998, 1997 and 1996,
respectively.

4. COMMON STOCK

The Company's 1998 Stock Option Plan and 1990 Stock Plan (which incorporates active options under predecessor plans) permits officers, directors, employees and independent contractors to acquire options or other rights to purchase the Company's common stock. The purchase price for the shares is their fair market value on the date the option or purchase right was granted. Options and purchase rights generally vest over a four to six year period.

During 1998, the Company's Board of Directors passed a resolution stating that the total outstanding options may not exceed 20% of the issued and outstanding shares of the Company. As of December 31, 1998, the outstanding options were 14% of the issued and outstanding shares of the Company. In addition, the Board of Directors passed a resolution which disallowed the cancellation/re-grant provision of the 1998 Stock Option Plan.

The Company also maintains an Incentive Stock Acquisition Plan (ISAP) in which only employees may participate. Under the ISAP, the purchase price is 85 percent of the fair market value of the shares on the trading day before the six-month participation period begins or the last trading day of the participation period, whichever is less.

A summary of stock plan activities is as follows:

                                                          [GRAPHIC APPEARS HERE]

Years Ended December 31,                                 1998                    1997                   1996
(In thousands, except average prices)             Number      Weighted   Number       Weighted   Number     Weighted
                                                    of          Avg.       of            Avg.     of          Avg.
                                                  Shares      Exercise   Shares       Exercise  Shares      Exercise
                                                                Price                   Price                 Price
Options:
Outstanding beginning of year                      2,015      $    9.17   2,000      $    7.80   1,740      $    6.02
Granted                                              264          20.49     319          16.25     579          11.84
Cancelled                                            (58)         16.73     (35)         12.99      (8)          6.09
Exercised                                           (451)          7.42    (269)          6.94    (311)          5.43
                                                  -------------------------------------------------------------------
Outstanding end of year                            1,770      $   11.10   2,015      $    9.17   2,000      $    7.80
                                                  -------------------------------------------------------------------

Weighted average fair market value of options
  granted during year                                         $    8.60              $    6.53              $    5.34
Shares purchased under ISAP                           51                     47                     58
Weighted average fair market value of shares
  purchased under ISAP                                        $    2.83              $    2.16              $    1.28

                                 thirty-three

The following table summarizes information about stock options outstanding as of December 31, 1998 (in thousands, except price and life information).

           Options Outstanding                          Options Exercisable
---------------------------------------------------- ------------------------
                              Weighted
                              Average      Weighted                Weighted
   Range of                  Remaining      Average                 Average
   Exercise      Number     Contractual    Exercise    Number      Exercise
    Prices     Outstanding      Life        Price    Exercisable     Price

$ 5.38 -$6.13     694         5.74 years    $ 5.88       683        $  5.88
  6.13 -16.13     669         6.78 years     11.66       389          11.00
 16.13 -22.19     407         8.95 years     19.10       109          18.16
---------------------------------------------------- ------------------------
$ 5.38 -$22.19   1,770        6.87 years    $11.10     1,181        $  8.70
---------------------------------------------------- ------------------------

The Company accounts for stock options granted using Accounting Principles Board
(APB) Opinion No. 25. Accordingly, compensation cost of approximately $146,000, $154,000 and $0 for the years ended December 31, 1998, 1997, and 1996 respectively, has been recognized for stock options granted to non-employees. Had compensation cost for the Company's stock-based compensation plans for employees been recorded based on the fair value at the grant dates for awards under those plans, the Company's net income and net income per common share would have changed to the pro forma amounts indicated below.

December 31, (In thousands)               1998          1997           1996
Net income:
As reported                             $16,102       $12,178        $12,912
Pro forma                               $15,015       $10,894        $12,286
[GRAPHIC APPEARS HERE]
Net income per common share-diluted:
As reported                               $1.20          $.93          $1.01
Pro forma                                 $1.12          $.83          $ .96

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996: dividend yield of 0.00%; expected volatility ranging from 36.59% to 40.29%; risk-free interest rates ranging from 5.50% to 6.56%, and expected lives of 2.5 years subsequent to vesting date.

Warrants
In connection with the signing of a product development agreement in 1990, the Company, through its predecessor, issued warrants to purchase 200,000 shares of its common stock. The warrants were exercisable at a price of $12.70 per share over the period August31, 1994 through August 31, 1997. On January 26, 1997, the Company repurchased the warrants for $1.0 million which was recorded as a reduction to capital in excess of par value. During 1996, the Company issued warrants to purchase 38,000 shares to independent distributors which are exercisable at a price of $11.75 per share during the period of October 1, 1999 to December 31, 1999.

5. LITIGATION

A lawsuit instituted against the Company by a terminated distributor in 1988 was resolved in November 1998 resulting in the Company paying the distributor approximately $4.9 million. This judgment amount was previously fully reserved for by the Company.

The Company is also a defendant in other ordinary commercial litigation. In light of available insurance and reserves, management believes that such litigation will not have a material effect on its financial position or results of operations.

                                  thirty-four

6. FOREIGN SALES

The Company markets its products internationally through subsidiaries in Switzerland, Germany, France and Italy as well as dealers and distributors in other countries. The following table summarizes approximate foreign product sales:

                          1998        1997        1996

Europe                  $17,926     $16,099     $11,892
Other                     8,617       9,988       8,689
                       ---------------------------------
Total foreign sales     $26,543     $26,087     $20,581
                       =================================

7. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 1998 and 1997 is as follows (in thousands, except per share data):

Quarter                          First         Second          Third     Fourth
1998
Net sales                       $41,595        $45,547        $47,880    $53,679
Gross margin                     17,398         19,353         20,372     22,189
Net income                        3,245          3,875          4,316      4,666
Income per share:
   Diluted                      $   .24        $   .29        $   .32    $   .35
   Basic                        $   .26        $   .31        $   .34    $   .36

1997
Net sales                       $32,314        $38,880        $38,959    $45,273
Gross margin                     12,697         15,963         16,129     18,937
Net income                        2,301          2,743          3,445      3,689
Income per share:
   Diluted                      $   .18        $   .21        $   .26    $   .28
   Basic                        $   .19        $   .22        $   .27    $   .30

                                                          [GRAPHIC APPEARS HERE]

8. ACQUISITION OF BMS

During 1995, the Company purchased a 19.8% ownership position in Barwig Medizinische Systeme GmbH (BMS), a German manufacturer of medical equipment. Effective January 1, 1997, the Company increased its ownership of BMS to 100% in exchange for cash payments of approximately $193,000, stock options valued at approximately $274,000, and cancellation of loans to BMS of approximately $615,000. The Company accounted for the acquisition using the purchase method which resulted in the recording of approximately $1.6 million of goodwill which is being amortized over a 5 year period. The pro forma financial information reflecting this transaction for 1996 has not been presented as it is not materially different from the Company's historical results.

9. RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management does not expect the adoption of SFAS No. 133 to be material.


                                  thirty-five

Independent Auditors' Report
                            ------------------------------------------

The Board of Directors and Stockholders of OEC Medical Systems, Inc.:

We have audited the accompanying consolidated balance sheets of OEC Medical Systems, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of OEC Medical Systems, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

[GRAPHIC APPEARS HERE]

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Salt Lake City, Utah
January 20, 1999

                                  thirty-six